                                                            File Nos. 333-81281
                                                                       811-6293

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           Pre-effective Amendment No. 1

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 32

                            SEPARATE ACCOUNT VA-K OF
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                           (Exact Name of Registrant)

                     ALLMERICA FINANCIAL LIFE INSURANCE AND
                                 ANNUITY COMPANY
                               (Name of Depositor)

                               440 Lincoln Street
                               Worcester, MA 01653
              (Address of Depositor's Principal Executive Offices)

                                 (508) 855-1000
              (Depositor's Telephone Number, including Area Code)

                            Mary Eldridge, Secretary
             Allmerica Financial Life Insurance and Annuity Company
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:

               immediately upon filing pursuant to Paragraph (b) of Rule 485
         ---
               on (date) pursuant to Paragraph (b) of Rule 485
         ---
               60 days after filing pursuant to Paragraph (a) (1) of Rule 485
         ---
               on (date) pursuant to Paragraph (a) (1) of Rule 485
         ---
               this post-effective amendment designates a new effective date for
         ---   a previously filed post-effective amendment

                            VARIABLE ANNUITY POLICIES

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). No filing fee is submitted as a filing fee is not required for this type of filing.
Registrant will file its notice pursuant to Rule 24f-2 for its fiscal year ending December 31, 1999 on or before March 1, 2000.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF ITEMS CALLED FOR BY FORM N-4

FORM N-4 ITEM NO.           CAPTION IN PROSPECTUS

1...........................Cover Page

2...........................Special Terms

3...........................Summary of Fees and Expenses; Summary of Contract Features

4...........................Condensed Financial Information;  Performance Information

5...........................Description of the Company, the Variable Account and Delaware
                            Group Premium Fund, Inc.

6...........................Charges and Deductions

7...........................Description of the Contract -- The Accumulation Phase

8...........................Electing the Annuity Date;   Description of Annuity Payout
                            Options;  Annuity Benefit Payments

9...........................Death Benefit

10..........................Payments;  Computation of Values;   Distribution

11..........................Surrender and Withdrawals; Surrender Charge; Withdrawal Without
                            Surrender Charge;  Texas Optional Retirement Program

12..........................Federal Tax Considerations

13..........................Legal Matters

14..........................Statement of Additional Information - Table of Contents


FORM N-4 ITEM NO.           CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
-----------------           ----------------------------------------------
15..........................Cover Page

16..........................Table of Contents


17..........................General Information and History

18..........................Services

19..........................Underwriters

20..........................Underwriters

21..........................Performance Information

22..........................Annuity Benefit Payments

23..........................Financial Statements

                      ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                     WORCESTER, MASSACHUSETTS


                                       SEPARATE ACCOUNT VA-K



     PLEASE READ THIS        This Prospectus provides important information
   PROSPECTUS CAREFULLY      about the Delaware Golden Medallion variable
   BEFORE INVESTING AND      annuity contract issued by Allmerica Financial
    KEEP IT FOR FUTURE       Life Insurance and Annuity Company in all
           REFERENCE.        jurisdictions except New York. The contract is a
     ANNUITIES INVOLVE       flexible payment tax- deferred combination
      RISKS INCLUDING        variable and fixed annuity offered on both a group
     POSSIBLE LOSS OF        and individual basis.
        PRINCIPAL.           The Variable Account, known as Separate Account
                             VA-K is subdivided into Sub- Accounts, each investing exclusively in shares of one of the following portfolios of Delaware Group Premium
                             Fund, Inc.:

                            Growth & Income Series          Small Cap Value Series          Delchester Series
                            Devon Series                    Trend Series                    Capital Reserves Series
                            DelCap Series                   International Equity Series     Strategic Income Series
                            Aggressive Growth Series        Emerging Markets Series         Cash Reserve Series
                            Social Awareness Series         Delaware Balanced Series        Global Bond Series
                            REIT Series                     Convertible Securities Series



                                 The Fixed Account is part of the Company's
                                 General Account and pays an interest rate
                                 guaranteed for one year from the time a payment
                                 is received. The Guarantee Period Accounts
                                 offer fixed rates of interest for specified
                                 periods. A Market Value Adjustment is applied
                                 to payments removed from a Guarantee Period
                                 Account before the end of the specified period.
   THIS ANNUITY IS               The Market Value Adjustment may be positive or
       NOT:                      negative. Payments allocated to a Guarantee
- A BANK DEPOSIT                 Period Account are held in the Company's
  OR OBLIGATION;                 Separate Account GPA (except in California
- FEDERALLY INSURED;             where they are allocated to the General
- ENDORSED BY ANY BANK OR        Account).
  GOVERNMENTAL                   A Statement of Additional Information dated   ,
  AGENCY.                        1999 containing more information about this
                                 annuity is on file with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy may be obtained free of charge by calling Annuity
                                 Client Services at 1-800-423-5252. The Table of
                                 Contents of the Statement of Additional
                                 Information is listed on page 3 of this
                                 Prospectus.

                                 This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).

                                 THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                            WORCESTER, MASSACHUSETTS
                                              DATED          , 1999

                               TABLE OF CONTENTS


SPECIAL TERMS.............................................................................    4
SUMMARY OF FEES AND EXPENSES..............................................................    6
SUMMARY OF CONTRACT FEATURES..............................................................   11
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT, AND DELAWARE GROUP PREMIUM FUND, INC....   16
INVESTMENT OBJECTIVES AND POLICIES........................................................   17
INVESTMENT ADVISORY SERVICES..............................................................   19
DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.....................................   20
  A.  Payments............................................................................   20
  B.  Payment Credits.....................................................................   20
  C.  Computation of Values...............................................................   21
        The Accumulation Unit.............................................................   21
        Net Investment Factor.............................................................   21
  D.  Right to Cancel.....................................................................   22
  E.  Transfer Privilege..................................................................   22
        Asset Allocation Model Reallocations..............................................   23
        Automatic Transfers (Dollar Cost Averaging).......................................   23
        Automatic Account Rebalancing.....................................................   23
  F.  Surrender and Withdrawals...........................................................   24
        Systematic Withdrawals............................................................   25
        Life Expectancy Distributions.....................................................   25
        Systematic Level Free of Surrender Charge Withdrawal Program......................   26
  G.  Death Benefit.......................................................................   26
        Standard Death Benefit............................................................   26
        Optional Enhanced Death Benefit Rider.............................................   27
        Payment of the Death Benefit Prior to the Annuity Date............................   28
  H.  The Spouse of the Owner as Beneficiary..............................................   28
  I.  Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider............................   29
  J.  Assignment..........................................................................   31
ANNUITIZATION -- THE PAYOUT PHASE.........................................................   32
  A.  Electing the Annuity Date...........................................................   32
  B.  Choosing the Annuity Payout Option..................................................   32
        Fixed Annuity Payout Options......................................................   33
        Variable Annuity Payout Options...................................................   33
  C.  Description of Annuity Payout Options...............................................   33
  D.  Variable Annuity Benefit Payments...................................................   34
        The Annuity Unit..................................................................   34
        Determination of the First Annuity Benefit Payment................................   34
        Determination of the Number of Annuity Units......................................   35
        Dollar Amount of Subsequent Variable Annuity Benefit Payments.....................   35
        Payment of Annuity Benefit Payments...............................................   35
  E.  Transfers of Annuity Units..........................................................   35
  F.  Withdrawals After the Annuity Date..................................................   36
        Calculation of Proportionate Reduction............................................   37
        Calculation of Present Value......................................................   38
        Deferral of Withdrawals...........................................................   39
  G.  Reversal of Annuitization...........................................................   39
  H.  NORRIS Decision.....................................................................   40
CHARGES AND DEDUCTIONS....................................................................   41
  A.  Variable Account Deductions.........................................................   41
        Mortality and Expense Risk Charge.................................................   41
        Administrative Expense Charge.....................................................   41
        Other Charges.....................................................................   41
  B.  Contract Fee........................................................................   42

  C.  Optional Rider Charges..............................................................   42
  D.  Premium Taxes.......................................................................   42
  E.  Surrender Charge....................................................................   43
        Calculation of Surrender Charge...................................................   43
        Withdrawal Without Surrender Charge...............................................   44
        Effect of Withdrawal of Withdrawal Without Surrender Charge Amount................   44
        Reduction or Elimination of Surrender Charge and Additional Amounts Credited......   45
  F.  Transfer Charge.....................................................................   46
  G.  Withdrawal Adjustment Charge........................................................   46
GUARANTEE PERIOD ACCOUNTS.................................................................   47
FEDERAL TAX CONSIDERATIONS................................................................   49
  A.  General.............................................................................   49
        The Company.......................................................................   49
        Diversification Requirements......................................................   49
        Investor Control..................................................................   50
  B.  Qualified and Non-Qualified Contracts...............................................   50
  C.  Taxation of the Contract in General.................................................   50
        Withdrawals Prior to Annuitization................................................   50
        Withdrawals After Annuitization...................................................   51
        Annuity Payouts After Annuitization...............................................   51
        Penalty on Distribution...........................................................   51
        Assignments or Transfers..........................................................   52
        Nonnatural Owners.................................................................   52
        Deferred Compensation Plans of State and Local Governments and Tax-Exempt
        Organizations.....................................................................   52
  D.  Tax Withholding.....................................................................   52
  E.  Provisions Applicable to Qualified Employer Plans...................................   52
        Corporate and Self-Employed Pension and Profit Sharing Plans......................   53
        Individual Retirement Annuities...................................................   53
        Tax-Sheltered Annuities...........................................................   53
        Texas Optional Retirement Program.................................................   53
STATEMENTS AND REPORTS....................................................................   53
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS.........................................   54
CHANGES TO COMPLY WITH LAW AND AMENDMENTS.................................................   55
VOTING RIGHTS.............................................................................   55
DISTRIBUTION..............................................................................   55
LEGAL MATTERS.............................................................................   56
YEAR 2000 COMPLIANCE......................................................................   56
FURTHER INFORMATION.......................................................................   57
APPENDIX A - MORE INFORMATION ABOUT THE FIXED ACCOUNT.....................................   A-1
APPENDIX B - PERFORMANCE INFORMATION......................................................   B-1
APPENDIX C - SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT............................   C-1
APPENDIX D - CONDENSED FINANCIAL INFORMATION..............................................   D-1
APPENDIX E - EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS................   E-1
                              STATEMENT OF ADDITIONAL INFORMATION
                                       TABLE OF CONTENTS
GENERAL INFORMATION AND HISTORY...........................................................    2
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE COMPANY............................    3
SERVICES..................................................................................    3
UNDERWRITERS..............................................................................    4
ANNUITY BENEFIT PAYMENTS..................................................................    4
PERFORMANCE INFORMATION...................................................................    6
FINANCIAL STATEMENTS......................................................................   F-1

                                 SPECIAL TERMS

ACCUMULATED VALUE: the total dollar amount of all values in the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts credited to the Contract on any day before the Annuity Date. The Accumulated Value includes all Payment Credits applied to the Contract.

ACCUMULATION UNIT: a measure used to calculate the value of a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract whose life is used to determine the duration of annuity benefit payments involving a life contingency. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.


ANNUITY BENEFIT PAYMENT CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that changes due to investment performance will be reflected in the dollar value of an annuity benefit payment under a variable annuity payout option.


ANNUITY DATE: the date specified in the Contract or a date elected later by the Owner to begin annuity benefit payments. This date must be at least two years after the issue date and may not be later than the Owner's (or youngest Joint Owner's) 99th birthday.

ANNUITY UNIT: a measure used to calculate annuity benefit payments under a variable payout option.


ANNUITY VALUE: the value of the amount applied under an annuity payout option.


COMPANY: unless otherwise specified, any reference to the "Company" shall refer exclusively to Allmerica Financial Life Insurance and Annuity Company.

CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's issue date or on any anniversary of the Issue Date.

FIXED ACCOUNT: an investment option under the Contract that guarantees principal and a fixed minimum interest rate and which is part of the Company's General Account.

FIXED ANNUITY PAYOUT: an annuity payout option with annuity benefit payments that are fixed in amount and guaranteed throughout the annuity benefit payment period.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GROSS PAYMENT BASE: the total of all payments invested in the Contract, less any withdrawals which exceed the Withdrawal Without Surrender Charge amount.

GUARANTEE PERIOD: the number of years that a Guaranteed Interest Rate is credited.

GUARANTEE PERIOD ACCOUNT: an account that corresponds to a Guaranteed Interest Rate for a specified Guarantee Period.

GUARANTEED INTEREST RATE: the annual effective rate of interest, after daily compounding, credited to a Guarantee Period Account.


ISSUE DATE: the date the Contract is issued and the date that is used to determine Contract days, Contract months, Contract years and Contract anniversaries.

MARKET VALUE ADJUSTMENT: a positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

OWNER (YOU): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to Owner shall include Joint Owners.

PAYMENT CREDIT: an amount added to the Contract by the Company when a payment is made to the Contract. The amount will be a specified percentage of the payment.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a corresponding series of Delaware Group Premium Fund, Inc.

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any applicable Contract fee, surrender charge, rider charges and Market Value Adjustment.


UNDERLYING FUND (OR FUNDS): one of the series of Delaware Group Premium Fund, Inc. in which a Sub-Account invests.


VALUATION DATE: a day on which the unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in an Underlying Portfolio's portfolio securities such that the current unit value of the Sub-Accounts may be affected materially.

VARIABLE ACCOUNT: Separate Account VA-K, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and the assets are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity payout option providing for payments varying in amount in accordance with the investment experience of certain of the Underlying Funds.

                          SUMMARY OF FEES AND EXPENSES

There are certain fees and expenses that you will incur directly or indirectly under the Delaware Golden Medallion Contract. The purpose of the following tables is to help you understand these various charges. The tables show (1) charges under the Contract, (2) annual expenses of the Sub-Accounts, and (3) annual expenses of the Underlying Funds during the accumulation phase. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "D. Premium Taxes."

                                                                 COMPLETE YEARS
                                                                  FROM DATE OF
(1) CONTRACT CHARGES:                                                PAYMENT        CHARGE
                                                                 ---------------  -----------

                                                                      0 - 4          8.5%
                                                                   More than 4       7.5%
                                                                   More than 5       6.5%
                                                                   More than 6       5.5%
                                                                   More than 7       3.5%
                                                                   More than 8       1.5%
                                                                   More than 9         0
SURRENDER CHARGE:*
  This charge may be assessed upon surrender, withdrawals or reversal of annuitization. The charge is a percentage of
  payments applied to the amount surrendered (in excess of any amount that is free of surrender charge) within the indicated
  time period.

TRANSFER CHARGE:                                                                     None
  The Company currently does not charge for processing
  transfers and guarantees that the first 12 transfers in a
  Contract year will not be subject to a transfer charge. For each subsequent transfer, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse the Company for the costs of processing the transfer.

ANNUAL CONTRACT FEE:                                                                 $35**
  The fee is deducted annually and upon surrender prior to the
  Annuity Date when Accumulated Value is less than $75,000. The fee is waived for Contracts issued to and maintained by the trustee of a 401(k) plan.


OPTIONAL RIDER CHARGES:
  Under the following riders, 1/12th of the annual charge is deducted pro rata on a monthly basis at the end of each
  Contract month and at termination of the rider. The charge for these riders on an annual basis as a percentage of Accumulated
  Value is:
    1. Minimum Guaranteed Annuity Payout Rider with a ten-year
       waiting period:                                                               0.35%
    2. Minimum Guaranteed Annuity Payout Rider with a
       fifteen-year waiting period:                                                  0.20%
    3. Enhanced Death Benefit With Annual Step-Up:                                   0.15%
    4. 5% Enhanced Death Benefit With Annual Step-Up:                                0.25%
    5. 7% Enhanced Death Benefit With Annual Step-Up:                                0.35%


* From time to time, the Company may reduce or eliminate the surrender charge, the period during which it applies, or both, and/or credit additional amounts on Contracts when Contracts are sold to individuals or groups in a manner that reduces sales expenses or where the Owner and Annuitant on the date of issue is within certain classes of eligible individuals. For more information see "Reduction or Elimination of Surrender Charge and Additional Amounts Credited" under "E. Surrender Charge."

**The fee may be lower in some jurisdictions. See Contract Specifications for specific charge.

WITHDRAWAL ADJUSTMENT CHARGE AFTER THE ANNUITY DATE:
During the Annuity Payout Phase, you may request withdrawals which will result in a calculation by the Company of the Present Value of future annuity payments. For withdrawals taken within 5 years of the Issue Date, the Assumed Investment Return ("AIR") you have chosen (in the case of a variable annuity payout option) or the interest rate (in the case of a fixed annuity payout option) used to determine the Present Value is increased by a Withdrawal Adjustment Charge in the following manner:



ADJUSTMENT TO AIR OR INTEREST RATE:
  If 15 or more years of annuity payments are being valued, the increase is          1.00%
  If 10-14 years of annuity payments are being valued, the increase is               1.50%
  If less than 10 years of annuity payments are being valued, the increase is        2.00%



The increase to the AIR or the interest rate used to determine the Present Value results in a greater proportionate reduction in the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), than if the increase had not been made. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "D. Variable Annuity Benefit Payments" and "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE for additional information.


(2) ANNUAL SUB-ACCOUNT EXPENSES:
(on an annual basis as a percentage of average daily net
assets)
Mortality and Expense Risk Charge:                                  1.25%
Administrative Expense Charge:                                      0.15%
                                                                 -----------
Total Annual Expenses:                                              1.40%


(3) ANNUAL UNDERLYING FUND EXPENSES: The following table shows the expenses of the Underlying Funds as a percentage of average daily net assets for the year ended December 31, 1998 (restated, if necessary, to reflect changes in expense limitations effective May 1, 1999). For more information concerning fees and expenses, see the prospectus for the Underlying Funds.



                                                         MANAGEMENT FEE       OTHER EXPENSES            TOTAL FUND
                                                           (AFTER ANY           (AFTER ANY         EXPENSES (AFTER ANY
FUND                                                   VOLUNTARY WAIVERS)    REIMBURSEMENTS)     WAIVERS/REIMBURSEMENTS)
----------------------------------------------------  --------------------  ------------------  --------------------------
Growth & Income Series..............................           0.60%                0.11%                  0.71%(2)
Devon Series........................................           0.65%                0.06%                  0.71%(2)
DelCap Series.......................................           0.74%                0.11%                  0.85%(1)(2)
Aggressive Growth Series(@).........................           0.68%                0.17%                  0.85%(1)(2)
Social Awareness Series.............................           0.71%                0.14%                  0.85%(1)(2)
REIT Series(@)......................................           0.58%                0.27%                  0.85%(1)(2)
Small Cap Value Series..............................           0.75%                0.10%                  0.85%(2)
Trend Series........................................           0.75%                0.10%                  0.85%(2)
International Equity Series.........................           0.82%                0.13%                  0.95%(1)(2)
Emerging Markets Series.............................           1.08%                0.42%                  1.50%(1)(2)
Delaware Balanced Series............................           0.65%                0.10%                  0.75%(2)
Convertible Securities Series.......................           0.75%                0.07%                  0.82%(2)
Delchester Series...................................           0.65%                0.10%                  0.75%(2)
Capital Reserves Series.............................           0.50%                0.19%                  0.69%(2)
Strategic Income Series.............................           0.64%                0.16%                  0.80%(1)(2)
Cash Reserve Series.................................           0.45%                0.09%                  0.54%(2)
Global Bond Series..................................           0.68%                0.17%                  0.85%(1)(2)

(@) The Aggressive Growth Series had not commenced operations as of December 31, 1998. Expenses shown are based on estimated and annualized amounts. Actual expenses may be greater or less than shown. The REIT Series commenced operations on May 1, 1998. Expenses shown are based on annualized amounts.

(1) For the fiscal year ended December 31, 1998, before waiver and/or reimbursement by the investment adviser, total Series expenses as a percentage of average daily net assets were 0.86% for DelCap Series, 0.89% for Social Awareness Series, 1.02% for REIT Series, 1.67% for Emerging Markets Series, 0.81% for Strategic Income Series, 0.92% for Global Bond Series, 0.88% for International Equity Series and are anticipated to be 0.92% for Aggressive Growth Series.


(2) The investment adviser for the Growth & Income Series (formerly known as "Decatur Total Return Series"), Devon Series, DelCap Series, Aggressive Growth Series, Social Awareness Series, REIT Series, Small Cap Value Series, Trend Series, Delaware Balanced Series (formerly known as "Delaware Series"), Convertible Securities Series, Delchester Series, Capital Reserves Series, Strategic Income Series, and Cash Reserve Series is Delaware Management Company, Inc. ("Delaware Management"). The investment adviser for the International Equity Series, Emerging Markets Series and the Global Bond Series is Delaware International Advisers Ltd. ("Delaware International"). Effective May 1, 1999 through October 31, 1999, the investment advisers for the Series of DGPF have agreed voluntarily to waive their management fees and reimburse each Series for expenses to the extent that total expenses will not exceed 1.50% for the Emerging Markets Series; 0.95% for the International Equity Series; 0.85% for DelCap Series, Aggressive Growth Series, Social Awareness Series, REIT Series, Small Cap Value Series, Trend Series, Convertible Securities Series and Global Bond Series and 0.80% for all other Series. In addition, effective May 1, 1999, Delaware Management voluntarily elected to cap its management fee for the Growth and Income Series at 0.60% indefinitely. The fee ratios shown above have been restated, if necessary, to reflect the new voluntary limitations which took effect on May 1, 1999. The declaration of a voluntary expense limitation does not bind the investment advisers to declare future expense limitations with respect to these Funds. Pursuant to a vote of the Fund's shareholders on March 17, 1999, a new management fee structure based on average daily net assets was approved. The above ratios have been restated to reflect the new management fee structure which took effect on May 1, 1999.


The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.


EXPENSE EXAMPLES: The following examples demonstrate the cumulative expenses which an Owner would pay at 1-year, 3-year, 5-year, and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets. As required by rules of the Securities and Exchange Commission ("SEC"), the Contract fee is reflected in the examples by a method designed to show the "average" impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.04%, and the amount of the Contract fee is assumed to be $0.40 in the examples. The Contract fee is only deducted when the Accumulated Value is less than $75,000. Lower costs apply to Contracts owned and maintained under a 401(k) plan. Because the expenses of the Underlying Funds differ, separate examples are used to illustrate the expenses incurred by an Owner on an investment in the various Sub-Accounts.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

(1a) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders.


WITH SURRENDER CHARGE                                                            1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
Growth & Income Series.......................................................   $      96    $     145    $     187    $     244
Devon Series.................................................................   $      96    $     145    $     187    $     244
DelCap Series................................................................   $      97    $     149    $     193    $     258
Aggressive Growth Series.....................................................   $      97    $     149    $     193    $     258
Social Awareness Series......................................................   $      97    $     149    $     193    $     258
REIT Series..................................................................   $      97    $     149    $     193    $     258
Small Cap Value Series.......................................................   $      97    $     149    $     193    $     258
Trend Series.................................................................   $      97    $     149    $     193    $     258
International Equity Series..................................................   $      98    $     151    $     198    $     268
Emerging Markets Series......................................................   $     103    $     167    $     223    $     322
Delaware Balanced Series.....................................................   $      96    $     146    $     189    $     248
Convertible Securities Series................................................   $      97    $     148    $     192    $     255
Delchester Series............................................................   $      96    $     146    $     189    $     248
Capital Reserves Series......................................................   $      96    $     144    $     186    $     242
Strategic Income Series......................................................   $      97    $     147    $     191    $     253
Cash Reserve Series..........................................................   $      94    $     140    $     179    $     226
Global Bond Series...........................................................   $      97    $     149    $     193    $     258


(1)(b) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the Minimum Guaranteed Annuity Payout Rider with a ten-year waiting period and the 7% Enhanced Death Benefit Rider With Annual Step-Up.


WITH SURRENDER CHARGE                                                            1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
Growth & Income Series.......................................................   $     102    $     164    $     219    $     313
Devon Series.................................................................   $     102    $     164    $     219    $     313
DelCap Series................................................................   $     104    $     168    $     226    $     327
Aggressive Growth Series.....................................................   $     104    $     168    $     226    $     327
Social Awareness Series......................................................   $     104    $     168    $     226    $     327
REIT Series..................................................................   $     104    $     168    $     226    $     327
Small Cap Value Series.......................................................   $     104    $     168    $     226    $     327
Trend Series.................................................................   $     104    $     168    $     226    $     327
International Equity Series..................................................   $     104    $     171    $     230    $     336
Emerging Markets Series......................................................   $     110    $     186    $     255    $     386
Delaware Balanced Series.....................................................   $     103    $     165    $     221    $     317
Convertible Securities Series................................................   $     103    $     167    $     224    $     324
Delchester Series............................................................   $     103    $     165    $     221    $     317
Capital Reserves Series......................................................   $     102    $     164    $     218    $     311
Strategic Income Series......................................................   $     103    $     167    $     223    $     322
Cash Reserve Series..........................................................   $     101    $     159    $     211    $     297
Global Bond Series...........................................................   $     104    $     168    $     226    $     327

(2)(a) If, at the end of the applicable time period, you do not surrender your Contract or you annuitize,* you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders.


WITHOUT SURRENDER CHARGE                                                         1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
Growth & Income Series.......................................................   $      21    $      66    $     113    $     244
Devon Series.................................................................   $      21    $      66    $     113    $     244
DelCap Series................................................................   $      23    $      70    $     120    $     258
Aggressive Growth Series.....................................................   $      23    $      70    $     120    $     258
Social Awareness Series......................................................   $      23    $      70    $     120    $     258
REIT Series..................................................................   $      23    $      70    $     120    $     258
Small Cap Value Series.......................................................   $      23    $      70    $     120    $     258
Trend Series.................................................................   $      23    $      70    $     120    $     258
International Equity Series..................................................   $      24    $      73    $     125    $     268
Emerging Markets Series......................................................   $      29    $      90    $     153    $     322
Delaware Balanced Series.....................................................   $      22    $      67    $     115    $     248
Convertible Securities Series................................................   $      23    $      69    $     119    $     255
Delchester Series............................................................   $      22    $      67    $     115    $     248
Capital Reserves Series......................................................   $      21    $      65    $     112    $     242
Strategic Income Series......................................................   $      22    $      69    $     118    $     253
Cash Reserve Series..........................................................   $      20    $      61    $     105    $     226
Global Bond Series...........................................................   $      23    $      70    $     120    $     258



(2)(b) If, at the end of the applicable time period, you do not surrender your Contract or you annuitize,* you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the Minimum Guaranteed Annuity Payout Rider with a ten-year waiting period and the 7% Enhanced Death Benefit Rider With Annual Step-Up.



WITHOUT SURRENDER CHARGE                                                         1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
Growth & Income Series.......................................................   $      28    $      87    $     148    $     313
Devon Series.................................................................   $      28    $      87    $     148    $     313
DelCap Series................................................................   $      30    $      91    $     155    $     327
Aggressive Growth Series.....................................................   $      30    $      91    $     155    $     327
Social Awareness Series......................................................   $      30    $      91    $     155    $     327
REIT Series..................................................................   $      30    $      91    $     155    $     327
Small Cap Value Series.......................................................   $      30    $      91    $     155    $     327
Trend Series.................................................................   $      30    $      91    $     155    $     327
International Equity Series..................................................   $      31    $      94    $     160    $     336
Emerging Markets Series......................................................   $      36    $     110    $     187    $     386
Delaware Balanced Series.....................................................   $      29    $      88    $     150    $     317
Convertible Securities Series................................................   $      30    $      90    $     154    $     324
Delchester Series............................................................   $      29    $      88    $     150    $     317
Capital Reserves Series......................................................   $      28    $      86    $     147    $     311
Strategic Income Series......................................................   $      29    $      90    $     153    $     322
Cash Reserve Series..........................................................   $      27    $      82    $     140    $     297
Global Bond Series...........................................................   $      30    $      91    $     155    $     327



* The Contract fee is not deducted after annuitization. No surrender charges are deducted at or after annuitization under any of the available annuity payout options.

                          SUMMARY OF CONTRACT FEATURES

WHAT IS THE DELAWARE GOLDEN MEDALLION VARIABLE ANNUITY?


The Delaware Golden Medallion variable annuity contract ("Contract") is an insurance contract designed to help you, the Owner, accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract may be purchased up to age 85 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:



- a customized investment portfolio;



- a Fixed Account;



- Guarantee Period Accounts;



- a Payment Credit equal to 4% of your payment, added to the Contract's Accumulated Value as soon as your payment is applied;



- experienced professional investment advisers;



- tax deferral on earnings;



- guarantees that can protect your family;



- withdrawals during the accumulation and annuitization phases; and



- income that you can receive for life.



The Contract has two phases: an accumulation phase and, if you choose to annuitize, an annuity payout phase (described below). During the accumulation phase, you may allocate your initial payment and any additional payments you choose to make among the Sub-Accounts investing in the series of the Delaware Group Premium Fund, Inc. ("DGPF"), to the Guarantee Period Accounts, and to the Fixed Account. You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Underlying Funds and any accumulations in the Guarantee Period Accounts and the Fixed Account. You do not pay taxes on any earnings under the Contract until you withdraw money. In addition, during the accumulation phase, your beneficiaries receive certain protections in the event of your death. See discussion below: "WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?"


WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

If you or a Joint Owner dies before the Annuity Date, a standard death benefit will be paid to the beneficiary. (No death benefit is payable at the death of any Annuitant except when the Owner is not a natural person.) Three optional Enhanced Death Benefit Riders are also available at issue for a separate monthly charge. See "G. Death Benefit" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on one of the numerous annuity payout options available under the Contract. You choose:

- the annuity payout option;

- the date annuity benefit payments begin but no earlier than 2 years after the Issue Date;



- whether you want variable annuity benefit payments based on the investment performance of the Underlying Funds, fixed-amount annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed-amount and variable annuity benefit payments; and


- whether you want certain protections provided under optional riders.


You may also take withdrawals during the annuity payout phase. The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under an annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" or "Life With Cash Back" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option). Under a Life annuity payout option, the Owner may make one Payment Withdrawal each calendar year. Under a Life with Period Certain or Life with Cash Back annuity payout option, the Owner may make one Payment Withdrawal and one Present Value Withdrawal in each calendar year. Under a Period Certain annuity payout option, the Owner may make multiple Present Value Withdrawals each calendar year. For more information, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE. In addition, if you choose a variable payout option, you may transfer among the available Sub-Accounts.



M-GAP RIDER. When applying for the Contract, currently the Owner may elect to purchase the Minimum Guaranteed Annuity Payout ("M-GAP") Rider for a separate monthly charge. This optional rider provides a guaranteed minimum amount of income under a life contingent fixed annuity payout option. The M-GAP Rider is based on the Company's guaranteed fixed annuity option rates as set forth in the Contract. These annuity option rates determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. The rates are based on the Annuity 2000 Mortality Table and a 3% Assumed Investment Return ("AIR"). The M-GAP Rider is not available at all ages.



For more information on this optional rider, see "I. Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.


WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner"), and us, Allmerica Financial Life Insurance and Annuity Company. Each Contract has an Owner (or an Owner and a Joint Owner), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you may:

- make payments

- choose investment allocations


- choose annuity payout options


- receive annuity benefit payments (or designate someone else to receive annuity benefit payments)

- select the Annuitant and beneficiary.


The Annuitant is the person whose life is used to determine the duration of annuity benefit payments involving a life contingency. There must be at least one Annuitant at all times. If an Annuitant dies and a replacement is not named, the Owner will become the new Annuitant. The beneficiary is the person(s) or entity entitled to the death benefit at the death of a sole Owner prior to the Annuity Date. In the case of the death of a Joint Owner, the surviving Joint Owner will receive the death benefit. Under certain circumstances, the beneficiary may be entitled to annuity benefit payments upon the death of an Owner on or after the Annuity Date.


HOW MUCH CAN I INVEST AND HOW OFTEN?


During the Accumulation Phase, you may make additional payments. Total payments under the Contract can exceed $5,000,000 only with the Company's prior approval. The number and frequency of your payments are flexible, subject only to a $600 minimum ($1,000 in Washington) for your initial payment and a $50 minimum for any additional payments. A lower initial payment is permitted for certain qualified plans and where monthly payments are being forwarded directly from a financial institution. A minimum of $1,000 is always required to establish a Guarantee Period Account.



Each time you make a payment, you will immediately receive a Payment Credit equal to 4% of your payment. This Payment Credit will be immediately invested along with your payment. However, if you cancel the Contract under its "Right to Examine" provision, your refund will be reduced by the amount of the Payment Credit. For more information, see "D. Right to Cancel" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.


WHAT ARE MY INVESTMENT CHOICES?


You may choose among the Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account.



THE VARIABLE ACCOUNT. You have the choice of Sub-Accounts investing in the following Underlying Funds:


Growth & Income Series          Emerging Markets Series
Devon Series                    Delaware Balanced Series
DelCap Series                   Convertible Securities Series
Aggressive Growth Series        Delchester Series
Social Awareness Series         Capital Reserves Series
REIT Series                     Strategic Income Series
Small Cap Value Series          Cash Reserve Series
Trend Series                    Global Bond Series
International Equity Series


For a more detailed description of the Underlying Funds, see "INVESTMENT OBJECTIVES AND POLICIES."



Each Underlying Fund operates pursuant to different investment objectives, and this range of investment options enables you to allocate your money among the Underlying Funds to meet your particular investment needs.


GUARANTEE PERIOD ACCOUNTS. Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account (except in California where assets are held in the Company's General Account). Values and benefits calculated on the basis of Guarantee Period Account allocations, however, are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guaranteed Interest Rate depends on the number of years of the Guarantee Period selected. The Company may offer up to nine Guarantee Periods ranging from two to ten years in duration. Once declared, the Guaranteed Interest Rate will not change during the duration of the Guarantee Period.


If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity payout option at any time other than the day following the last day of the applicable Guarantee Period, a

Market Value Adjustment will apply that may increase or decrease the value. However, this adjustment will never be applied against your principal. In addition, earnings in the GPA AFTER application of the Market Value Adjustment will not be less than an effective annual rate of 3%. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see "GUARANTEE PERIOD ACCOUNTS."


THE GUARANTEE PERIOD ACCOUNTS ARE NOT AVAILABLE IN ALL STATES AND ARE NOT OFFERED AFTER ANNUITIZATION.

FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. The initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account, see APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

WHO IS THE INVESTMENT ADVISER?

Delaware Management Company, Inc. ("Delaware Management") is the investment adviser for the Growth & Income Series, Devon Series, DelCap Series, Aggressive Growth Series, Social Awareness Series, REIT Series, Small Cap Value Series, Trend Series, Delaware Balanced Series, Convertible Securities Series, Delchester Series, Capital Reserves Series, Strategic Income Series, and Cash Reserve Series. The investment adviser for the International Equity Series, Emerging Markets Series and the Global Bond Series is Delaware International Advisers Ltd. ("Delaware International").

CAN I MAKE TRANSFERS AMONG THE SUB-ACCOUNTS?


Yes. Prior to the Annuity Date, you may transfer among the Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account. On and after the Annuity Date, if you have elected a variable option, you may transfer only among the Sub-Accounts. You will incur no current taxes on transfers while your money remains in the Contract. See "E. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.


The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company does not currently charge but reserves the right to assess a processing charge guaranteed never to exceed $25.


If you authorize automatic periodic transfers (under an Asset Allocation Model Reallocation program, Automatic Transfers program (Dollar Cost Averaging) or Automatic Account Rebalancing program), the first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.


WHAT IF I NEED MY MONEY BEFORE THE ANNUITY PAYOUT PHASE BEGINS?

Before the annuity payout phase begins, you may surrender your Contract or make withdrawals at any time. Each calendar year, you can take without a surrender charge the greater of:

(1) 100% of cumulative earnings (excluding Payment Credits); or


(2) 15% of the total of all payments invested in the Contract LESS that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table (even if the applicable surrender charge is 0%) as of the Valuation Date for the withdrawal (the Gross Payment Base), LESS any prior withdrawal(s) during the same calendar year to which the surrender charge table was not applicable.

If greater than the amount available under either (1) or (2) above, the Owner of a qualified Contract or a Contract issued under a Section 457 Deferred Compensation Plan may take each calendar year without charge an amount calculated by the Company based on his or her life expectancy. A 10% tax penalty may apply on all amounts deemed to be earnings if you are under age 59 1/2.

In addition, WHERE PERMITTED BY LAW, the Company will waive surrender charges if, after the Contract is issued:

- you become disabled before you attain age 65; or

- you are diagnosed with a fatal illness or are confined in a medical care facility for the later of 90 consecutive days or one year after the Issue Date.


Additional amounts may be withdrawn at any time. However, the withdrawal of payments that have not been invested in the Contract for more than nine years may be subject to a surrender charge. A Market Value Adjustment will apply to withdrawals from a Guarantee Period Account prior to the expiration of the Guarantee Period.


CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be cancelled. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision on the cover of your Contract.


If you cancel the Contract, you will receive the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any fees or charges that may have been deducted, less the Payment Credit(s). However, if required in your state or if the Contract was issued as an Individual Retirement Annuity (IRA), you will generally receive a refund of your gross payment(s). In certain jurisdictions this refund may be the greater of (1) your gross payment(s) or (2) the Accumulated Value adjusted for any Market Value Adjustment, less any Payment Credit(s), plus any fees or charges previously deducted. See "D. Right to Cancel" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.



Each time you make a payment, you will receive a Payment Credit equal to 4% of the payment. The Payment Credit will be immediately invested along with your payment. However, if you cancel the Contract under its "Right to Examine" provision, your refund will be reduced by the amount of the Payment Credit(s). If the "Right to Examine" provision in your state provides that you will receive the Accumulated Value of the Contract (adjusted as described above), this means that you receive any gains and bear any losses attributable to the Payment Credit. For more information, see "D. Right to Cancel" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.


CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

You can make several changes after receiving your Contract:

- You may assign your ownership to someone else, except under certain qualified plans.

- You may change the beneficiary, unless you have designated an irrevocable beneficiary.

- You may change your allocation of payments.

- You may make transfers among the Sub-Accounts without any tax consequences.

- You may cancel your Contract within ten days of delivery (or longer if required by state law).

             DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT, AND
                       DELAWARE GROUP PREMIUM FUND, INC.

THE COMPANY. Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial") is a life insurance company organized under the laws of Delaware in July 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000. Allmerica Financial is subject to the laws of the state of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, Allmerica Financial is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1998, Allmerica Financial had over $14 billion in assets and over $26 billion of life insurance in force.

Effective October 1, 1995, Allmerica Financial changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. Allmerica Financial is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). First Allmerica, originally organized under the laws of Massachusetts in 1844 as a mutual life insurance company and known as State Mutual Life Assurance Company of America, converted to a stock life insurance company on October 16, 1995 and adopted its present name. First Allmerica is the fifth oldest life insurance company in America.

Allmerica Financial is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness, and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT. The Company maintains a separate account referred to as Separate Account VA-K (the "Variable Account"). The Variable Account was authorized by vote of the Board of Directors of the Company on November 1, 1990. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("the 1940 Act"). This registration does not involve the supervision or management of investment practices or policies of the Variable Account or the Company by the SEC.

Each Sub-Account of the Variable Account invests in a corresponding investment series of Delaware Group Premium Fund, Inc. The assets used to fund the variable portions of the Contract are set aside in the Sub-Accounts of the Variable Account, and are kept separate and apart from the general assets of the Company. Each Sub-Account is administered and accounted for as part of the general business of the Company. The income, capital gains or capital losses of each Sub-Account, however, are allocated to each Sub-Account, without regard to any other income, capital gains or capital losses of the Company. Obligations under the Contract are obligations of the Company. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

The Company reserves the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. The Company may offer other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. The Variable Account also may invest in other underlying funds which are not available to the Contracts described in this Prospectus.

DELAWARE GROUP PREMIUM FUND, INC. Delaware Group Premium Fund, Inc. ("DGPF") is an open-end, diversified management investment company registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policy of DGPF or its separate investment series. DGPF was established to serve as an investment vehicle for various separate accounts supporting variable insurance contracts. DGPF currently has 17 investment portfolios, each issuing a series of shares: Growth & Income Series, Devon Series, DelCap Series, Aggressive Growth Series, Social Awareness Series, REIT Series, Small Cap Value Series, Trend Series, International Equity Series, Emerging Markets

Series, Delaware Balanced Series, Convertible Securities Series, Delchester Series, Capital Reserves Series, Strategic Income Series, Cash Reserve Series, and Global Bond Series (collectively, the "Underlying Funds"). The assets of each Underlying Fund are held separate from the assets of the other Underlying Funds. Each Underlying Fund operates as a separate investment vehicle, and the income or losses of one Underlying Fund have no effect on the investment performance of another Underlying Fund. Shares of the Underlying Funds are not offered to the general public but solely to separate accounts of life insurance companies.

The investment adviser for the Growth & Income Series, Devon Series, DelCap Series, Aggressive Growth Series, Social Awareness Series, REIT Series, Small Cap Value Series, Trend Series, Delaware Balanced Series, Convertible Securities Series, Delchester Series, Capital Reserves Series, Strategic Income Series, and Cash Reserve Series is Delaware Management Company, Inc. ("Delaware Management"). The investment adviser for the International Equity Series, Emerging Markets Series and the Global Bond Series is Delaware International Advisers Ltd. ("Delaware International").

                       INVESTMENT OBJECTIVES AND POLICIES


A summary of investment objectives of each of the Underlying Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING FUNDS MAY BE FOUND IN THE PROSPECTUS FOR THE FUNDS, WHICH ACCOMPANIES THIS PROSPECTUS. PLEASE READ THEM CAREFULLY BEFORE INVESTING. The Statement of Additional Information ("SAI") for the Funds is available upon request.


GROWTH & INCOME SERIES -- seeks the highest possible total rate of return by selecting issues that exhibit the potential for capital appreciation while providing higher than average dividend income. This Fund formerly was known as Decatur Total Return Series.

DEVON SERIES -- seeks current income and capital appreciation. It seeks to achieve its objective by investing primarily in income-producing common stocks, with a focus on common stocks that the investment manager believes exhibit the potential for above-average dividend increases over time.

DELCAP SERIES -- seeks long-term capital appreciation by investing its assets in a diversified portfolio of securities exhibiting the potential for significant growth. This Series formerly was known as the Growth Series.

AGGRESSIVE GROWTH SERIES -- seeks to provide long-term capital appreciation which the Fund attempts to achieve by investing primarily in equity securities of companies which the investment manager believes have the potential for high earnings growth.

SOCIAL AWARENESS SERIES -- seeks to achieve long-term capital appreciation. It seeks to achieve its objective by investing primarily in equity securities of medium- to large-sized companies expected to grow over time that meet the Series' "Social Criteria" strategy.

REIT SERIES -- seeks to achieve maximum long-term total return. Capital appreciation is a secondary objective. It seeks to achieve its objective by investing in securities of companies primarily engaged in the real estate industry.

SMALL CAP VALUE SERIES -- seeks capital appreciation by investing in small-to-mid cap common stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Emphasis also will be placed on securities of companies that temporarily may be out of favor or whose value is not yet recognized by the market.

TREND SERIES -- seeks long-term capital appreciation by investing primarily in small-cap common stocks and convertible securities of emerging and other growth-oriented companies. These securities will have been judged to be responsive to changes in the marketplace and to have fundamental characteristics to support growth. Income is not an objective.

INTERNATIONAL EQUITY SERIES -- seeks long-term growth without undue risk to principal by investing primarily in equity securities of foreign issuers providing the potential for capital appreciation and income.

EMERGING MARKETS SERIES -- seeks to achieve long-term capital appreciation. It seeks to achieve its objective by investing primarily in equity securities of issuers located or operating in emerging countries. The Series is an international fund. As such, under normal market conditions, at least 65% of the Series' assets will be invested in equity securities of issuers organized or having a majority of their assets or deriving a majority of their operating income in at least three countries that are considered to be emerging or developing.

DELAWARE BALANCED SERIES -- seeks a balance of capital appreciation, income and preservation of capital. It uses a dividend-oriented valuation strategy to select securities issued by established companies that are believed to demonstrate potential for income and capital growth. This Series formerly was known as Delaware Series.

CONVERTIBLE SECURITIES SERIES -- seeks a high level of total return on its assets through a combination of capital appreciation and current income by investing primarily in convertible securities, which may include privately placed convertible securities.

DELCHESTER SERIES -- seeks as high a current income as possible by investing in rated and unrated corporate bonds (including high-yield bonds commonly known as "junk bonds"), U.S. government securities and commercial paper. Please read the Fund's prospectus disclosure regarding the risk factors before investing in this Series.

CAPITAL RESERVES SERIES -- seeks a high, stable level of current income while minimizing fluctuations in principal by investing in a diversified portfolio of short- and intermediate-term securities.

STRATEGIC INCOME SERIES -- seeks high current income and total return. It seeks to achieve its objective by using a multi-sector investment approach, investing primarily in three sectors of the fixed-income securities market: high yield, higher-risk securities; investment grade fixed-income securities; and foreign government and other foreign fixed-income securities. The Series also may invest in U.S. equity securities.

CASH RESERVE SERIES -- a money market fund which seeks the highest level of income consistent with the preservation of capital and liquidity through investments in short-term money market instruments.

GLOBAL BOND SERIES -- seeks current income consistent with preservation of principal by investing primarily in fixed-income securities that also may provide the potential for capital appreciation. At least 65% of the Series' assets will be invested in fixed-income securities of issuers organized or having a majority of their assets in or deriving a majority of the operating income in at least three different countries, one of which may be the United States.

If there is a material change in the investment policy of a Sub-Account or the Fund in which it invests, the Owner will be notified of the change. If the Owner has values allocated to that Sub-Account, the Company will transfer it without charge on written request by the Owner to another Sub-Account or to the Fixed Account. The Company must receive such written request within 60 days of the later of (1) the effective date of the change in the investment policy, or (2) the receipt of the notice of the Owner's right to transfer.

THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF THE FUNDS WILL BE MET.

                          INVESTMENT ADVISORY SERVICES


Investment advisers are paid an annual fee based on the average daily net assets of their respective Underlying Funds for management services. The Cash Reserve Series management fee rate is as follows: 0.45% on the first $500 million, 0.40% on the next $500 million, 0.35% on the next $1,500 million and 0.30% on assets in excess of $2,500 million; the Capital Reserves Series management fee rate is as follows: 0.50% on the first $500 million, 0.475% on the next $500 million, 0.45% on the next $1,500 million and 0.425% on assets in excess of $2,500 million; the Growth & Income Series, Delchester Series, Delaware Balanced Series, Devon Series and Strategic Income Series management fee rate is as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1,500 million and 0.50% on assets in excess of $2,500 million; the DelCap Series, Aggressive Growth Series, Small Cap Value Series, Trend Series, Social Awareness Series, REIT Series, Convertible Securities Series and Global Bond Series management fee rate is as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million and 0.60% on assets in excess of $2,500 million; the International Equity Series management fee rate is as follows: 0.85% on the first $500 million, 0.80% on the next $500 million, 0.75% on the next $1,500 million and 0.70% on assets in excess of $2,500 million; and the Emerging Markets Series management fee rate is as follows: 1.25% on the first $500 million, 1.20% on the next $500 million, 1.15% on the next $1,500 million and 1.10% on assets in excess of $2,500 million; all per year. Regarding the Growth and Income Series, the investment adviser has voluntarily elected to cap the management fee at 0.60%, indefinitely.



The declaration of a voluntary expense limitation does not bind the investment adviser to declare future expense limitations with respect to this Fund. Other waivers may be in effect. Please see "Annual Underlying Fund Expenses" in the SUMMARY OF FEES AND EXPENSES section for specific information concerning those rates actually paid by the Underlying Funds.

             DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE

A. PAYMENTS


The latest Issue Date is age 85 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Company will issue a Contract when its underwriting requirements are met. These requirements include receipt of the initial payment and allocation instructions by the Company at its Principal Office and may include the proper completion of an application; however, where permitted by law, the Company may issue a Contract without completion of an application. If all issue requirements are not completed within five business days of the Company's receipt of the initial payment, the payment will be returned immediately unless the applicant authorizes the Company to retain it pending completion of all issue requirements.



Payments may be made to the Contract at any time prior to the Annuity Date, or prior to the death of an Owner, subject to certain minimums:


- Currently the initial payment must be at least $600 ($1,000 in Washington).

- Under a salary deduction or monthly automatic payment plan, the minimum initial payment is $50.

- Each subsequent payment must be at least $50.

- Where the contribution on behalf of an employee under an employer-sponsored retirement plan is less than $600 but more than $300 annually, the Company may issue a Contract on the employee if the plan's average annual contribution per eligible plan participant is at least $600.

- The minimum allocation to a Guarantee Period Account is $1,000. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the Cash Reserve Series.


Payments are to be made payable to the Company. The Company may reduce a payment by any applicable premium tax before applying it to the Contract. The initial net payment is credited to the Contract and allocated among the requested accounts as of the date that all issue requirements are properly met. The allocation instructions for the initial net payment will serve as the allocation instructions for all future payments. You can change the allocation instructions for future payments by notifying the Company.



You also have the option of specifying how a specific payment should be allocated. This will not change the allocation instructions for any subsequent payment.



For a discussion of future payments to an Automatic Transfer Program (Dollar Cost Averaging), please see "Automatic Transfers (Dollar Cost Averaging)" below.


In order for the Owner to be able to initiate transactions over the telephone, a properly completed authorization must be on file before telephone requests will be honored. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded.

B. PAYMENT CREDITS


A Payment Credit will be added to the Contract's Accumulated Value each time a payment is made. The Payment Credit is funded from the Company's General Account and is currently equal to 4% of each payment received. The Company guarantees that the Payment Credit will never be less than 4%. Payment Credits are not considered to be "investment in the contract" for income tax purposes. See FEDERAL TAX CONSIDERATIONS.



Each Payment Credit is immediately allocated among the accounts in the same proportion as the applicable payment. However, if you cancel the Contract under its "Right to Examine" provision, the amount refunded to you will be reduced by the amount of the Payment Credit(s). If the applicable "Right to Examine" provision in your state provides that you will receive the adjusted Accumulated Value of the Contract, this means that you receive any gains and bear any losses attributable to the Payment Credit. For more information, see "D. Right to Cancel," below.


C. COMPUTATION OF VALUES


The Owner may allocate payments among the Sub-Accounts, Guarantee Period Accounts, and the Fixed Account. Allocations to the Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See "GUARANTEE PERIOD ACCOUNTS" and APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."



The Accumulated Value under the Contract is determined by:



(1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date,



(2) adding together the values of each Sub-Account, and



(3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.


THE ACCUMULATION UNIT. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the payment and Payment Credit allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date. The number of Accumulation Units resulting from each payment and Payment Credit will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses and charges of its Underlying Funds. The value of an Accumulation Unit was arbitrarily set at $1.00 on the first Valuation Date for each Sub-Account.

NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result (which may be positive or negative) from dividing (1) by (2) and subtracting (3) and (4) where:

(1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

(2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

(3) is a charge for mortality and expense risks equal to 1.25% on an annual basis of the daily value of the Sub-Account's assets; and

(4) is an administrative charge equal to 0.15% on an annual basis of the daily value of the Sub-Account's assets.

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of an Accumulation Unit calculation using a hypothetical example see the SAI.

D. RIGHT TO CANCEL

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by law) and receive a refund. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to an authorized representative. Mailing or delivery must occur within ten days after receipt of the Contract for cancellation to be effective. The Company will normally provide the refund within seven days of receipt of the Contract.


In most states, the Company will pay the Owner the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any amounts deducted for taxes, charges or fees, minus any Payment Credit(s). However, if the Contract was purchased as an IRA or issued in a state that requires a full refund of the initial payment(s), the Company will provide a refund equal to your gross payment(s). In some states, the refund may equal the greater of (a) your gross payment(s) or (b) the Accumulated Value adjusted for any Market Value Adjustment, plus any amounts deducted for taxes, charges or fees minus any Payment Credit(s). At the time the Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.



Each time you make a payment, you receive a Payment Credit equal to 4% of the payment. If you cancel the Contract under its "Right to Examine" provision, your refund will be reduced by the amount of the Payment Credit(s). If the "Right to Examine" provision in your state provides that you will receive the Accumulated Value of the Contract (adjusted as described above), this means that you receive any gains and bear any losses attributable to the Payment Credit.


The liability of the Variable Account under this provision is limited to the Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.

E. TRANSFER PRIVILEGE

Prior to the Annuity Date, the Owner may transfer amounts among accounts at any time upon written or telephone request to the Company. As discussed in "A. Payments", a properly completed authorization form must be on file before telephone requests will be honored. Transfer values will be based on the Accumulated Value next computed after receipt of the transfer request.

Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the Cash Reserve Series. Transfers from a Guarantee Period Account prior to the expiration of the Guarantee Period will be subject to a Market Value Adjustment.


Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. The first automatic transfer or rebalancing under an Asset Allocation Model Reallocation program, Automatic Transfers (Dollar Cost Averaging) program, or Automatic Account Rebalancing program counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.


The Company also reserves the right to restrict transfer privileges when exercised by a market timing firm or any other third party authorized to initiate allocations, transfers or exchanges on behalf of multiple Contract Owners. The Company may, among other things, not accept:

- the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

- the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Owner at the same time.


ASSET ALLOCATION MODEL REALLOCATIONS. If an Owner elects to follow an asset allocation strategy, the Owner may preauthorize transfers in accordance with the chosen strategy. The Company may provide administrative or other support services to independent third parties that provide recommendations as to such allocation strategies. However, the Company does not engage any third parties to offer investment allocation services of any type under this Contract, does not endorse or review any investment allocation recommendations made by such third parties and is not responsible for the investment allocations and transfers transacted on the Owner's behalf. The Company does not charge for providing additional asset allocation support services. Additional information concerning asset allocation programs for which the Company is currently providing support services may be obtained from a registered representative or the Company.



AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING). You may elect automatic transfers of a predetermined dollar amount on a periodic basis from the Fixed Account or the Sub-Accounts investing in the Capital Reserves Series and the Cash Reserve Series ("source accounts"). You may elect these automatic transfers to one or more Sub-Accounts, subject to the following:


- the predetermined dollar amount may not be less than $100;

- the periodic basis may be monthly, quarterly, semi-annually or annually;

- automatic transfers may not be made into the selected source account, Fixed Account, or the Guarantee Period Accounts; and

- if an automatic transfer would reduce the balance in the source account(s) to less than $100, the entire balance will be transferred proportionately to the chosen Sub-Accounts.

Automatic transfers from a particular source account will continue until the earlier of:

- the amount in the source account on a transfer date is zero; or

- the Owner's request to terminate the option is received by the Company.


If additional amounts are allocated to a source account before its balance has fallen to zero, those additional amounts will also be automatically transferred. The original automatic transfer allocations will apply to all amounts in that source account unless you provide new allocation instructions. New allocation instructions will apply to the entire balance in the source account. If additional amounts are allocated to a source account after its balance has fallen to zero, automatic transfers will not begin again unless you specifically notify the Company to do so.



To the extent permitted by law, the Company reserves the right, from time to time, to credit an enhanced interest rate to an initial and/or subsequent payment made to the Fixed Account, which is then used as the source account from which to process automatic transfers. For more information see APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."


AUTOMATIC ACCOUNT REBALANCING. The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, quarterly, semi-annual or annual basis in accordance with his/her specified percentage allocations. As frequently as elected by the Owner, the Company will review the percentage allocations in the

Underlying Funds and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until (1) the Owner's request to terminate or change the option is received by the Company or (2) the end date designated by the Owner when the option was elected. If a subsequent payment is allocated in a manner different from the percentage allocation mix in effect on the date the payment is received, on the next scheduled rebalancing date the payment will be reallocated in accordance with the existing mix.


The first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.


Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected at no additional charge when the Contract is purchased or at a later date. The Company reserves the right to limit the number of Sub-Accounts that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice.

F. SURRENDERS AND WITHDRAWALS.


Before the Annuity Date, an Owner may surrender the Contract for its Surrender Value or withdraw a portion of its Accumulated Value. In the case of surrender, the Owner must send the Contract and a signed written request for surrender, satisfactory to the Company, to the Principal Office. The Surrender Value will be calculated based on the Contract's Accumulated Value as of the Valuation Date.



In the case of a withdrawal, the Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount and the accounts from which such amount is to be withdrawn. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn. The amount withdrawn will equal the amount requested by the Owner plus any applicable surrender charge. Each withdrawal must be a minimum of $100. No withdrawal will be permitted if the Accumulated Value remaining under the Contract would be reduced to less than $1,000.



A surrender charge and a Contract fee may apply when a withdrawal is made or a Contract is surrendered. See "CHARGES AND DEDUCTIONS." However, each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Surrender Value without any applicable surrender charge; see CHARGES AND DEDUCTIONS, E. Surrender Charge, Withdrawal Without Surrender Charge. Amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment, as described under "GUARANTEE PERIOD ACCOUNTS."



Any distribution is normally payable within seven days following the Company's receipt of the surrender or withdrawal request. The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which:


- trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays,

- the SEC has by order permitted such suspension, or

- an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months.

The surrender and withdrawal rights of Owners who are participants under Section 403(b) plans or who are participants in the Texas Optional Retirement Program (Texas ORP) are restricted; see "Tax Sheltered Annuities" and "Texas Optional Retirement Program."

For important tax consequences, which may result from surrender or withdrawals, see "FEDERAL TAX CONSIDERATIONS."


For information about Withdrawals after the Annuity Date, see ANNUITIZATION -- THE PAYOUT PHASE, F. Withdrawals After the Annuity Date.



SYSTEMATIC WITHDRAWALS. The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a periodic basis (monthly, bi-monthly, quarterly, semi-annually or annually). Systematic withdrawals from Guarantee Period Accounts are not available. The Owner may request:


- the withdrawal of a SPECIFIC DOLLAR AMOUNT and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account; or

- the withdrawal of a SPECIFIC PERCENTAGE of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount which should be taken from each account.


The first withdrawal will take place on the latest of 15 days after the Issue Date, the date the written request is received at the Principal Office, or on a date specified by the Owner.



Systematic withdrawals will first be taken from amounts available as a "Withdrawal Without Surrender Charge" (see CHARGES AND DEDUCTIONS, E. Surrender Charge, Withdrawal Without Surrender Charge); then from any applicable payments not subject to a surrender charge, if any; then from payments subject to a surrender charge; and last, from Payment Credits. Any applicable surrender charge will be deducted from the Contract's remaining Accumulated Value.


The minimum amount of each automatic withdrawal is $100. If a withdrawal would cause the remaining Accumulated Value to be less than $1,000, systematic withdrawals may be discontinued. Systematic withdrawals will cease automatically on the Annuity Date. The Owner may change or terminate systematic withdrawals only by written request to the Principal Office.

LIFE EXPECTANCY DISTRIBUTIONS. (For Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only.) Prior to the Annuity Date, an Owner may elect to make a series of systematic withdrawals from the Contract according to the Company's life expectancy distribution ("LED") option by returning a properly signed LED request form to the Principal Office. Where the Owner is a trust or other nonnatural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

If an Owner elects the Company's LED option, in each calendar year a fraction of the Accumulated Value is withdrawn without a surrender charge, based on the Owner's life expectancy (or the joint life expectancy of the Owner and a beneficiary.) The numerator of the fraction is 1 (one). The denominator of the fraction will be either:

- the remaining life expectancy of the Owner (or Owner and beneficiary), as determined annually by the Company; or

- the prior year's life expectancy, minus one.

The resulting fraction, expressed as a percentage, is then applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may choose to have the applicable life expectancy redetermined each year or use the prior year's life expectancy, minus one. Under the Company's LED option, the amount withdrawn from the Contract changes each year.


The Owner may elect periodic LED distributions on a monthly, bi-monthly, quarterly, semi-annual, or annual basis. The Owner may terminate the LED option at any time. The LED option will terminate automatically on the maximum Annuity Date permitted under the Contract, at which time an annuity payout option must be selected.


The LED option may not produce annual distributions that meet the definition of "substantially equal periodic payments" as defined under Code Section 72(t). The withdrawals may be treated by the Internal Revenue Service (IRS) as premature distributions from the Contract and may be subject to a 10% federal tax penalty. Owners seeking distributions over their life under this definition should consult their tax advisor. For more information, see "FEDERAL TAX CONSIDERATIONS," "B. Taxation of the Contract in General." IN ADDITION, IF THE AMOUNT NECESSARY TO MEET THE "SUBSTANTIALLY EQUAL PERIODIC PAYMENT" DEFINITION IS GREATER THAN THE COMPANY'S LED AMOUNT, A SURRENDER CHARGE MAY APPLY TO THE AMOUNT IN EXCESS OF THE LED AMOUNT.


SYSTEMATIC LEVEL FREE OF SURRENDER CHARGE WITHDRAWAL PROGRAM. In order to ensure that no surrender charge will ever apply to withdrawals, the Owner may preauthorize level periodic withdrawals under the Systematic Level Free of Surrender Charge Withdrawal Program. Withdrawals under the Program may be made on a monthly, bi-monthly, quarterly, semi-annual or annual basis. In order to ensure that no surrender charge will ever apply, the periodic withdrawals in any calendar year are limited to 15% of the total of all payments invested in the Contract as reduced by certain prior withdrawal(s) of payments. For more information on how this amount is calculated, see "E. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS.


The program will automatically terminate if a withdrawal that is not part of the program is made. Otherwise, withdrawals will continue until all available Accumulated Value has been exhausted or until the Owner terminates the program by written request.

G. DEATH BENEFIT.


A death benefit is payable if the Owner or the first of Joint Owners dies prior to the Annuity Date. If the Owner is a natural person, no death benefit is payable at the death of any Annuitant. If the Owner is not a natural person, a death benefit will be paid upon the death of any Annuitant. A spousal beneficiary may elect to continue the Contract rather than receive the death benefit as provided in "H. The Spouse of the Owner as Beneficiary."



STANDARD DEATH BENEFIT. Unless an enhanced death benefit is elected at issue, the standard death benefit will be paid. The standard death benefit is equal to the greater of (a) the Contract's Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment or (b) gross payments prior to the date of death, proportionately reduced to reflect withdrawals.


For each withdrawal under (b) the proportionate reduction is calculated by multiplying the standard death benefit immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
                ------------------------------------------------
             Accumulated Value immediately prior to the withdrawal

OPTIONAL ENHANCED DEATH BENEFIT RIDER. When applying for the Contract, an Owner may elect one of three optional Enhanced Death Benefit (EDB) Riders: (1) an Enhanced Death Benefit With Annual Step-Up; (2) a 5% Enhanced Death Benefit With Annual Step-Up; or (3) a 7% Enhanced Death Benefit With Annual Step-Up. A separate charge for an EDB Rider is made against the Contract's Accumulated Value on the last day of each Contract month for the coverage provided during that month and, if applicable, on the date the Rider is terminated. The charge is made through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts and dollar amounts in the Fixed and Guarantee Period Accounts. For specific charges and more detail, see "C. Optional Rider Charges" under CHARGES AND DEDUCTIONS.


1. THE EDB WITH ANNUAL STEP-UP PROVIDES THE FOLLOWING BENEFIT:

I. Death BEFORE 90th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date and before his/her 90th birthday, the death benefit is equal to the greatest of:


    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death increased by any positive Market Value Adjustment;


    (b) gross payments made to the Contract until the date of death, proportionately reduced to reflect withdrawals; or

    (c) the highest Accumulated Value on any Contract anniversary date prior to the date of death, as determined after being increased for any positive Market Value Adjustment and subsequent payments and proportionately reduced for subsequent withdrawals.


II. Death ON OR AFTER 90th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date but on or after his/her 90th birthday, the death benefit is equal to the GREATER of:



    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death increased by any positive Market Value Adjustment; or


    (b) the death benefit, as calculated under Section I, that would have been payable on the Contract anniversary prior to the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under "Standard Death Benefit."

2. THE 5% EDB WITH ANNUAL STEP-UP PROVIDES THE FOLLOWING BENEFIT:

I. Death BEFORE 90th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date and before his/her 90th birthday, the death benefit will be the GREATER of:


    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death increased by any positive Market Value Adjustment; or


    (b) gross payments, accumulated daily at an effective annual yield of 5% from the date each payment is applied until the date of death, proportionately reduced to reflect subsequent withdrawals;


II. Death ON OR AFTER 90th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date but on or after his/her 90th birthday, the death benefit is equal to the GREATER of:



    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death increased by any positive Market Value Adjustment; or


    (b) the death benefit, as calculated under Section I above, that would have been payable on the Contract anniversary prior to the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under "Standard Death Benefit."

3. THE 7% EDB WITH ANNUAL STEP-UP PROVIDES THE FOLLOWING BENEFIT:

I. Death BEFORE 90th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date and before his/her 90th birthday, the death benefit will be the GREATEST of:


    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death increased by any positive Market Value Adjustment;


    (b) gross payments, accumulated daily at an effective annual yield of 7% from the date each payment is applied until the date of death, proportionately reduced to reflect withdrawals; and

    (c) the highest Accumulated Value on any Contract anniversary date prior to the date of death, as determined after being increased for any positive Market Value Adjustment and subsequent payments and proportionately reduced for subsequent withdrawals.


The value determined in section (b) above cannot exceed 200% of the total of gross payments and Payment Credits, proportionately reduced for subsequent withdrawals.



II. Death ON OR AFTER 90th Birthday. If an Owner (or the Annuitant if the Owner is not a natural person) dies before the Annuity Date but on or after his/her 90th birthday, the death benefit is equal to the GREATER of:



    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death increased by any positive Market Value Adjustment; or


    (b) the death benefit, as calculated under Section I above, that would have been payable on the Contract anniversary prior to the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under "Standard Death Benefit."

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum upon receipt of due proof of death at the Principal Office, unless the Owner has elected to apply the proceeds to a life annuity not extending beyond the beneficiary's life expectancy. Instead of payment in one sum, the beneficiary may, by written request, elect to:

    (1) defer distribution of the death benefit for a period no more than five years from the date of death; or

    (2) receive distributions over the life of the beneficiary or for a period certain not extending beyond the beneficiary's life expectancy, with annuity benefit payments beginning within one year from the date of death.

If distribution of the death benefit is deferred under (1) or (2), any value in the Guarantee Period Accounts will be transferred to the Cash Reserve Series Sub-Account. The excess, if any, of the death benefit over the Accumulated Value also will be transferred to the Cash Reserve Series Sub-Account. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

H. THE SPOUSE OF THE OWNER AS BENEFICIARY

If the sole beneficiary is the deceased Owner's spouse, he or she may, by written request, continue the Contract in lieu of receiving payment of the death benefit. The spouse will then become the Owner and Annuitant subject to the following:

(1) any value in the Guarantee Period Accounts will be transferred to the Cash Reserve Series Sub-Account; and


(2) the excess, if any, of the death benefit over the Contract's Accumulated Value also will be added to the Cash Reserve Series Sub-Account.


The resulting value will never be subject to a surrender charge when withdrawn. The new Owner may also make additional payments, but a surrender charge will apply to these additional amounts if they are withdrawn before they have been invested in the Contract for at least nine years. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of the new Owner, if named as beneficiary, will not be entitled to continue the Contract when the new Owner dies.


I. OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER


An optional Minimum Guaranteed Annuity Payout (M-GAP) Rider is available at Issue Date for a separate monthly charge. (See, "C. Optional Rider Charges" under CHARGES AND DEDUCTIONS.) The M-GAP Rider guarantees a minimum amount of fixed annuity lifetime income during the annuity payout phase after a ten-year or a fifteen-year waiting period, subject to the conditions described below. The M-GAP Rider may not be available in all jurisdictions. The Company reserves the right to terminate the availability of the M-GAP Rider at any time (see "Conditions on Election of the M-GAP Rider" below).



The M-GAP Rider does not create Accumulated Value or guarantee performance of any investment option. Annuitization under the terms of this Rider will occur at the guaranteed annuity option rates listed under the Annuity Option Tables in the Contract. Because this Rider is based on guaranteed actuarial factors, the level of lifetime income that it guarantees may often be less than the level that would be provided by applying the then current annuity factors. Therefore, the Rider should be regarded as providing a guarantee of a minimum amount of annuity income.



An M-GAP Benefit Base is determined on the Rider's effective date and each applicable Contract anniversary thereafter. The M-GAP Benefit Base, less any applicable premium tax, is the value that will be annuitized at the guaranteed annuity option rates if the Rider is exercised. As described below, withdrawals will reduce the Benefit Base.


The M-GAP Benefit Base is equal to the greatest of:

(a) the Accumulated Value, increased by any positive Market Value Adjustment, if applicable;

(b) the Accumulated Value on the effective date of the Rider accumulated daily at an effective annual yield of 5%, plus gross payments made thereafter accumulated daily at an effective annual yield of 5%, starting on the date each payment is applied, proportionately reduced to reflect withdrawals; and

(c) the highest Accumulated Value on any Contract anniversary since the Rider's effective date as determined after being increased for any subsequent payments and any positive Market Value Adjustment, if applicable, and proportionately reduced for subsequent withdrawals.

For each withdrawal described above, the proportionate reduction is calculated by multiplying the (b) or (c) value, whichever is applicable, determined immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
           ----------------------------------------------------------
        Accumulated Value determined immediately prior to the withdrawal

CONDITIONS ON ELECTION OF THE M-GAP RIDER. The following conditions apply to the election of the M-GAP Rider:


- The Owner must elect the M-GAP Rider at Contract issue.

- The Owner may not elect a Rider with a ten-year waiting period if at the time of election the youngest Owner has reached his or her 87th birthday. The Owner may not elect a Rider with a fifteen-year waiting period if at the time of election the youngest Owner has reached his or her 82nd birthday (the age limitations may be lower in some jurisdictions.)



REPURCHASE FEATURE. On any Contract anniversary or within thirty days immediately following any Contract anniversary, if the M-GAP Rider is still being offered by the Company, the Owner may elect to terminate and repurchase the Rider, thereby resetting the benefit based on the Contract's then current Accumulated Value. The repurchase will be effective as of the termination date of the prior Rider. A new waiting period, equal to or greater than the prior waiting period, will commence as of that date. If the benefit is repurchased, the Company's then current monthly charge for the M-GAP Rider will apply.


EXERCISING THE M-GAP RIDER. The following conditions apply to the exercise of the M-GAP Rider:

- The Owner may only exercise the M-GAP Rider within thirty days after any Contract anniversary following the expiration of a ten or fifteen-year waiting period (whichever was elected) from the effective date of the Rider.


- The Owner may only annuitize under a fixed annuity payout option involving a life contingency, as provided under "C. Description of Annuity Payout Options."



- The Owner may only annuitize at the guaranteed fixed annuity option rates listed under the Annuity Option Tables in the Contract.


TERMINATING THE M-GAP RIDER. The following conditions apply to the termination of the M-GAP Rider:

- The Owner may not terminate the M-GAP Rider prior to the seventh Contract anniversary after the effective date of the Rider, unless such termination occurs (1) on or within thirty days after a Contract anniversary and (2) in conjunction with the repurchase of an M-GAP Rider with a waiting period of equal or greater length, if available.

- The Owner may terminate the M-GAP Rider any time after the seventh Contract anniversary following the effective date of the Rider,

- Other than in the event of a repurchase, once terminated the M-GAP Rider may not be purchased again.


- The M-GAP Rider will terminate on the date the Contract is surrendered or annuitized, or on the date that a death benefit is payable unless the Contract is continued under "H. The Spouse of the Owner as Beneficiary" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.


From time to time the Company may illustrate minimum guaranteed income amounts under the M-GAP Rider for individuals based on a variety of assumptions, including varying rates of return on the value of the Contract during the accumulation phase, annuity payout periods, annuity payout options and M-GAP Rider waiting periods. Any assumed rates of return are for purposes of illustration only and are not intended as a representation of past or future investment rates of return.


For example, the illustration below assumes an initial payment of $100,000 plus Payment Credits for a male age 60 (at issue) and exercise of an M-GAP Rider with a ten-year waiting period. The illustration assumes that no subsequent payments or withdrawals are made and that the annuity payout option is a Life With 10 Year Period Certain. The values below have been computed based on a 5% net rate of return and are the guaranteed minimums that would be received under the M-GAP Rider. The minimum guaranteed benefit base amounts are the values that will be annuitized if the Rider is exercised. Minimum guaranteed annual income values are based on a fixed annuity payout.


                       MINIMUM
     CONTRACT        GUARANTEED       MINIMUM
    ANNIVERSARY        BENEFIT       GUARANTEED
    AT EXERCISE         BASE      ANNUAL INCOME(1)
-------------------  -----------  ----------------
        10            $ 169,405      $   12,664
        15            $ 216,209      $   18,395



(1) Other fixed annuity payout options involving a life contingency other than Life Annuity With Payments Guaranteed for 10 Years are available. See "D. Description of Annuity Payout Options."


J. ASSIGNMENT

The Contract, other than one sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see "FEDERAL TAX CONSIDERATIONS"). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

                       ANNUITIZATION -- THE PAYOUT PHASE

Subject to certain restrictions discussed below, at annuitization the Owner has the right:


- to select the annuity payout option under which annuity benefit payments are to be made;



- to determine whether those payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. If a variable annuity payout option is selected, the Owner must choose an Annuity Benefit Payment Change Frequency ("Change Frequency") and the date the first Change Frequency will occur;



- to select one of the available Assumed Investment Returns ("AIR") for a variable option (see "D. Variable Annuity Benefit Payments" below for details); and



- to elect to have the Death Benefit applied under any annuity payout option not extending beyond the beneficiary's life expectancy. The beneficiary may not change such an election.


A. ELECTING THE ANNUITY DATE

Generally, annuity benefit payments under the Contract will begin on the Annuity Date. The Annuity Date:

- may not be earlier than the second Contract Anniversary; and

- must occur on the first day of any month before the Owner's 99th birthday.


If the Owner does not select an Annuity Date, the Annuity Date will be the later of (a) the Owner's age 85 or (b) two years after the Issue Date.



If there are Joint Owners, the age of the younger will determine the latest possible Annuity Date. The Owner may elect to change the Annuity Date by sending a written request to the Principal Office at least one month before the earlier of the new Annuity Date or the currently scheduled date.



If the Annuity Date occurs when the Owner is at an advanced age, it is possible that the Contract will not be considered an annuity for federal tax purposes. In addition, the Internal Revenue Code ("the Code") and/or the terms of qualified plans may impose limitations on the age at which annuity benefit payments may commence and the type of annuity payout option that may be elected. The Owner should carefully review the Annuity Date and the annuity payout options with his/her tax adviser. See "FEDERAL TAX CONSIDERATIONS" for further information.


B. CHOOSING THE ANNUITY PAYOUT OPTION


Regardless of how payments were allocated during the accumulation phase, the Owner may choose a variable annuity payout option, a fixed annuity payout option or a combination fixed and variable annuity payout option. Currently, all of the variable annuity payout options described below are available and may be funded through all of the variable Sub-Accounts. In addition, each of the variable annuity payout options is also available on a fixed basis. The Company may offer other annuity payout options.



The Owner may change the annuity payout option up to one month before the Annuity Date. If the Owner fails to choose an annuity payout option, monthly benefit payments will be made under a variable Life with Cash Back annuity payout option. If the Owner exercises the M-GAP Rider, annuity benefit payments must be made under a fixed annuity payout option involving a life contingency option.



The annuity payout option selected must result in an initial payment of at least $50 (a lower amount may be required in certain jurisdictions.) The Company reserves the right to increase this minimum amount. If the annuity payout option selected does not produce an initial payment which meets this minimum, a single payment may be made.



FIXED ANNUITY PAYOUT OPTIONS. If the Owner selects a fixed annuity payout option, each monthly annuity benefit payment will be equal to the first (unless a withdrawal is made or as otherwise described under certain reduced survivor annuity benefits.) Any portion of the Contract's Accumulated Value converted to a fixed annuity will be held in the Company's General Account. The Contract provides guaranteed fixed annuity rates that determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. These rates are based on the Annuity 2000 Mortality Table and a 3% AIR. The Company may offer annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. For more specific information about fixed annuity payout options, see the Contract.



VARIABLE ANNUITY PAYOUT OPTIONS. If the Owner selects a variable annuity payout option, he/she will receive monthly payments equal to the value of the fixed number of Annuity Units in the chosen Sub-Account(s). The first variable annuity benefit payment will be based on the current annuity option rates made available by the Company at the time the variable annuity payout option is selected. Annuity option rates determine the dollar amount of the first payment for each $1,000 of applied value. The annuity option rates are based on the Annuity 2000 Mortality Table and a 3% AIR.



Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of each monthly annuity benefit payment will usually vary. However, under this Contract, if the Owner elects a variable payout option, he or she must also select a monthly, quarterly, semi-annual or annual Change Frequency. The Change Frequency is the frequency that changes due to the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity benefit payment. As such, the Change Frequency chosen will determine how frequently monthly variable annuity payments will vary. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.


At the time the Change Frequency is elected, the Owner must also select the date the first change is to occur. This date may not be later than the length of the Change Frequency elected. For example, if a semi-annual Change Frequency is elected, the date of the first change may not be later than six months after the Annuity Date. If a quarterly Change Frequency is elected, the date of the first change may not be later than three months after the Annuity Date.

C. DESCRIPTION OF ANNUITY PAYOUT OPTIONS

The Company currently provides the following annuity payout options:


LIFE ANNUITY PAYOUT OPTION


- SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity benefit payment due prior to the Annuitant's death.

- JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments will continue for the remaining lifetime of the survivor at a previously elected level of 100%, two-thirds or one-half of the total number of Annuity Units.

LIFE WITH PERIOD CERTAIN ANNUITY PAYOUT OPTION


- SINGLE LIFE -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

- JOINT AND SURVIVOR ANNUITIES -- Monthly payments guaranteed for a specified number of years and continuing during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).


LIFE WITH CASH BACK ANNUITY PAYOUT OPTION


- SINGLE LIFE -- Monthly payments during the Annuitant's life. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

- JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. At the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).


PERIOD CERTAIN ANNUITY PAYOUT OPTION


Monthly annuity benefit payments for a chosen number of years ranging from five to thirty are paid. If the Annuitant dies before the end of the period, remaining payments will continue. The period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.

D. VARIABLE ANNUITY BENEFIT PAYMENTS


THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity payout option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit of a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:



(a) a discount factor equivalent to the AIR and


(b) the Net Investment Factor of the Sub-Account funding the annuity benefit payments for the applicable Valuation Period.

Annuity benefit payments will increase from one payment date to the next if the annualized net rate of return during that period is greater than the AIR and will decrease if the annualized net rate of return is less than the AIR. Where permitted by law, the Owner may select an AIR of 3%, 5% or 7%. A higher AIR will result in a higher initial payment. However, subsequent payments will increase more slowly during periods when actual investment performance exceeds the AIR and will decrease more rapidly during periods when investment performance is less than the AIR.

DETERMINATION OF THE FIRST ANNUITY BENEFIT PAYMENT. The amount of the first periodic variable annuity benefit payment depends on the:

- annuity payout option chosen;

- length of the annuity payout option elected;


- age of the Annuitant;

- gender of the Annuitant (if applicable, see "H. NORRIS Decision");


- value of the amount applied under the annuity payout option;



- applicable annuity option rates based on the Annuity 2000 Mortality Table; and


- AIR selected.

The dollar amount of the first periodic annuity benefit payment is determined by multiplying

(1) the Accumulated Value applied under that option after application of any Market Value Adjustment and less premium tax, if any, (or the amount of the death benefit, if applicable) divided by $1,000, by

(2) the applicable amount of the first monthly payment per $1,000 of value.


DETERMINATION OF THE NUMBER OF ANNUITY UNITS. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. The number of Annuity Units remains fixed under all annuity payout options (except for the survivor annuity benefit payment under the joint and two-thirds or joint and one-half option) unless the Owner transfers among Sub-Accounts, makes a withdrawal, or units are split.


DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date. The dollar amount of each periodic variable annuity benefit payment after the first will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s).

For an illustration of the calculation of a variable annuity benefit payment using a hypothetical example, see "Annuity Benefit Payments" in the SAI.

PAYMENT OF ANNUITY BENEFIT PAYMENTS. The Owner will receive the annuity benefit payments unless he/ she requests in writing that payments be made to another person, persons, or entity. If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the Contract. Any remaining annuity benefit payments will continue to the beneficiary in accordance with the terms of the annuity benefit payment option selected. If there are Joint Owners on or after the Annuity Date, upon the first Owner's death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected.


If an Annuitant dies on or after the Annuity Date but before all guaranteed annuity benefit payments have been made, any remaining payments will continue to be paid to the Owner or the payee the Owner has designated. Unless otherwise indicated by the Owner, the present value of any remaining guaranteed annuity benefit payments may be paid in a single sum to the Owner. For discussion of present value calculation, see "Calculation of Present Value" below.


E. TRANSFERS OF ANNUITY UNITS

After the Annuity Date and prior to the death of the Annuitant, the Owner may transfer among the available Sub-Accounts upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another Sub-Account. Transfer values will be based on the Annuity Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers.


Automatic transfers (Dollar Cost Averaging) are available during the annuitization phase subject to the same rules described in "E. Transfer Privilege" except that the Fixed Account is not available as a source account.



F. WITHDRAWALS AFTER THE ANNUITY DATE



WITHDRAWALS AFTER THE ANNUITY DATE FROM QUALIFIED AND NON-QUALIFIED CONTRACTS MAY HAVE ADVERSE TAX CONSEQUENCES. BEFORE MAKING A WITHDRAWAL, PLEASE CONSULT YOUR TAX ADVISOR AND SEE FEDERAL TAX CONSIDERATIONS, "B. TAXATION OF THE CONTRACT IN GENERAL," "WITHDRAWALS AFTER ANNUITIZATION."



After the Annuity Date and prior to the death of the Annuitant, the Owner may take withdrawals from the Contract. The Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount of the withdrawal. The minimum amount of a withdrawal is $1,000. If the amount requested is greater than the maximum amount that may be withdrawn at that time, the Company will allow the withdrawal only up to the maximum amount.



The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under an annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" or "Life With Cash Back" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option). Under a Life annuity payout option, the Owner may make one Payment Withdrawal each calendar year. Under a Life with Period Certain or Life with Cash Back annuity payout option, the Owner may make one Payment Withdrawal and one Present Value Withdrawal in each calendar year. Under a Period Certain annuity payout option, the Owner may make multiple Present Value Withdrawals each calendar year.



-   WITHDRAWALS UNDER LIFE ANNUITY PAYOUT OPTIONS



    The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.



- WITHDRAWALS UNDER LIFE WITH PERIOD CERTAIN OR LIFE WITH CASH BACK ANNUITY PAYOUT OPTIONS



    The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.



    The Owner may make one Present Value Withdrawal in each calendar year, if there are remaining guaranteed annuity benefit payments. The amount of each Present Value Withdrawal represents a percentage of the present value of the remaining guaranteed annuity benefit payments. Each year a Present Value Withdrawal is taken, the Company records the percentage of the present value of the then remaining guaranteed annuity benefit payments that was withdrawn. The total percentage withdrawn over the life of the Contract cannot exceed 75%. (For example, assume that in year three the Owner withdraws 15% of the then current present value of the remaining guaranteed annuity benefit payments.

    In year seven, the Owner withdraws 20% of the then present value of the remaining guaranteed number of annuity benefit payments. Through year seven the total percentage withdrawn is 35%. After year seven, the Owner may make Present Value Withdrawal(s) of up to 40% (75% - 35%) of the present value of any remaining guaranteed annuity benefit payments.



    Under a Life with Period Certain annuity payout option or Life with Cash Back annuity payout option, if the Annuitant is still living after the guaranteed annuity benefit payments have been made, the number of Annuity Units or dollar amount applied to future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," below.



-   WITHDRAWALS UNDER PERIOD CERTAIN ANNUITY PAYOUT OPTIONS



    The Owner may make multiple Present Value Withdrawals in each calendar year, up to 100% of the present value of the guaranteed annuity benefit payments. Withdrawal of 100% of the present value of the guaranteed annuity benefit payments will result in termination of the Contract.



The amount of each Payment Withdrawal or Present Value Withdrawal represents a portion of the present value of the remaining annuity benefit payments or remaining guaranteed annuity benefit payments, respectively, and proportionately reduces the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option) applied to future annuity benefit payments. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "Calculation of Proportionate Reduction," below. The present value is calculated with a discount rate that will include an additional charge if a withdrawal is taken within 5 years of the Issue Date. See "Calculation of Present Value," below.



CALCULATION OF PROPORTIONATE REDUCTION. Each Payment Withdrawal proportionately reduces the number of Annuity Units applied to each future variable annuity benefit payment or the dollar amount applied to each future fixed annuity benefit payment. Each Present Value Withdrawal proportionately reduces the number of Annuity Units applied to each future GUARANTEED variable annuity benefit payment or the dollar amount applied to each future GUARANTEED fixed annuity benefit payment. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.



- PAYMENT WITHDRAWALS. A Payment Withdrawal proportionately reduces the number of Annuity Units (under a variable annuity payout option) or dollar amounts (under a fixed annuity payout option) applied to each future annuity benefit payment.



  Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:



                        Amount of the variable withdrawal
                -------------------------------------------------
             Present value of all remaining variable annuity benefit
                   payments immediately prior to the withdrawal



  Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.



  Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining fixed annuity benefit payments.



  If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

- PRESENT VALUE WITHDRAWALS. Each Present Value Withdrawal proportionately reduces the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option) applied to each future guaranteed annuity benefit payment.



  Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable guaranteed annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:



                        Amount of the variable withdrawal
                -------------------------------------------------
              Present value of remaining guaranteed variable annuity
               benefit payments immediately prior to the withdrawal



  Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining guaranteed fixed annuity benefit payments.



  Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower variable annuity benefit payments with respect to the guaranteed payments. Under a fixed annuity payout option, the proportionate reduction will result in lower fixed annuity benefit payments with respect to the guaranteed payments. However, under a Life with Period Certain annuity payout option or Life with Cash Back annuity payout option, if the Annuitant is still living after the guaranteed number of annuity benefit payments has been made, the number of Annuity Units or dollar amount of future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place.



  If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.



CALCULATION OF PRESENT VALUE. When a withdrawal is taken, the present value of future annuity benefit payments is calculated based on an assumed mortality table and a discount rate. The mortality table that is used will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate). The discount rate is the AIR (for a variable annuity payout option) or the interest rate (for a fixed annuity payout option) that was used at the time of annuitization to determine the annuity benefit payments. If a withdrawal is made within 5 years of the Issue Date, the discount rate is increased by one of the following charges ("Withdrawal Adjustment Charge"):



    - 15 or more years of annuity benefit payments being valued --     1.00%



    - 10-14 years of annuity benefit payments being valued --          1.50%



    - Less than 10 years of annuity benefit payments being valued --   2.00%



The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.



For each Payment Withdrawal, the number of years of annuity benefit payments being valued depends upon the life expectancy of the Annuitant at the time of the withdrawal. The life expectancy will be determined by a mortality table that will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table).



The impact of the Withdrawal Adjustment Charge will depend on the type of the withdrawal taken, as follows:



    - For a Payment Withdrawal, the present value calculation (including any applicable adjustments) affects the proportionate reduction of the remaining number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), applied to each future annuity benefit payment, as explained in "Calculation of Proportionate Reduction-- Payment

      Withdrawals," above. If a Withdrawal Adjustment Charge applies, there will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future annuity benefit payment. This will result in lower future annuity benefit payments, all other things being equal.



    - For a Present Value Withdrawal, the discount factor is used in determining the maximum amount that can be withdrawn under the present value calculation. If a Withdrawal Adjustment Charge applies, the discount factor will be higher, and the maximum amount that can be withdrawn will be lower. In addition, there will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future guaranteed annuity benefit payment. This will result in lower future annuity benefit payments with respect to the guaranteed payments, all other things being equal. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," above.



For examples comparing a Payment Withdrawal and a Present Value Withdrawal, see APPENDIX E -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS.



DEFERRAL OF WITHDRAWALS. A withdrawal is normally payable within seven days following the Company's receipt of the withdrawal request. However, the Company reserves the right to defer withdrawals of amounts in each Sub-Account in any period during which:



    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;



    - the SEC has by order permitted such suspension; or



    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.



The Company reserves the right to defer withdrawals of amounts allocated to the Company's General Account for a period not to exceed six months.



G. REVERSAL OF ANNUITIZATION



The Owner may reverse the decision to annuitize by written request to the Company within 90 days of the Annuity Date. Upon receipt of such request, the Company will return the Contract to the Accumulation Phase, subject to the following:



(1) The value applied under a fixed annuity payout option at the time of annuitization (except for the excess value of the M-GAP Benefit Base over the Annuity Value, if applicable) will be treated as if it had been invested in the Fixed Account of the Contract on that same date.



(2) The Sub-Account allocations that were in effect at the time of annuitization will first be used for calculating the reversal. Any transfers between variable Sub-Accounts during the Annuity Payout phase will then be treated as transfers during the Accumulation Phase (As a result, the Contract's Accumulated Value after the reversal will reflect the same Sub-Account allocations that were in effect immediately prior to the reversal).



(3) Any annuity benefit payments paid and any withdrawals taken during the Annuity Payout phase will be treated as a withdrawal of the Surrender Value in the Accumulation Phase, as of the date of the payment or withdrawal. Surrender charges may apply to these withdrawals, and there may be adverse tax consequences. See FEDERAL TAX CONSIDERATIONS, "C. Taxation of the Contract in General."



If the Company learns of the Owner's decision to reverse annuitization after the maximum Annuity Date permitted under the Contract, the Company will contact the Owner. The Owner must then immediately select an annuity payout option (either the original annuity payout option or a different annuity payout option). If the

Owner does not select an annuity payout option, payments will begin under a variable Life with Cash Back annuity payout option.



H. NORRIS DECISION



In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity payout options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on unisex rates.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Underlying Funds are described in the prospectus and SAI of DGPF.

A. VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. The Company assesses a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. The mortality and expense risk charge is assessed daily at an annual rate of 1.25% of each Sub-Account's assets. The charge is imposed during both the accumulation phase and the annuity payout phase. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity payout option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted during the annuity payout phase on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

This charge may not be increased. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily Administrative Expense Charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. The charge is imposed during both the accumulation phase and the annuity payout phase. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.

Deductions for the Contract fee (described below under "B. Contract Fee") and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OTHER CHARGES. Because the Sub-Accounts purchase shares of the Underlying Funds, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. The prospectus and SAI of DGPF contain additional information concerning expenses of the Underlying Funds.

B. CONTRACT FEE

A $35 Contract fee (a lower fee may apply in some states) currently is deducted during the accumulation phase, on the Contract anniversary date and upon full surrender of the Contract if the Accumulated Value on any of these dates is less than $75,000. The Contract fee is waived for Contracts issued to and maintained by the trustee of a 401(k) plan.

Where Contract value has been allocated to more than one account, a percentage of the total Contract fee will be deducted from the value in each account. The portion of the charge deducted from each account will be equal to the percentage that the value in that account bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the portion of the charge deducted from that Sub-Account.

Where permitted by law, the Contract fee also may be waived for Contracts where, on the issue date, either the Owner or the Annuitant is within the following class of individuals: employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract; employees of the Company, its affiliates and subsidiaries, officers, directors, trustees and employees of any of the Underlying Funds; investment managers or sub-advisers; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.

C. OPTIONAL RIDER CHARGES


Subject to state availability, the Company offers a number of riders that are only available if elected by the Owner at issue. A separate monthly charge is made for each Rider through a pro-rata reduction of the Accumulated Value of the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts. The pro-rata reduction is based on the relative value that the Accumulation Units of the Sub-Accounts, the dollar amounts in the Fixed Account and the dollar amounts in the Guarantee Period Accounts bear to the total Accumulated Value.


The applicable charge for the following is assessed on the Accumulated Value on the last day of each Contract month and, if applicable, on the date the Rider is terminated, multiplied by 1/12th of the following annual percentage rates:

Minimum Guaranteed Annuity Payout Rider with ten-year waiting period.......      0.35%
Minimum Guaranteed Annuity Payout Rider with fifteen-year waiting period...      0.20%
Enhanced Death Benefit With Annual Step-Up.................................      0.15%
5% Enhanced Death Benefit With Annual Step-Up..............................      0.25%
7% Enhanced Death Benefit With Annual Step-Up..............................      0.35%

For a description of the Riders, see "Optional Enhanced Death Benefit Rider" under "G. Death Benefit," and "I. Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider" under "DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE," above.

D. PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

1. if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for a Contract at the time payments are received); or

2.  the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law.

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.


E. SURRENDER CHARGE



No charge for sales expense is deducted from payments at the time the payments are made. A surrender charge, however, may be deducted from the Accumulated Value in the case of surrender or withdrawal within certain time limits described below.



CALCULATION OF SURRENDER CHARGE. For purposes of determining the surrender charge, the Accumulated Value is divided into four categories:



- The amount available under the Withdrawal Without Surrender Charge provision, described below;



- Old Payments - total payments invested in the Contract for more than nine years;



- New Payments - payments received by the Company during the nine years preceding the date of the surrender or withdrawal; and



- Payment Credits.



Amounts available as a Withdrawal Without Surrender Charge, followed by Old Payments, may be withdrawn from the Contract at any time without the imposition of a surrender charge. However, if a withdrawal or surrender is attributable all or in part to New Payments, a surrender charge may be imposed.



The amount of the charge will depend upon the number of years that any New Payments to which the withdrawal is attributed have remained credited under the Contract. For the purpose of calculating surrender charges for New Payments, all amounts withdrawn are assumed to be deducted first from the oldest New Payment and then from the next oldest New Payment and so on, until all New Payments have been exhausted pursuant to the first-in-first-out ("FIFO") method of accounting. (See "FEDERAL TAX CONSIDERATIONS" for a discussion of how withdrawals are treated for income tax purposes.)



The following surrender charge table outlines these charges:



COMPLETE YEARS FROM
  DATE OF PAYMENT      CHARGE
-------------------  -----------
       0 - 4            8.5%
    more than 4         7.5%
    more than 5         6.5%
    more than 6         5.5%
    more than 7         3.5%
    more than 8         1.5%
    more than 9           0



The amount withdrawn equals the amount requested by the Owner plus the surrender charge, if any. The charge is applied as a percentage of the New Payments withdrawn.



The total charge equals the aggregate of all applicable surrender charges for a surrender and withdrawals, including the Withdrawal Adjustment Charge that may apply if a withdrawal is taken during the Annuity Payout phase (see ANNUITIZATION -- THE PAYOUT PHASE, "F. Withdrawals after the Annuity Date").

In no event will the total surrender and withdrawal charges exceed a maximum limit of 8.5% of total gross New Payments.



WITHDRAWAL WITHOUT SURRENDER CHARGE. Each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Surrender Value without any applicable surrender charge ("Withdrawal Without Surrender Charge Amount"). The above surrender charge table is not applicable to these withdrawals. The first time an Owner makes a withdrawal from the Contract, the Withdrawal Without Surrender Charge Amount is the greater of (a) or (b):



    Where (a) is:  100% of cumulative earnings (excluding Payment Credits); and



    Where (b) is:  15% of the total of all payments invested in the Contract as of the Valuation Date for the withdrawal.



After that first withdrawal from the Contract, the maximum annual Withdrawal Without Surrender Charge Amount is the greater of (a) or (b):



    Where (a) is:  100% of cumulative earnings (excluding Payment Credits); and



    Where (b) is:  15% of the total of all payments invested in the Contract
                   LESS that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table (even if the applicable surrender charge is 0%) as of the Valuation Date for the withdrawal (the Gross Payment Base), less any prior withdrawal(s) during the same calendar year to which the surrender charge table was not applicable.



In (a), cumulative earnings are calculated as the Accumulated Value as of the Valuation Date, reduced by Payment Credits and total gross payments not previously withdrawn.



EFFECT OF WITHDRAWAL OF WITHDRAWAL WITHOUT SURRENDER CHARGE AMOUNT. When a withdrawal is taken, the Company initially determines the Withdrawal Without Surrender Charge Amount in the following order:



- The Company first deducts the Withdrawal Without Surrender Charge Amount from cumulative earnings.



- If the Withdrawal Without Surrender Charge Amount exceeds cumulative earnings, the Company will deem the excess to be withdrawn from New Payments on a last-in-first-out (LIFO) basis, so that the newest New Payments are withdrawn first. This results in those New Payments, which are otherwise subject to the highest surrender charge at that point in time, being withdrawn first without a surrender charge.



- If more than one withdrawal is made during the year, on each subsequent withdrawal the Company will waive the surrender charge, if any, until the entire Withdrawal Without Surrender Charge Amount has been withdrawn.



After the entire Withdrawal Without Surrender Charge Amount available in a calendar year has been withdrawn, for the purposes of determining the amount of the surrender charge, if any, withdrawals will be deemed to be taken in the following order:



- First from Old Payments



    - The surrender charge table is applicable, but because Old Payments have been invested in the Contract for more than 9 years, the surrender charge is 0%.



- Second from New Payments



    - The surrender charge table is applicable.

    - Payments are now withdrawn from this category on a first-in-first-out
      (FIFO) basis, so that the oldest New Payments are now withdrawn first. This results in the withdrawal of New Payments with the lowest surrender charge first.



- Third from Payment Credits.



    - The surrender charge table is not applicable to the withdrawal of Payment Credits.



For Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only, the maximum amount available without a surrender charge during any calendar year will be the greatest of (a), (b) and (c) where (a) and
(b) are the same as above and (c) is the amount available as a Life Expectancy Distribution less any Withdrawal Without Surrender Charge taken during the same calendar year. (see "Life Expectancy Distributions" under DESCRIPTION OF THE CONTACT -- THE ACCUMULATION PHASE.



For further information on surrender and withdrawals, including minimum limits on amount withdrawn and amount remaining under the Contract in the case of withdrawals, and important tax considerations, see "F. Surrender and Withdrawals" under "DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE" and see "FEDERAL TAX CONSIDERATIONS."



REDUCTION OR ELIMINATION OF SURRENDER CHARGE AND ADDITIONAL AMOUNTS
CREDITED. Where permitted by law, the Company will waive the surrender charge in the event that the Owner (or the Annuitant, if the Owner is not an individual) becomes physically disabled after the Issue Date of the Contract (or in the event that the original Owner or Annuitant has changed since issue, after being named Owner or Annuitant) and before attaining age 65. The Company may require proof of such disability and continuing disability and reserves the right to obtain an examination by a licensed physician of its choice and at its expense.



In addition, the Company will waive the surrender charge in the event that an Owner (or the Annuitant, if the Owner is not an individual) is:



(1) admitted to a medical care facility after becoming the Owner or Annuitant under the Contract and remains confined there until the later of one year after the Issue Date or 90 consecutive days; or



(2) first diagnosed by a licensed physician as having a fatal illness after the Issue Date of the Contract and after being named Owner or Annuitant.



For purposes of the above provision, "medical care facility" means any state-licensed facility or, in a state that does not require licensing, a facility that is operating pursuant to state law, providing medically necessary inpatient care which is prescribed by a licensed "physician" in writing and based on physical limitations which prohibit daily living in a non-institutional setting. "Fatal illness" means a condition diagnosed by a licensed "physician" which is expected to result in death within two years of the diagnosis. "Physician" means a person (other than the Owner, Annuitant or a member of one of their families) who is state licensed to give medical care or treatment and is acting within the scope of that license. "Physically disabled" means that the Owner or Annuitant, as applicable, has been unable to engage in an occupation or to conduct daily activities for a period of at least 12 consecutive months as a result of disease or bodily injury.



Where surrender charges have been waived under any of the situations discussed above, no additional payments under this Contract will be accepted unless required by state law.



In addition, from time to time the Company may allow a reduction in or elimination of the surrender charges, the period during which the charges apply, or both, and/or credit additional amounts on Contracts, when Contracts are sold to individuals or groups of individuals in a manner that reduces sales expenses. The Company will consider factors such as the following:



- the size and type of group or class, and the persistency expected from that group or class;

- the total amount of payments to be received, and the manner in which payments are remitted;



- the purpose for which the Contracts are being purchased, and whether that purpose makes it likely that costs and expenses will be reduced;



- other transactions where sales expenses are likely to be reduced; or



- the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class (for example, broker-dealers who offer this Contract in connection with financial planning services offered on a fee-for-service basis).



The Company also may reduce or waive the surrender charge, and/or credit additional amounts on Contracts, where either the Owner or the Annuitant on the Issue Date is within the following class of individuals ("eligible persons"):



- employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract;



- employees of the Company, its affiliates and subsidiaries; officers, directors, trustees and employees of any of the Underlying Funds;



- investment managers or sub-advisers of the Underlying Funds; and



- the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents, and grandparents.



In addition, if permitted under state law, surrender charge will be waived under 403(b) Contracts where the amount withdrawn is being contributed to a life policy issued by the Company as part of the individual's 403(b) plan.



Where an Owner who is trustee under a pension plan surrenders, in whole or in part, a Contract on a terminating employee, the trustee will be permitted to reallocate all or a part of the Accumulated Value under the Contract to other Contracts issued by the Company and owned by the trustee, with no deduction for any otherwise applicable surrender charge. Any such reallocation will be at the unit values for the Sub-Accounts as of the Valuation Date on which a written, signed request is received at the Principal Office.



Any reduction or elimination in the amount or duration of the surrender charge will not discriminate unfairly among purchasers of this Contract. The Company will not make any changes to this charge where prohibited by law.


F. TRANSFER CHARGE


The Company currently does not assess a charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract year will be free of a transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year to reimburse it for the expense of processing transfers. For more information, see "E. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units' under ANNUITIZATION -- THE PAYOUT PHASE.



G. WITHDRAWAL ADJUSTMENT CHARGE



After the Annuity Date, each calendar year the Owner may withdraw a portion of the present value of either all future annuity benefit payments or future guaranteed annuity benefit payments. If a withdrawal is made within 5 years of the Issue Date, the AIR or interest rate used to determine the annuity benefit payments is increased by one of the following adjustments:



    15 or more years of annuity benefit payments being valued --       1.00%
    10-14 years of annuity benefit payments being valued --            1.50%
    Less than 10 years of annuity benefit payments being valued --     2.00%



The adjustment to the AIR or interest rate used to determine the present value results in lower future annuity benefit payments, and may be viewed as a charge under the Contract. The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.



For each Payment Withdrawal, the number of years of annuity benefit payments being valued depends upon the life expectancy of the Annuitant at the time of the withdrawal. The life expectancy will be determined by a mortality table that will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate).



For more information see "F. Withdrawals After the Annuity Date," under ANNUITIZATION -- THE PAYOUT PHASE.


                           GUARANTEE PERIOD ACCOUNTS

Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Company's Fixed Account are not registered as an investment company under the provisions of the 1933 Act or the 1940 Act. Accordingly, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of this Contract or any fixed benefits offered under these accounts may be subject to the provisions of the 1933 Act relating to the accuracy and completeness of statements made in the Prospectus.

INVESTMENT OPTIONS. In most jurisdictions, Guarantee Periods ranging from two through ten years may be available. Each Guarantee Period established for the Owner is accounted for separately in a non-unitized segregated account except in California where it is accounted for in the Company's General Account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time to time by the Company in accordance with market conditions. Once an interest rate is in effect for a Guarantee Period Account, however, the Company may not change it during the duration of its Guarantee Period. In no event will the Guaranteed Interest Rate be less than 3%. The Guarantee Period Accounts are not available in New York, Oregon, Maryland and Pennsylvania.

To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when a Contract initially was issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period.

Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. Transfers from a Guarantee Period Account on any date other than on the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Owner allocates or transfers amounts to a Guarantee Period except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is $1,000. If less than

$1,000 is allocated, the Company reserves the right to apply that amount to the Cash Reserve Series Sub-Account. The Owner may allocate amounts to any of the Guarantee Periods available.



At least 45 days, but not more than 75 days, prior to the end of a Guarantee Period, the Company will notify the Owner in writing of the expiration of that Guarantee Period. At the end of a Guarantee Period the Owner may transfer amounts to the Sub-Accounts, the Fixed Account or establish a new Guarantee Period Account of any duration then offered by the Company, without a Market Value Adjustment. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value automatically will be applied to a new Guarantee Period Account with the same duration at the then current rate unless (1) less than $1,000 would remain in the Guarantee Period Account on the expiration date, or (2) unless the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Sub-Account investing in the Cash Reserve Series Sub-Account. Where amounts have been renewed automatically in a new Guarantee Period, it is the Company's current practice to give the Owner an additional 30 days to transfer out of the Guarantee Period Account without application of a Market Value Adjustment.



MARKET VALUE ADJUSTMENT. No Market Value Adjustment will be applied to transfers, withdrawals, or surrender from a Guarantee Period Account on the expiration of its Guarantee Period. In addition, no negative Market Value Adjustment will be applied to a death benefit although a positive Market Value Adjustment, if any, will be applied to increase the value of the death benefit when based on the Contract's Accumulated Value. See "G. Death Benefit." All other transfers, withdrawals, or a surrender prior to the end of a Guarantee Period will be subject to a Market Value Adjustment, which may increase or decrease the value. Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account before deduction of any Surrender Charge by the market value factor. The market value factor for each Guarantee Period Account is equal to:


                            [(1+i)/(1+j)](n/365) - 1

        where:  i  is the Guaranteed Interest Rate expressed as a decimal for example: (3% = 0.03) being credited to the current Guarantee Period;

               j is the new Guaranteed Interest Rate, expressed as a decimal, for a Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the Company will use a suitable rate or index allowed by the Department of Insurance; and

               n is the number of days remaining from the Valuation Date to the end of the current Guarantee Period.

Based on the application of this formula, the value of a Guarantee Period Account will increase after the Market Value Adjustment is applied if the then current market rates are lower than the rate being credited to the Guarantee Period Account. Similarly, the value of a Guarantee Period Account will decrease after the Market Value Adjustment is applied if the then current market rates are higher than the rate being credited to the Guarantee Period Account. The Market Value Adjustment is limited, however, so that even if the account value is decreased after application of a Market Value Adjustment, it will equal or exceed the Owner's principal plus 3% earnings per year less applicable Contract fees. Conversely, if the then current market rates are lower and the account value is increased after the Market Value Adjustment is applied, the increase in value is also affected by the minimum guaranteed rate of 3%. The amount that will be added to the Guarantee Period Account is limited to the difference between the amount earned and the 3% minimum guaranteed earnings. For examples of how the Market Value Adjustment works, See APPENDIX C, "SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT."

PROGRAM TO PROTECT PRINCIPAL AND PROVIDE GROWTH POTENTIAL. Under this feature, the Owner elects a Guarantee Period and one or more Sub-Accounts. The Company will then compute the proportion of the initial payment that must be allocated to the Guarantee Period selected, assuming no transfers or withdrawals, (including withdrawals made as part of a pro-rata deduction for charges under an M-GAP Rider purchased or repurchased after issue) in order to ensure that the value in the Guarantee Period Account on the last day of the Guarantee Period will equal the amount of the entire initial payment. The required amount then will be allocated to the pre-selected Guarantee Period Account and the remaining balance to the other investment options selected by the Owner in accordance with the procedures described in "A. Payments."


WITHDRAWALS. Prior to the Annuity Date, the Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "F. Surrender and Withdrawals." In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: (1) a Market Value Adjustment will apply to all withdrawals, including Withdrawals Without Surrender Charge, unless made at the end of the Guarantee Period; and (2) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.


In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted from or added to the amount withdrawn. If a surrender charge applies to the withdrawal, it will be calculated as set forth under "E. Surrender Charge" after application of the Market Value Adjustment.


                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. In addition, this discussion does not address state or local tax consequences that may be associated with the Contract.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS, AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

A. GENERAL

THE COMPANY. The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account was a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

DIVERSIFICATION REQUIREMENTS. The IRS has issued regulations under Section 817(h) of the Code relating to the diversification requirements for variable annuity and variable life insurance contracts. The regulations prescribed by the Treasury Department provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. Under this section of the Code, if the investments are not adequately diversified, the Contract will not be treated as an annuity contract, and therefore the income on the Contract, for any taxable year of the Owner, would be treated as ordinary income received or accrued by the Owner. It is anticipated that the Underlying Funds will comply with the current diversification requirements. In the event that future IRS regulations and/or rulings would require Contract modifications in order to remain in compliance with the diversification standards, the Company will make reasonable efforts to comply, and it reserves the right to make such changes as it deems appropriate for that purpose.


INVESTOR CONTROL. In order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may now be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.

B. QUALIFIED AND NON-QUALIFIED CONTRACTS

From a federal tax viewpoint there are two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 401, 403, or 408 of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary, depending on whether they are made from a qualified contract or a non-qualified contract. For more information on the tax provisions applicable to qualified contracts, see "E. Provisions Applicable to Qualified Employer Plans" below.

C. TAXATION OF THE CONTRACT IN GENERAL

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Nonnatural Owner" below), be considered an annuity contract under Section 72 of the Code. Please note, however, if the Owner chooses an Annuity Date beyond the Owner's 85th birthday, it is possible that the Contract may not be considered an annuity for tax purposes, and therefore, the Owner will be taxed on the annual increase in Accumulated Value. The Owner should consult tax and financial advisors for more information. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.


WITHDRAWALS AFTER ANNUITIZATION. A withdrawal from a qualified or non-qualified contract may create significant adverse tax consequences. It is possible that the Internal Revenue Service may take the view that when withdrawals (other than annuity payments) are taken during the annuity payout phase of the Contract, all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts may be taxable to the recipient without regard to the Owner's investment in the Contract or any investment gain that might be present in the current annuity value.


For example, assume that a Contract owner with a Contract Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 during the annuity payout phase. Under this view, the Contract owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply.


OWNERS OF QUALIFIED AND NON-QUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISER PRIOR TO MAKING WITHDRAWALS.


ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments begin under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable. If the annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Owner's final tax return.

PENALTY ON DISTRIBUTION. A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals:

- taken on or after age 59 1/2; or

- if the withdrawal follows the death of the Owner (or, if the Owner is not an individual, the death of the primary Annuitant, as defined in the Code); or

- in the case of the Owner's "total disability" (as defined in the Code); or

- if withdrawals from a qualified Contract are made to an employee who has terminated employment after reaching age 55; or

- irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee.


The requirement of "substantially equal" periodic payments is met when the Owner elects to have distributions made over the Owner's life expectancy, or over the joint life expectancy of the Owner and beneficiary. The requirement is also met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the later of the Owner's age 59 1/2 or five years, will subject the Owner to the 10% penalty tax on the prior distributions.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy, and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under any LED-type option prior to age 59 1/2. Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions.

NONNATURAL OWNERS. As a general rule, deferred annuity contracts owned by "nonnatural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the issue date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however, will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings are not taxable to employees until distributed; however, with respect to payments made after February 28, 1986, a Contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under
Section 72 as well.

D. TAX WITHHOLDING

The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

E. PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS

The tax rules applicable to qualified retirement plans, as defined by the Code, are complex and vary according to the type of plan. Benefits under a qualified plan may be subject to that plan's terms and conditions irrespective of the terms and conditions of any annuity contract used to fund such benefits. As such, the following is simply a general description of various types of qualified plans that may use the Contract. Before purchasing any annuity contract for use in funding a qualified plan, more specific information should be obtained.

Qualified Contracts may include special provisions (endorsements) changing or restricting rights and benefits otherwise available to owners of non-qualified Contracts. Individuals purchasing a qualified Contract should carefully review any such changes or limitations which may include restrictions to ownership, transferability, assignability, contributions, and distributions.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT SHARING PLANS. Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, permits self-employed individuals to establish similar plans for themselves and their employees. Employers intending to use qualified Contracts in connection with such plans should seek competent advice as to the suitability of the Contract to their specific needs and as to applicable Code limitations and tax consequences.

The Company can provide prototype plans for certain pension or profit sharing plans for review by the plan's legal counsel. For information, ask your financial representative.


INDIVIDUAL RETIREMENT ANNUITIES. Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Note: This term covers all IRAs permitted under Sections 408 and 408A of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to cancel the Contract as described in this Prospectus. See "D. Right to Cancel."


Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs and may be deductible to the employer.

TAX-SHELTERED ANNUITIES ("TSAS"). Under the provisions of Section 403(b) of the Code, payments made to annuity Contracts purchased for employees under annuity plans adopted by public school systems and certain organizations which are tax exempt under Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that total annual payments do not exceed the maximum contribution permitted under the Code. Purchasers of TSA contracts should seek competent advice as to eligibility, limitations on permissible payments and other tax consequences associated with the contracts.

Withdrawals or other distributions attributable to salary reduction contributions (including earnings thereon) made to a TSA contract after December 31, 1988, may not begin before the employee attains age 59 1/2, separates from service, dies or becomes disabled. In the case of hardship, an Owner may withdraw amounts contributed by salary reduction, but not the earnings on such amounts. Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may be subject to a 10% penalty tax as a premature distribution, in addition to income tax.

TEXAS OPTIONAL RETIREMENT PROGRAM. Distributions under a TSA contract issued to participants in the Texas Optional Retirement Program may not be received except in the case of the participant's death, retirement or termination of employment in the Texas public institutions of higher education. These additional restrictions are imposed under the Texas Government Code and a prior opinion of the Texas Attorney General.

                             STATEMENTS AND REPORTS

An Owner is sent a report semi-annually which provides certain financial information about the Underlying Funds. At least annually, but possibly as frequently as quarterly, the Company will furnish a statement to the Owner containing information about his or her Contract, including Accumulation Unit Values and other information as required by applicable law, rules and regulations. The Company will also send a confirmation statement to Owners each time a transaction is made affecting the Contract Value. (Certain transactions made under recurring payment plans may in the future be confirmed quarterly rather than by immediate confirmations.) The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Fund no longer are available for investment or if, in the Company's judgment, further investment in any Underlying Fund should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may withdraw the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.

Shares of the Underlying Funds also are issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Underlying Funds also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company and the Fund do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the trustees intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

If any of these substitutions or changes is made, the Company may endorse the Contract to reflect the substitution or change, and will notify Owners of all such changes. If the Company deems it to be in the best interest of Owners, and subject to any approvals that may be required under applicable law, the Variable Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration is no longer required, or may be combined with other Sub-Accounts or other separate accounts of the Company.

The Company reserves the right, subject to compliance with applicable law and to the provisions of the Participation Agreements, to:

(1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class,

(2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law,

(3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,

(4) to substitute the shares of any other registered investment company for the Fund shares held by a Sub-Account, in the event that Fund shares are unavailable for investment, or if the Company determines that further investment in such Fund shares is inappropriate in view of the purpose of the Sub-Account,

(5) to change the methodology for determining the net investment factor, and

(6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described be made without notice to Owners in accordance with the 1940 Act.

                   CHANGES TO COMPLY WITH LAW AND AMENDMENTS

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation (or any laws, regulations or rules of any jurisdiction in which the Company is doing business), including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. Owners will be given written notice of such changes.

                                 VOTING RIGHTS

The Company will vote Underlying Fund shares held by each Sub-Account in accordance with instructions received from Owners. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Fund, together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended, or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.


The number of votes which an Owner may cast will be determined by the Company as of the record date established by the Underlying Fund. During the accumulation period, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Underlying Fund share. During the annuity payout phase, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the reserve held in each Sub-Account for the Owner's variable annuity by the net asset value of one Underlying Fund share. Ordinarily, the Owner's voting interest in the Underlying Fund will decrease as the reserve for the variable annuity is depleted.


                                  DISTRIBUTION

The Contract offered by this Prospectus may be purchased from certain independent broker-dealers which are registered under the Securities and Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. ("NASD"). The Contract also is offered through Allmerica Investments, Inc., which is the principal underwriter and distributor of the Contracts. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is a registered broker-dealer, a member of the NASD and an indirectly wholly owned subsidiary of First Allmerica.

The Company pays commissions not to exceed 7.0% of payments to broker-dealers which sell the Contract. Alternative commission schedules are available with lower initial commission amounts based on payments, plus ongoing annual compensation of up to 1% of Contract value. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup commissions and other sales expenses through a combination of anticipated surrender charges and profits from the Company's General Account, which may include amounts derived from mortality and risk charges. Commissions paid on the Contract, including additional incentives or payments, do not result in any additional charge to Owners or to the Variable Account. The Company will retain any surrender charges assessed on a Contract.


Owners may direct any inquiries to their financial representative or to Annuity Client Services, 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-423-5252.


                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.

                              YEAR 2000 COMPLIANCE

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.


Based on a third party assessment, the Company determined that significant portions of its software required modification or replacement to enable its computer systems to properly process dates beyond December 31, 1999. The Company is completing the process of modifying or replacing existing software and believes that this action will resolve the Year 2000 issue. However, should there be serious unanticipated interruptions from unknown sources, the Year 2000 issue could have a material adverse impact on the operations of the Company. Specifically, the Company could experience, among other things, an interruption in its ability to collect and process premiums, process claim payments, safeguard and manage its invested assets, accurately maintain policyholder information, accurately maintain accounting records, and perform customer service. Any of these specific events, depending on duration, could have a material adverse impact on the results of operations and the financial position of the Company.



The Company is engaged in formal communications with all of its significant suppliers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issue. The Company's total Year 2000 project cost and estimates to complete the project include the estimated costs and time associated with the Company's involvement on a third party's Year 2000 program, and are based on presently available information. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company. The Company does not believe that it has material exposure to contingencies related to the Year 2000 issue for the products it has sold. Although the Company does not believe that there is a material contingency associated with the Year 2000 issue, there can be no assurance that exposure for material contingencies will not arise.



The cost of the Year 2000 project is being expensed as incurred and is being funded primarily through a reallocation of resources from discretionary projects and a reduction in systems maintenance and support costs. Therefore, the Year 2000 project is not expected to result in any significant incremental technology cost and is not expected to have a material effect on the results of operations. The Company and its affiliates have incurred and expensed approximately $59 million related to the assessment, plan development and substantial completion of the Year 2000 project through June 30, 1999. The total remaining cost of the project is estimated between $10-$20 million

                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the annuity Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.

The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to a separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contract, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% compounded annually. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.

SALES RESTRICTIONS. In Massachusetts, payments and transfers to the Fixed Account are subject to the following restrictions:

       If a Contract is issued prior to the Annuitant's 60th birthday, allocations to the Fixed Account will be permitted until the Annuitant's 61st birthday. On and after the Annuitant's 61st birthday, no additional Fixed Account allocations will be accepted. If a Contract is issued on or after the Annuitant's 60th birthday, up through and including the Annuitant's 81st birthday, Fixed Account allocations will be permitted during the first Contract year. On and after the first Contract anniversary, no additional allocations to the Fixed Account will be permitted. If a Contract is issued after the Annuitant's 81st birthday, no payments to the Fixed Account will be permitted at any time.

In Oregon, no payments to the Fixed Account will be permitted if a Contract is issued after the Annuitant's 81st birthday. If an allocation designated as a Fixed Account allocation is received at the Principal Office during a period when the Fixed Account is not available due to the limitations outlined above, the monies will be allocated to the Money Market Sub-Account.

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAMS. To the extent permitted by law, the Company reserves the right to offer Enhanced Automatic Transfer Program(s) from time to time. If you elect to participate, the Company will credit an enhanced interest rate to payments made to the Enhanced Automatic Transfer Program. Eligible payments:

- must be new payments to the Contract, including the initial payment,

- must be allocated to the Fixed Account, which will be the source account,

- must be automatically transferred out of the Fixed Account to one or more Sub-Accounts over a specified time period and

- will receive the enhanced rate while they remain in the Fixed Account.

You may be able to establish more than one Enhanced Automatic Transfer Program. Payments made to the Contract during the same month will be part of the same Enhanced Automatic Transfer Program if the length of the time period is the same and the enhanced rate is the same. The allocation for all of the amounts in the same program will be in accordance with the instructions for the most recent payment to this program. The monthly transfer will be made on the date designated for the initial payment to this program. The amount allocated will be determined by dividing the amount in the program by the number of remaining months. For example, for a six-month program, the first automatic transfer will be 1/6th of the balance; the second automatic transfer will be 1/5th of the balance, and so on.

Payments to different Enhanced Automatic Transfer Programs will be handled in accordance with the instructions for each particular program.

                                   APPENDIX B
                            PERFORMANCE INFORMATION

This Contract was first offered to the public in 1999. However, in order to help people understand how investment performance can affect money invested in the Sub-Accounts, the Company may advertise "total return" and "average annual total return" performance information based on (1) the periods that the Sub-Accounts have been in existence and (2) the periods that the Underlying Funds have been in existence. Performance results in Tables 1A and 2A reflect the applicable deductions for the Contract fee, Sub-Account charges and Underlying Fund charges under this Contract and also assume that the Contract is surrendered at the end of the applicable period. Performance results in Tables 1B and 2B do not include the Contract fee and assume that the Contract is not surrendered at the end of the applicable period. Neither set of tables includes optional Rider charges. Both the total return and yield figures are based on historical earnings and are not intended to indicate future performance.

The "total return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by Variable Account charges, and expressed as a percentage. The "average annual total return" represents the average annual percentage change in the value of an investment in the Sub-Account over a given period of time. It represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the Cash Reserve Series refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The "effective yield" calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Quotations of average annual total return as shown in Table 1A are calculated in the manner prescribed by the SEC and show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period or for a period covering the time the Sub-Account has been in existence, if less than the prescribed periods. The calculation is adjusted to reflect the deduction of the annual Sub-Account asset charge of 1.40%, the effect of the $35 annual Contract fee, the Underlying Fund charges and the surrender charge which would be assessed if the investment were completely withdrawn at the end of the specified period. The calculation is not adjusted to reflect the deduction of any optional Rider charges. Quotations of supplemental average total returns, as shown in Table 1B, are calculated in exactly the same manner and for the same periods of time except that it does not reflect the Contract fee and assumes that the Contract is not surrendered at the end of the periods shown.

The performance shown in Tables 2A and 2B is calculated in exactly the same manner as the performance in Tables 1A and 1B; however, the period of time is based on the Underlying Fund's lifetime, which may predate the Sub-Account's inception date. These performance calculations are based on the assumption that the Sub-Account corresponding to the applicable Underlying Fund was actually in existence throughout the stated period and that the contractual charges and expenses during that period were equal to those currently assessed under this Contract.

For more detailed information about these performance calculations, including actual formulas, see the SAI.

PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK CHARACTERISTICS OF THE UNDERLYING FUND IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE

GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to:

(1) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices, so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; or

(2) other groups of variable annuity separate accounts or other investment products tracked by Lipper, Inc., a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or

(3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. In addition, relevant broad-based indices and performance from independent sources may be used to illustrate the performance of certain Contract features.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Portfolios.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                                    TABLE 1A
                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1998
                         SINCE INCEPTION OF SUB-ACCOUNT
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)


                                                            TOTAL RETURN                 SINCE
                                           SUB-ACCOUNT        FOR YEAR                INCEPTION OF
SUB-ACCOUNT INVESTING IN UNDERLYING FUND  INCEPTION DATE   ENDED 12/31/98   5 YEARS   SUB-ACCOUNT
----------------------------------------  --------------   --------------   -------   ------------
Growth & Income Series..................      4/27/92            1.54%       16.41%       15.28%
Devon Series............................       5/1/97           13.62%        N/A         25.15%
DelCap Series...........................       4/9/92            8.46%       11.59%       11.38%
Aggressive Growth Series................       N/A              N/A           N/A         N/A
Social Awareness Series.................       5/1/97            5.24%        N/A         20.21%
REIT Series.............................       5/7/98           N/A           N/A        -16.50%
Small Cap Value Series..................       1/2/94          -13.02%        N/A         11.40%
Trend Series............................     12/30/93            5.78%       14.03%       14.20%
International Equity Series.............     10/29/92            0.62%        7.72%        8.84%
Emerging Markets Series.................       5/1/97          -38.01%        N/A        -30.42%
Delaware Balanced Series................      4/30/92            8.27%       14.37%       13.10%
Convertible Securities Series...........       5/1/97           -9.75%        N/A          2.40%
Delchester Series.......................      4/27/92          -10.35%        4.22%        6.51%
Capital Reserves Series.................      4/30/92           -2.59%        2.86%        4.17%
Strategic Income Series.................       5/1/97           -6.33%        N/A         -0.98%
Cash Reserve Series.....................      4/22/92           -4.11%        1.85%        1.93%
Global Bond Series......................       5/1/96           -1.64%        N/A          2.95%


                                    TABLE 1B
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1998
                         SINCE INCEPTION OF SUB-ACCOUNT
        (ASSUMING NO WITHDRAWAL OF THE INVESTMENT AND NO CONTRACT FEES)


                                                            TOTAL RETURN                 SINCE
                                           SUB-ACCOUNT        FOR YEAR                INCEPTION OF
SUB-ACCOUNT INVESTING IN UNDERLYING FUND  INCEPTION DATE   ENDED 12/31/98   5 YEARS   SUB-ACCOUNT
----------------------------------------  --------------   --------------   -------   ------------
Growth & Income Series..................      4/27/92            9.80%       17.42%       15.84%
Devon Series............................       5/1/97           22.33%        N/A         29.68%
DelCap Series...........................       4/9/92           17.17%       12.74%       12.01%
Aggressive Growth Series................       N/A              N/A           N/A         N/A
Social Awareness Series.................       5/1/97           13.85%        N/A         24.86%
REIT Series.............................       5/7/98           N/A           N/A         -9.91%
Small Cap Value Series..................       1/2/94           -6.11%        N/A         12.55%
Trend Series............................     12/30/93           14.43%       15.10%       15.26%
International Equity Series.............     10/29/92            8.80%        9.01%        9.60%
Emerging Markets Series.................       5/1/97          -33.42%        N/A        -27.42%
Delaware Balanced Series................      4/30/92           16.98%       15.43%       13.71%
Convertible Securities Series...........       5/1/97           -2.54%        N/A          7.42%
Delchester Series.......................      4/27/92           -3.19%        5.65%        7.28%
Capital Reserves Series.................      4/30/92            5.29%        4.36%        5.02%
Strategic Income Series.................       5/1/97            1.21%        N/A          3.84%
Cash Reserve Series.....................      4/22/92            3.63%        3.40%        2.85%
Global Bond Series......................       5/1/96            6.33%        N/A          6.11%

                                    TABLE 2A
                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1998
                       SINCE INCEPTION OF UNDERLYING FUND
                  (ASSUMING COMPLETE WITHDRAWAL OF INVESTMENT)


                                                             TOTAL RETURN                   SINCE
                                          UNDERLYING FUND      FOR YEAR                 INCEPTION OF
SUB-ACCOUNT INVESTING IN UNDERLYING FUND  INCEPTION DATE    ENDED 12/31/98   5 YEARS   UNDERLYING FUND
----------------------------------------  ---------------   --------------   -------   ---------------
Growth & Income Series..................      7/28/88             1.54%       16.41%        11.51%
Devon Series............................       5/1/97            13.62%        N/A          25.15%
DelCap Series...........................      7/12/91             8.46%       11.59%        10.74%
Aggressive Growth Series................        N/A              N/A           N/A           N/A
Social Awareness Series.................       5/1/97             5.24%        N/A          20.21%
REIT Series.............................       5/1/98            N/A           N/A         -16.44%
Small Cap Value Series..................     12/27/93           -13.02%       11.39%        11.48%
Trend Series............................     12/27/93             5.78%       14.03%        14.29%
International Equity Series.............     10/29/92             0.62%        7.72%         8.84%
Emerging Markets Series.................       5/1/97           -38.01%        N/A         -30.42%
Delaware Balanced Series................      7/28/88             8.27%       14.37%        12.98%
Convertible Securities Series...........       5/1/97            -9.75%        N/A           2.40%
Delchester Series.......................      7/28/88           -10.35%        4.22%         7.74%
Capital Reserves Series.................      7/28/88            -2.59%        2.86%         5.25%
Strategic Income Series.................       5/1/97            -6.33%        N/A          -0.98%
Cash Reserve Series.....................      7/28/88            -4.11%        1.85%         3.49%
Global Bond Series......................       5/1/96            -1.64%        N/A           2.95%


                                    TABLE 2B
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1998
                       SINCE INCEPTION OF UNDERLYING FUND
          (ASSUMING NO WITHDRAWAL OF INVESTMENT AND NO CONTRACT FEES)


                                                             TOTAL RETURN                   SINCE
                                          UNDERLYING FUND      FOR YEAR                 INCEPTION OF
SUB-ACCOUNT INVESTING IN UNDERLYING FUND  INCEPTION DATE    ENDED 12/31/98   5 YEARS   UNDERLYING FUND
----------------------------------------  ---------------   --------------   -------   ---------------
Growth & Income Series..................      7/28/88             9.80%       17.42%        11.72%
Devon Series............................       5/1/97            22.33%        N/A          29.68%
DelCap Series...........................      7/12/91            17.17%       12.74%        11.18%
Aggressive Growth Series................        N/A              N/A           N/A           N/A
Social Awareness Series.................       5/1/97            13.85%        N/A          24.86%
REIT Series.............................       5/1/98            N/A           N/A          -9.84%
Small Cap Value Series..................     12/27/93            -6.11%       12.55%        12.51%
Trend Series............................     12/27/93            14.43%       15.10%        15.24%
International Equity Series.............     10/29/92             8.80%        9.01%         9.60%
Emerging Markets Series.................       5/1/97           -33.42%        N/A         -27.42%
Delaware Balanced Series................      7/28/88            16.98%       15.43%        13.19%
Convertible Securities Series...........       5/1/97            -2.54%        N/A           7.42%
Delchester Series.......................      7/28/88            -3.19%        5.65%         7.95%
Capital Reserves Series.................      7/28/88             5.29%        4.36%         5.46%
Strategic Income Series.................       5/1/97             1.21%        N/A           3.84%
Cash Reserve Series.....................      7/28/88             3.63%        3.40%         3.70%
Global Bond Series......................       5/1/96             6.33%        N/A           6.11%

                                   APPENDIX C
               SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT

PART 1: SURRENDER CHARGES


FULL SURRENDER -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume there are no partial withdrawals. The Withdrawal Without Surrender Charge Amount is equal to the greater of 100% of cumulative earnings (excluding Payment Credits) or 15% of the total of all payments invested in the Contract.



The table below presents examples of the surrender charge resulting from a full surrender, based on Hypothetical Accumulated Values.



          HYPOTHETICAL     WITHDRAWAL       SURRENDER
CONTRACT  ACCUMULATED   WITHOUT SURRENDER     CHARGE     SURRENDER
  YEAR       VALUE        CHARGE AMOUNT     PERCENTAGE    CHARGE
--------  -----------   -----------------   ----------   ---------
     1     $ 56,160           $7,500           8.5%        $4,136
     2       60,653            8,653           8.5%         4,250
     3       65,505           13,505           8.5%         4,250
     4       70,745           18,745           8.5%         4,250
     5       76,405           24,405           7.5%         3,750
     6       82,517           30,517           6.5%         3,250
     7       89,119           37,119           5.5%         2,750
     8       96,248           44,248           3.5%         1,750
     9      103,948           51,948           1.5%           750
    10      112,264           60,264           0.0%             0



WITHDRAWALS -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume that there are withdrawals as detailed below. The Withdrawal Without Surrender Charge Amount is equal to the greater of 100% of cumulative earnings (excluding Payment Credits) or 15% of the total of all payments invested in the Contract LESS that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table.



The table below presents examples of the surrender charge resulting from withdrawals, based on Hypothetical Accumulated Values:



          HYPOTHETICAL                   WITHDRAWAL       SURRENDER
CONTRACT  ACCUMULATED                 WITHOUT SURRENDER     CHARGE     SURRENDER
  YEAR       VALUE      WITHDRAWALS     CHARGE AMOUNT     PERCENTAGE    CHARGE
--------  -----------   -----------   -----------------   ----------   ---------
     1      $56,160       $     0           $7,500           8.5%        $   0
     2       60,653             0            8,653           8.5%            0
     3       65,505             0           13,505           8.5%            0
     4       70,745        30,000           18,745           8.5%          957
     5       44,005        10,000            5,812           7.5%          314
     6       36,725         5,000            5,184           6.5%            0
     7       34,264        10,000            5,184           5.5%          265
     8       26,205        15,000            4,461           3.5%          369
     9       12,101         5,000            2,880           1.5%           32
    10        7,669         5,000            2,562           0.0%            0

PART 2: MARKET VALUE ADJUSTMENT

The market value factor is: [(1+i)/(1+j)]to the power of n/365 - 1

    The following examples assume:

     1. The payment was allocated to a ten-year Guarantee Period Account with a Guaranteed Interest Rate of 8%.

     2. The date of surrender is seven years (2,555 days) from the expiration date.


     3. The value of the Guarantee Period Account is equal to $65,505.02 at the end of three years.


     4. No transfers or withdrawals affecting this Guarantee Period Account have been made.

     5. Surrender charges, if any, are calculated in the same manner as shown in the examples in Part 1.

NEGATIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10


    The market value factor          =  [(1+i)/(1+j)]to the power of n/365 - 1
                                     =  [(1+.08)/(1+.10)]to the power of 2555/365 - 1
                                     =  (.98182)to the power of 7 - 1
                                     =  -.12054

The market value adjustment          =  the market value factor multiplied by the withdrawal
                                     =  -.12054 X $65,505.02
                                     =  -$7,895.79


POSITIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07


    The market value factor          =  [(1+i)/(1+j)]to the power of n/365 - 1
                                     =  [(1+.08)/(1+.07)]to the power of 2555/365 - 1
                                     =  (1.00935)to the power of 7 - 1
                                     =  .06728

The market value adjustment          =  the market value factor multiplied by the withdrawal
                                     =  .06728 X $65,505.02
                                     =  $4,407.41

NEGATIVE MARKET VALUE ADJUSTMENT (CAPPED)

Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11


    The market value factor          =  [(1+i)/(1+j)]to the power of n/365 - 1
                                     =  [(1+.08)/(1+.11)]to the power of 2555/365 - 1
                                     =  (.97297)to the power of 7 - 1
                                     =  -.17454
The market value adjustment          =  Minimum of the market value factor multiplied by the
                                        withdrawal or the negative of the excess interest earned
                                        over 3%
                                     =  Minimum (-.17454 X $65,505.02 or -$10,868.67)
                                     =  Minimum (-$11,432.08 or -$10,868.67)
                                     =  -$10,868.67


POSITIVE MARKET VALUE ADJUSTMENT (CAPPED)

Assume that on the date of surrender, the current rate (j) is 5.00% or 0.05


    The market value factor          =  [(1+i)/(1+j)]to the power of n/365 - 1
                                     =  [(1+.08)/(1+.05)]to the power of 2555/365 - 1
                                     =  (1.02857)to the power of 7 - 1
                                     =  .21798
The market value adjustment          =  Minimum of the market value factor multiplied by the
                                        withdrawal or the excess interest earned over 3%
                                     =  Minimum of (.21798 X $65,505.02 or $10,868.67)
                                     =  Minimum of ($14,278.98 or $10,868.67)
                                     =  $10,868.67

                                   APPENDIX D
                        CONDENSED FINANCIAL INFORMATION
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                             SEPARATE ACCOUNT VA-K

                                                                      YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------------------------
SUB-ACCOUNT                                   1998       1997       1996       1995       1994       1993       1992
------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
GROWTH & INCOME SERIES
Unit Value:
    Beginning of Period...................      2.433      1.883      1.582      1.178      1.197      1.051      1.000
    End of Period.........................      2.672      2.433      1.883      1.582      1.178      1.197      1.051
Number of Units Outstanding at End of
 Period (in thousands)....................    146,009    113,507     65,991     48,305     38,591     25,086      4,208
DEVON SERIES
Unit Value:
    Beginning of Period...................      1.261     N/A        N/A        N/A        N/A        N/A        N/A
    End of Period.........................      1.543      1.261     N/A        N/A        N/A        N/A        N/A
Number of Units Outstanding at End of
 Period (in thousands)....................     42,690     11,585     N/A        N/A        N/A        N/A        N/A
DELCAP SERIES
Unit Value:
    Beginning of Period...................      1.831      1.616      1.432      1.121      1.178      1.070      1.000
    End of Period.........................      2.145      1.831      1.616      1.432      1.121      1.178      1.070
Number of Units Outstanding at End of
 Period (in thousands)....................     58,454     57,025     44,667     35,204     29,100     20,802      4,534
SOCIAL AWARENESS SERIES
Unit Value:
    Beginning of Period...................      1.272     N/A        N/A        N/A        N/A        N/A        N/A
    End of Period.........................      1.448      1.272     N/A        N/A        N/A        N/A        N/A
Number of Units Outstanding at End of
 Period (in thousands)....................     17,819      4,515     N/A        N/A        N/A        N/A        N/A
REIT SERIES
Unit Value:
    Beginning of Period...................      0.000     N/A        N/A        N/A        N/A        N/A        N/A
    End of Period.........................      0.901     N/A        N/A        N/A        N/A        N/A        N/A
Number of Units Outstanding at End of
 Period (in thousands)....................      1,235     N/A        N/A        N/A        N/A        N/A        N/A
SMALL CAP VALUE SERIES
Unit Value:
    Beginning of Period...................      1.923      1.467      1.214      0.994      1.000      1.000     N/A
    End of Period.........................      1.806      1.923      1.467      1.214      0.994      1.000     N/A
Number of Units Outstanding at End of
 Period (in thousands)....................     55,136     43,269     15,725      9,467      6,040          6     N/A
TREND SERIES
Unit Value:
    Beginning of Period...................      1.779      1.486      1.358      0.989      1.007      1.000     N/A
    End of Period.........................      2.036      1.779      1.486      1.358      0.989      1.007     N/A
Number of Units Outstanding at End of
 Period (in thousands)....................     36,571     33,256     21,711     13,410      6,197         50     N/A

                                                                      YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------------------------
SUB-ACCOUNT                                   1998       1997       1996       1995       1994       1993       1992
------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
INTERNATIONAL EQUITY SERIES
Unit Value:
    Beginning of Period...................      1.619      1.540      1.301      1.159      1.144      1.000      1.000
    End of Period.........................      1.762      1.619      1.540      1.301      1.159      1.144      1.000
Number of Units Outstanding at End of
 Period (in thousands)....................     51,715     48,813     30,888     21,612     18,761      6,139        182
EMERGING MARKETS SERIES
Unit Value:
    Beginning of Period...................      0.880     N/A        N/A        N/A        N/A        N/A        N/A
    End of Period.........................      0.586      0.880     N/A        N/A        N/A        N/A        N/A
Number of Units Outstanding at End of
 Period (in thousands)....................      6,662      4,545     N/A        N/A        N/A        N/A        N/A
DELAWARE BALANCED SERIES
Unit Value:
    Beginning of Period...................      2.015      1.616      1.414      1.133      1.150      1.078      1.000
    End of Period.........................      2.357      2.015      1.616      1.414      1.133      1.150      1.078
Number of Units Outstanding at End of
 Period (in thousands)....................     81,359     58,759     40,855     37,203     33,332     22,046      3,145
CONVERTIBLE SECURITIES SERIES
Unit Value:
    Beginning of Period...................      1.156     N/A        N/A        N/A        N/A        N/A        N/A
    End of Period.........................      1.127      1.156     N/A        N/A        N/A        N/A        N/A
Number of Units Outstanding at End of
 Period (in thousands)....................      4,793      1,291     N/A        N/A        N/A        N/A        N/A
DELCHESTER SERIES
Unit Value:
    Beginning of Period...................      1.652      1.474      1.326      1.164      1.214      1.058      1.000
    End of Period.........................      1.599      1.652      1.474      1.326      1.164      1.214      1.058
Number of Units Outstanding at End of
 Period (in thousands)....................     70,679     56,733     44,760     37,818     31,735     22,281      4,571
CAPITAL RESERVES SERIES
Unit Value:
    Beginning of Period...................      1.317      1.241      1.209      1.075      1.120      1.053      1.000
    End of Period.........................      1.386      1.317      1.241      1.209      1.075      1.120      1.053
Number of Units Outstanding at End of
 Period (in thousands)....................     28,066     20,234     20,226     19,818     20,476     16,752      3,828
STRATEGIC INCOME SERIES
Unit Value:
    Beginning of Period...................      1.052     N/A        N/A        N/A        N/A        N/A        N/A
    End of Period.........................      1.065      1.052     N/A        N/A        N/A        N/A        N/A
Number of Units Outstanding at End of
 Period (in thousands)....................     17,524      5,381     N/A        N/A        N/A        N/A        N/A
CASH RESERVE SERIES
Unit Value:
    Beginning of Period...................      1.165      1.124      1.087      1.044      1.021      1.010      1.000
    End of Period.........................      1.207      1.165      1.124      1.087      1.044      1.021      1.010
Number of Units Outstanding at End of
 Period (in thousands)....................     32,501     24,014     21,519     11,568     13,998      5,483      1,387

                                                                      YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------------------------
SUB-ACCOUNT                                   1998       1997       1996       1995       1994       1993       1992
------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
GLOBAL BOND SERIES
Unit Value:
    Beginning of Period...................      1.102      1.107      1.000      1.000     N/A        N/A        N/A
    End of Period.........................      1.172      1.102      1.107      1.000     N/A        N/A        N/A
Number of Units Outstanding at End of
 Period (in thousands)....................      4,991      3,950        886     N/A        N/A        N/A        N/A

No information is shown above for the Sub-Accounts that commenced operations after December 31, 1998.

                                   APPENDIX E
         EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS



Assume in the examples below that a 65-year-old male annuitizes his contract exactly two years after the Issue Date. The annuitization amount is $250,000. Further assume that he selects a variable Life with Period Certain annuity payout option of Single Life with Payments Guaranteed for 10 Years, an Assumed Investment Return ("AIR") of 3%, and an annual Change Frequency. Assume that the Annuity Value purchases 1,370 Annuity Units and the first monthly annuity benefit payment is equal to $1,370. The following examples assume a net return of 8% (gross return of 9.4 %).



PRESENT VALUE WITHDRAWALS



EXAMPLE 1. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the fifth contract year (the third year of the Annuity Payout phase).



       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24



       Rate used in Present Value Determination = 5% (3% AIR plus 2% Withdrawal Adjustment Charge)
       Present Value of Future Guaranteed Annuity Benefit Payments = $119,961.92



       Maximum Present Value Withdrawal Amount = $89,971.44 ($119,961.92 * 75%)



       Annuity Units after withdrawal = 342.50 (1,370 * (1 -
       (89,971.44/119,961.92)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $376.56



Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since less than 10 years of guaranteed annuity payments are being valued, the Withdrawal Adjustment Charge is 2%. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 after the end of the 10-year period during which the Company guaranteed to make payments.



EXAMPLE 2. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).



       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09



       Rate used in Present Value Determination = 3% (3% AIR)
       Present Value of Future Guaranteed Annuity Benefit Payments = $65,849.08



       Maximum Present Value Withdrawal Amount = $49,386.81 ($65,849.08 * 75%)



       Annuity Units after withdrawal = 342.50 (1,370 * (1 -
       (49,386.81/65,849.08)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment after withdrawal = $477.27



Because the withdrawal is being made more than 5 years after the Issue Date, the rate used in the Present Value Determination is not increased by a Withdrawal Adjustment Charge. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 after the end of the 10-year period during which the Company guaranteed to make payments.

PAYMENT WITHDRAWALS



EXAMPLE 3. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the fifth contract year (the third year of the Annuity Payout phase). At that time, the Annuitant's life expectancy is greater than 15 years.



       Last Monthly Annuity Benefit Payment = 1,436.50
       Withdrawal Amount = $14,365.00 (10 * 1,436.50)



       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24



       Rate used in Present Value Determination = 4% (3% AIR plus 1% Withdrawal Adjustment Charge)
       Present Value of Future Annuity Benefit Payments = $234,482.77



       Annuity Units after withdrawal = 1,286.07 (1,370 * (1 -
       (14,365.00/234,482.77)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $1,413.96



Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since there are more than 15 years of annuity payments being valued (the Annuitant's life expectancy is more than 15 years), the Withdrawal Adjustment Charge is 1%. Because this is a Payment Withdrawal, the number of Annuity Units will not increase after the end of the 10-year period during which the Company guaranteed to make payments.



EXAMPLE 4. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).



       Last Monthly Annuity Benefit Payment = $1,820.71
       Withdrawal Amount = $18,207.10 (10 * 1,820.71)



       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09



       Rate used in Present Value Determination = 3% (3% AIR)
       Present Value of Future Annuity Benefit Payments = $268,826.18



       Annuity Units after withdrawal = 1,272.71 (1,370 * (1 -
       (18,207.10/268,826.18)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment after withdrawal = $1,779.80



Because the withdrawal is being made more than 5 years after the Issue Date, the rate used in the Present Value Determination is not increased by a Withdrawal Adjustment Charge. Because this is a Payment Withdrawal, the number of Annuity Units will not increase after the end of the 10-year period during which the Company guaranteed to make payments.

PRESENT VALUE WITHDRAWAL VERSUS PAYMENT WITHDRAWAL



EXAMPLE 5. Assume that the Owner has taken no previous withdrawals and would like to take a $10,000 withdrawal at the beginning of the fifth contract year (the third year of the Annuity Payout phase). At that time, the Annuitant's life expectancy is greater than 15 years. The following examples show the impact of taking the withdrawal under the Present Value Withdrawal Option and the Payment Withdrawal Option.



PRESENT VALUE WITHDRAWAL



       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24



       Rate used in Present Value Determination = 5% (3% AIR plus 2% Withdrawal Adjustment Charge)
       Present Value of future Guaranteed Annuity Benefit Payments = $119,961.92



       Withdrawal = $10,000



       Annuity Units after withdrawal = 1,255.80 (1,370 * (1 -
       (10,000/119,961.92)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $1,380.67



Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since less than 10 years of guaranteed annuity payments are being valued, the Withdrawal Adjustment Charge is 2%. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 at the end of the 10-year period during which the Company guaranteed to make payments.



PAYMENT WITHDRAWAL



       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24



       Rate used in Present Value Determination = 4% (3% AIR plus 1% Withdrawal Adjustment Charge)
       Present Value of future Annuity Benefit Payments = $234,482.77



       Withdrawal = $10,000



       Annuity Units after withdrawal = 1,311.57 (1,370 * (1 -
       (10,000/$234,482.77)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $1,442.00



Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since there are more than 15 years of annuity payments being valued (the Annuitant's life expectancy is more than 15 years), the Withdrawal Adjustment Charge is 1%. Because this is a Payment Withdrawal, the number of Annuity Units will NOT increase at the end of the 10-year period during which the Company guaranteed to make payments.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                       STATEMENT OF ADDITIONAL INFORMATION

                                       OF

         INDIVIDUAL AND GROUP VARIABLE ANNUITY CONTRACTS FUNDED THROUGH

                                 SUB-ACCOUNTS OF

                              SEPARATE ACCOUNT VA-K

            INVESTING IN SHARES OF DELAWARE GROUP PREMIUM FUND, INC.







THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE DELAWARE GOLDEN MEDALLION PROSPECTUS OF SEPARATE ACCOUNT VA-K (DELAWARE MEDALLION), DATED ___________, 1999 ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY, 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, TELEPHONE 1-800-533-2124.





                                DATED ___________, 1999

                                TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY .............................................. 2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT
     AND THE  COMPANY ......................................................   3

SERVICES ...................................................................   3

UNDERWRITERS ...............................................................   4

ANNUITY BENEFIT PAYMENTS ..................................................... 4

PERFORMANCE INFORMATION ...................................................... 8

FINANCIAL STATEMENTS ....................................................... F-1


                         GENERAL INFORMATION AND HISTORY


Separate Account VA-K (the "Variable Account") is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the "Company") established by vote of its Board of Directors on November 1, 1990. The Company is a life insurance company organized under the laws of Delaware in July 1974. Its principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone (508) 855-1000. The Company is subject to the laws of the State of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1998, the Company had over $14 billion in assets and over $26 billion of life insurance in force.



Effective October 1, 1995, the Company changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. The Company is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). First Allmerica, originally organized under the laws of Massachusetts in 1844 as a mutual life insurance company and known as State Mutual Life Assurance Company of America, converted to a stock life insurance company and adopted its present name on October 16, 1995. First Allmerica is among the five oldest life insurance companies in America. As of December 31, 1998, First Allmerica and its subsidiaries (including the Company) had over $27 billion in combined assets and over $48 billion in life insurance in force.


Currently, 17 Sub-Accounts of the Variable Account are available under the Delaware Golden Medallion contract (the "Contract"). Each Sub-Account invests in a corresponding investment portfolio of Delaware Group Premium Fund, Inc. (the "Fund"). The series are managed by Delaware Management Company, Inc. (except for the International Equity Series, Emerging Markets Series and Global Bond Series which are managed by Delaware International Advisers Ltd.).

The Fund is an open-end, diversified management investment company.
Seventeen different investment series of the Fund are available under the
Contract: the Growth & Income Series (formerly Decatur Total Return Series), Delchester Series, Capital Reserve Series, Cash Reserve Series, DelCap Series, Aggressive Growth Series, Delaware Balanced Series (formerly Delaware Series), Small Cap Value Series, Trend Series, Global Bond Series, International Equity Series, Strategic Income Series, Devon Series, Emerging Markets Series, Convertible Securities Series, REIT Series, and Social Awareness Series (the "Underlying Series"). Each Underlying Series has its own investment objectives and certain attendant risks.


                          TAXATION OF THE CONTRACT, THE
                        VARIABLE ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the Contract, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the Contract or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its parent and affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                    SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Series shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Series shares is reflected on the records of the Underlying Series and is not represented by any transferable stock certificates.


EXPERTS. The financial statements of the Company as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, and the financial statements of Separate Account VA-K--Delaware Medallion of the Company as of December 31, 1998 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                  UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company, and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, was organized in 1969 as a wholly owned subsidiary of First Allmerica, and presently is indirectly wholly owned by First Allmerica.

The Contract offered by this Prospectus is offered continuously, and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity contracts. The Company pays commissions, not to exceed 7.0% of purchase payments, to entities which sell the Contract. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services. A Promotional Allowance of 1.0% is paid to Delaware Distributors, Inc. for administrative and support services with respect to the distribution of the Contract; however, Delaware Distributors, Inc. may direct the Company to pay a portion of said allowance to broker-dealers who provide support services directly.


No commissions were paid to Allmerica Investments, Inc. during 1996, 1997 and 1998 for sales of Contracts A3019-92, A3022-93 and A3025-96.


No commissions were paid for sales of Contract A3028-99 since it was not offered until ____________, 1999.

Commissions paid by the Company do not result in any charge to Owners or to the Variable Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus. The Company intends to recoup the commission and other sales expense through a combination of anticipated surrender, withdrawal and/or annuitization charges, profits from the Company's general account, including the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by the Company, and the profit, if any, from the mortality and expense risk charge.

                            ANNUITY BENEFIT PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:

(1) Accumulation Unit Value -- Previous Valuation Period ............................   $   1.135000

(2) Value of Assets -- Beginning of Valuation Period ................................   $  5,000,000


(3) Excess of Investment Income and Net Gains Over Capital Losses ...................   $      1,675

(4) Adjusted Gross Investment Rate for the Valuation Period (3) divided by (2) ......       0.000335

(5) Annual Charge (one-day equivalent of 1.40% per annum) ...........................       0.000039

(6) Net Investment Rate (4) - (5) ...................................................       0.000296

(7) Net Investment Factor 1.000000 + (6) ............................................       1.000296

(8) Accumulation Unit Value -- Current Period (1) x (7) .............................   $   1.135336

Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains by $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.134576.

The method for determining the amount of annuity benefit payments is described in detail under "Variable Annuity Benefit Payments" in the Prospectus.

ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity benefit payment may be illustrated by the following hypothetical example: Assume an Owner has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulated Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax or surrender charge, the first monthly payment would be 44.800 multiplied by $6.57, or $294.34.


Next, assume that the Annuity Unit Value for the assumed investment return of 3.0% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit Values will not be the same as Accumulation Unit Values because the former reflect the 3.0% assumed investment return used in the annuity rate calculations. When the Annuity
Unit Value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818.
The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity benefit payment is 1.000190. Multiplying this factor by .999919 (the one-day adjustment factor for the assumed investment return of 3.0% per annum) produces a factor of 1.000109. This then is multiplied by the Annuity Unit Value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit Value of $1.105121 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit Value, or
267.5818 times $1.105121, which produces a current monthly payment of $295.71.

                             PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the Prospectus under "PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other material information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contract and the characteristics of and market for such financial instruments. Total return data and supplemental total return information may be advertised based on the period of time that an Underlying Series and an underlying Sub-Account have been in existence, even if longer than the period of time that the Contract has been offered. The results for any period prior to a Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Contract.

TOTAL RETURN


"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specific period, reduced by the Sub-Account's asset charge and any applicable surrender charge which would be assessed upon complete withdrawal of the investment.


Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

             (n)
     P(1 + T)    = ERV

     Where:     P  =    a hypothetical initial payment to the Variable Account
                        of $1,000

                T  =    average annual total return

                n  =    number of years

              ERV  =    the ending redeemable value of the $1,000 payment at the
                        end of the specified  period


The calculation of Total Return includes the annual charges against the assets of the Sub-Account. This charge is 1.40% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period. The deduction of the surrender charge, if any, applicable at the end of the period is included in the calculation, according to the following schedule:


                COMPLETE YEARS FROM
                  DATE OF PAYMENT                       CHARGE
           ---------------------------------   -------------------------------


                        0-4                               8.5%
                        more than 4                       7.5%
                        more than 5                       6.5%
                        more than 6                       5.5%
                        more than 7                       3.5%
                        more than 8                       1.5%
                        more than 9                         0%


No surrender charge is deducted upon expiration of the periods specified above. In each calendar year, a certain amount (withdrawal without surrender charge amount, as described in the Prospectus) is not subject to the surrender charge.

The calculations of Total Return include the deduction of the $35 annual Contract fee.

SUPPLEMENTAL TOTAL RETURN INFORMATION

The Supplemental Total Return Information in this section refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period reduced by the Sub-Account's asset charges. It is assumed, however, that the investment is NOT withdrawn at the end of each period.

The quotations of Supplemental Total Return are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending values, according to the following formula:

             (n)
     P(1 + T)    = EV

     Where:     P  =    a hypothetical initial payment to the Variable Account
                        of $1,000

                T  =    average annual total return

                n  =    number of years

               EV  =    the ending value of the $1,000 payment at the end of the
                        specified period


The calculation of Supplemental Total Return reflects the 1.40% annual charge against the assets of the Sub-Accounts. The ending value assumes that the Contract is NOT surrendered at the end of the specified period, and therefore there is no adjustment for the surrender charge that would be applicable if the Contract was surrendered at the end of the period. The calculation of supplemental total return does not include the deduction of the $35 annual Contract fee.


YIELD AND EFFECTIVE YIELD - THE MONEY MARKET SUB-ACCOUNT


Set forth below is yield and effective yield information for the Money Market Sub-Account for the seven-day period ended December 31, 1998:



                        Yield                      3.50%
                        Effective Yield            3.57%



The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a charge reflecting the annual deduction for mortality and expense risk and the administrative charge, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, and then multiplying the return for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.


The Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

                                                        (365/7)
             Effective Yield = [(base period return + 1)       ] - 1

The calculations of yield and effective yield reflect the $35 annual Contract fee.

                              FINANCIAL STATEMENTS

Financial Statements are included for Allmerica Financial Life Insurance and Annuity Company and for its Separate Account VA-K.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Allmerica Financial Life Insurance and Annuity Company (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 2, 1999, except for paragraph 2 of Note 12, which is as of March 19, 1999

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                     1998      1997      1996
 -----------------------------------------------  -------   -------   -------
 REVENUES
     Premiums...................................  $   0.5   $  22.8   $  32.7
     Universal life and investment product
       policy fees..............................    267.4     212.2     176.2
     Net investment income......................    151.3     164.2     171.7
     Net realized investment gains (losses).....     20.0       2.9      (3.6)
     Other income...............................      0.6       1.4       0.9
                                                  -------   -------   -------
         Total revenues.........................    439.8     403.5     377.9
                                                  -------   -------   -------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses and loss
       adjustment expenses......................    153.9     187.8     192.6
     Policy acquisition expenses................     64.6       2.8      49.9
     Sales practice litigation..................     21.0     --        --
     Loss from cession of disability income
       business.................................    --         53.9     --
     Other operating expenses...................    104.1     101.3      86.6
                                                  -------   -------   -------
         Total benefits, losses and expenses....    343.6     345.8     329.1
                                                  -------   -------   -------
 Income before federal income taxes.............     96.2      57.7      48.8
                                                  -------   -------   -------
 FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current....................................     22.1      13.9      26.9
     Deferred...................................     11.8       7.1      (9.8)
                                                  -------   -------   -------
         Total federal income tax expense.......     33.9      21.0      17.1
                                                  -------   -------   -------
 Net income.....................................  $  62.3   $  36.7   $  31.7
                                                  -------   -------   -------
                                                  -------   -------   -------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

 DECEMBER 31,
 (IN MILLIONS)                                                1998         1997
 --------------------------------------------------------  ----------   ----------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
       $1,284.6 and $1,340.5)............................  $  1,330.4   $  1,402.5
     Equity securities at fair value (cost of $27.4 and
       $34.4)............................................        31.8         54.0
     Mortgage loans......................................       230.0        228.2
     Real estate.........................................        14.5         12.0
     Policy loans........................................       151.5        140.1
     Other long-term investments.........................         9.1         20.3
                                                           ----------   ----------
         Total investments...............................     1,767.3      1,857.1
                                                           ----------   ----------
   Cash and cash equivalents.............................       217.9         31.1
   Accrued investment income.............................        33.5         34.2
   Deferred policy acquisition costs.....................       950.5        765.3
   Reinsurance receivables on paid and unpaid losses,
     future policy benefits and unearned premiums........       308.0        251.1
   Other assets..........................................        46.9         10.7
   Separate account assets...............................    11,020.4      7,567.3
                                                           ----------   ----------
         Total assets....................................  $ 14,344.5   $ 10,516.8
                                                           ----------   ----------
                                                           ----------   ----------
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $  2,284.8   $  2,097.3
     Outstanding claims, losses and loss adjustment
       expenses..........................................        17.9         18.5
     Unearned premiums...................................         2.7          1.8
     Contractholder deposit funds and other policy
       liabilities.......................................        38.1         32.5
                                                           ----------   ----------
         Total policy liabilities and accruals...........     2,343.5      2,150.1
                                                           ----------   ----------
   Expenses and taxes payable............................       146.2         77.6
   Reinsurance premiums payable..........................        45.7          4.9
   Deferred federal income taxes.........................        78.8         75.9
   Separate account liabilities..........................    11,020.4      7,567.3
                                                           ----------   ----------
         Total liabilities...............................    13,634.6      9,875.8
                                                           ----------   ----------
   Commitments and contingencies (Note 12)
 SHAREHOLDER'S EQUITY
   Common stock, $1,000 par value, 10,000 shares
     authorized, 2,524 and 2,521 shares issued and
     outstanding.........................................         2.5          2.5
   Additional paid-in capital............................       407.9        386.9
   Accumulated other comprehensive income................        24.1         38.5
   Retained earnings.....................................       275.4        213.1
                                                           ----------   ----------
         Total shareholder's equity......................       709.9        641.0
                                                           ----------   ----------
         Total liabilities and shareholder's equity......  $ 14,344.5   $ 10,516.8
                                                           ----------   ----------
                                                           ----------   ----------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                      1998       1997       1996
 -----------------------------------------------  --------   --------   --------
 COMMON STOCK...................................  $    2.5   $    2.5   $    2.5
                                                  --------   --------   --------

 ADDITIONAL PAID-IN CAPITAL
     Balance at beginning of period.............     386.9      346.3      324.3
     Issuance of common stock...................      21.0       40.6       22.0
                                                  --------   --------   --------
     Balance at end of period...................     407.9      386.9      346.3
                                                  --------   --------   --------
 ACCUMULATED OTHER COMPREHENSIVE INCOME
     Net unrealized appreciation on investments:
     Balance at beginning of period.............      38.5       20.5       23.8
     Appreciation (depreciation) during the
       period:
         Net (depreciation) appreciation on
           available-for-sale securities........     (23.4)      27.0       (5.1)
         Benefit (provision) for deferred
           federal income taxes.................       9.0       (9.0)       1.8
                                                  --------   --------   --------
                                                     (14.4)      18.0       (3.3)
                                                  --------   --------   --------
     Balance at end of period...................      24.1       38.5       20.5
                                                  --------   --------   --------
 RETAINED EARNINGS
     Balance at beginning of period.............     213.1      176.4      144.7
     Net income.................................      62.3       36.7       31.7
                                                  --------   --------   --------
     Balance at end of period...................     275.4      213.1      176.4
                                                  --------   --------   --------
         Total shareholder's equity.............  $  709.9   $  641.0   $  545.7
                                                  --------   --------   --------
                                                  --------   --------   --------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                  1998      1997      1996
 --------------------------------------------  -------   -------   -------
 Net income..................................  $  62.3   $  36.7   $  31.7
 Other comprehensive income:
     Net (depreciation) appreciation on
       available-for-sale securities.........    (23.4)     27.0      (5.1)
     Benefit (provision) for deferred federal
       income taxes..........................      9.0      (9.0)      1.8
                                               -------   -------   -------
         Other comprehensive income..........    (14.4)     18.0      (3.3)
                                               -------   -------   -------
     Comprehensive income....................     47.9   $  54.7   $  28.4
                                               -------   -------   -------
                                               -------   -------   -------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                   1998       1997       1996
 --------------------------------------------  --------   --------   --------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................  $   62.3   $   36.7   $   31.7
     Adjustments to reconcile net income to
       net cash used in operating activities:
         Net realized gains..................     (20.0)      (2.9)       3.6
         Net amortization and depreciation...      (7.1)     --           3.5
         Sales practice litigation expense...      21.0
         Loss from cession of disability
           income business...................     --          53.9      --
         Deferred federal income taxes.......      11.8        7.1       (9.8)
         Payment related to cession of
           disability income business........     --        (207.0)     --
         Change in deferred acquisition
           costs.............................    (177.8)    (181.3)     (66.8)
         Change in reinsurance premiums
           payable...........................      40.8        3.9       (0.2)
         Change in accrued investment
           income............................       0.7        3.5        1.2
         Change in policy liabilities and
           accruals, net.....................     193.1      (72.4)     (39.9)
         Change in reinsurance receivable....     (56.9)      22.1       (1.5)
         Change in expenses and taxes
           payable...........................      55.4        0.2       32.3
         Separate account activity, net......      (0.5)       1.6        8.0
         Other, net..........................     (28.0)      (8.7)       2.3
                                               --------   --------   --------
             Net cash provided by (used in)
               operating activities..........      94.8     (343.3)     (35.6)
                                               --------   --------   --------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposals and maturities
       of available-for-sale fixed
       maturities............................     187.0      909.7      809.4
     Proceeds from disposals of equity
       securities............................      53.3        2.4        1.5
     Proceeds from disposals of other
       investments...........................      22.7       23.7       17.4
     Proceeds from mortgages matured or
       collected.............................      60.1       62.9       34.0
     Purchase of available-for-sale fixed
       maturities............................    (136.0)    (579.7)    (795.8)
     Purchase of equity securities...........     (30.6)      (3.2)     (13.2)
     Purchase of other investments...........     (22.7)      (9.0)     (13.9)
     Purchase of mortgages...................     (58.9)     (70.4)     (22.3)
     Other investing activities, net.........      (3.9)     --          (2.0)
                                               --------   --------   --------
         Net cash provided by investing
           activities........................      71.0      336.4       15.1
                                               --------   --------   --------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuance of stock and
       capital paid in.......................      21.0       19.2       22.0
                                               --------   --------   --------
         Net cash provided by financing
           activities........................      21.0       19.2       22.0
                                               --------   --------   --------
 Net change in cash and cash equivalents.....     186.8       12.3        1.5
 Cash and cash equivalents, beginning of
  period.....................................      31.1       18.8       17.3
                                               --------   --------   --------
 Cash and cash equivalents, end of period....  $  217.9   $   31.1   $   18.8
                                               --------   --------   --------
                                               --------   --------   --------
 SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid...........................  $    0.6   $  --      $    3.4
     Income taxes paid.......................  $   36.2   $    5.4   $   16.5

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly owned subsidiary of SMA Financial Corporation ("SMAFCO"), which is wholly owned by First Allmerica Financial Life Insurance Company ("FAFLIC"). FAFLIC is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

The consolidated financial statements of AFLIAC include the accounts of Somerset Square, Inc., a wholly-owned non-insurance company, which was transferred from SMAFCO effective November 30, 1997 and dissolved as a subsidiary, effective November 30, 1998. Its results of operations are included for 11 months of 1998 and for the month of December, 1997.

The Statutory stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115 ("Statement No. 115"), "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholder's equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company adopted to a plan to dispose of all real estate assets by the end of 1998. As of December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, real estate held by the Company and real estate joint ventures were written down to the estimated fair value less cost of disposal. Depreciation is not recorded on this asset while it is held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans are included in realized investment gains or losses.

C.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

D.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

E.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

F.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

G.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, disability income and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 3% to 6% for life insurance and 3 1/2% to 9 1/2% for annuities. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges.

Individual disability income benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made for reported claims and estimates of claims incurred but not reported for individual life and disability income policies. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Contractholder deposit funds and other policy liabilities include investment-related products and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

H.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and individual annuity products, excluding universal life and investment-related products, are considered revenue when due. Individual disability income insurance premiums are recognized as revenue over the related contract periods. The unexpired portion of these premiums is recorded as unearned premiums. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life and group variable universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

I.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life insurance company taxable income.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109). These differences result primarily from policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

J.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges; fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investment in foreign operations. This statement is effective for fiscal years beginning after June 15, 1999. The Company is currently assessing the impact of adoption of Statement No. 133.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter, the Company adopted SoP 98-1 effective January 1, 1998, resulting in an increase in pre-tax income of $9.8 million through December 31, 1998. The adoption of SoP 98-1 did not have a material effect on the results of operations or financial position for the three months ended March 31, 1998.

In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP 97-3"). SoP 97-3 provides guidance when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The Company believes that the adoption of this statement will not have a material effect on the results of operations or financial position.

In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. AFLIAC consists of one segment, Allmerica Financial Services, which underwrites and distributes variable annuities and variable universal life via retail channels.

In June 1997, the FASB also issued Statement No. 130, "Reporting Comprehensive Income" ("Statement No. 130"), which established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 130 for the first quarter of 1998, which resulted primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

2.  SIGNIFICANT TRANSACTIONS

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on the universal life and variable universal life blocks of business. The agreement does not have a material effect on the results of operations or financial position of the Company.

On April 14, 1997, the Company entered into an agreement in principle to cede substantially all of the Company's individual disability income line of business under a 100% coinsurance agreement with a highly rated reinsurer. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

During 1998, 1997 and 1996 , SMAFCO contributed $21.0 million, $40.6 million and $22.0 million, respectively, of additional paid-in capital to the Company. The nature of the 1997 contribution was $19.2 million in cash and $21.4 million in other assets including Somerset Square, Inc.

3.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with the provisions of Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                               1998
                                          ----------------------------------------------
                                                        GROSS        GROSS
DECEMBER 31,                              AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                             COST (1)      GAINS        LOSSES      VALUE
----------------------------------------  ---------   ----------   ----------   --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $     5.8     $ 0.8        $--        $    6.6
States and political subdivisions.......        2.7       0.2        --              2.9
Foreign governments.....................       48.8       1.6          1.5          48.9
Corporate fixed maturities..............    1,096.0      58.0         17.7       1,136.3
Mortgage-backed securities..............      131.3       5.8          1.4         135.7
                                          ---------     -----        -----      --------
Total fixed maturities..................  $ 1,284.6     $66.4        $20.6      $1,330.4
                                          ---------     -----        -----      --------
                                          ---------     -----        -----      --------
Equity securities.......................  $    27.4     $ 8.9        $ 4.5      $   31.8
                                          ---------     -----        -----      --------
                                          ---------     -----        -----      --------

                                                               1997
                                          ----------------------------------------------

                                                        GROSS        GROSS
DECEMBER 31,                              AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                             COST (1)      GAINS        LOSSES      VALUE
----------------------------------------  ---------   ----------   ----------   --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $     6.3     $ 0.5        $--        $    6.8
States and political subdivisions.......        2.8       0.2        --              3.0
Foreign governments.....................       50.1       2.0        --             52.1
Corporate fixed maturities..............    1,147.5      58.7          3.3       1,202.9
Mortgage-backed securities..............      133.8       5.2          1.3         137.7
                                          ---------     -----        -----      --------
Total fixed maturities..................  $ 1,340.5     $66.6        $ 4.6      $1,402.5
                                          ---------     -----        -----      --------
                                          ---------     -----        -----      --------
Equity securities.......................  $    34.4     $19.9        $ 0.3      $   54.0
                                          ---------     -----        -----      --------
                                          ---------     -----        -----      --------

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1998, the amortized cost and market value of these assets on deposit in New York were $268.5 million and $284.1 million, respectively. At December 31, 1997, the amortized cost and market value of assets on deposit were $276.8 million and $291.7 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $4.2 million were on deposit with various state and governmental authorities at December 31, 1998 and 1997.

There were no contractual fixed maturity investment commitments at December 31, 1998 and 1997, respectively.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                      1998
                                                              --------------------
DECEMBER 31,                                                  AMORTIZED     FAIR
(IN MILLIONS)                                                   COST       VALUE
------------------------------------------------------------  ---------   --------
Due in one year or less.....................................  $    97.7   $   98.9
Due after one year through five years.......................      269.1      278.3
Due after five years through ten years......................      638.2      658.5
Due after ten years.........................................      279.6      294.7
                                                              ---------   --------
Total.......................................................  $ 1,284.6   $1,330.4
                                                              ---------   --------
                                                              ---------   --------

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

FOR THE YEARS ENDED DECEMBER 31,                               PROCEEDS FROM    GROSS  GROSS
(IN MILLIONS)                                                 VOLUNTARY SALES   GAINS  LOSSES
------------------------------------------------------------  ---------------   -----  ------
1998
Fixed maturities............................................      $ 60.0        $ 2.0  $  2.0
Equity securities...........................................      $ 52.6        $17.5  $  0.9

1997
Fixed maturities............................................      $702.9        $11.4  $  5.0
Equity securities...........................................      $  1.3        $ 0.5  $ --

1996
Fixed maturities............................................      $496.6        $ 4.3  $  8.3
Equity securities...........................................      $  1.5        $ 0.4  $  0.1

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                              EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED       SECURITIES
(IN MILLIONS)                                                 MATURITIES   AND OTHER (1)    TOTAL
------------------------------------------------------------  ----------   -------------   -------
1998
Net appreciation, beginning of year.........................    $ 22.1        $ 16.4       $  38.5
                                                              ----------      ------       -------
Net depreciation on available-for-sale securities...........     (16.2)        (14.3)        (30.5)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................       7.1        --               7.1
Benefit from deferred federal income taxes..................       3.2           5.8           9.0
                                                              ----------      ------       -------
                                                                  (5.9)         (8.5)        (14.4)
                                                              ----------      ------       -------
Net appreciation, end of year...............................    $ 16.2        $  7.9       $  24.1
                                                              ----------      ------       -------
                                                              ----------      ------       -------

1997
Net appreciation, beginning of year.........................    $ 12.7        $  7.8       $  20.5
                                                              ----------      ------       -------
Net appreciation on available-for-sale securities...........      24.3          12.5          36.8
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................      (9.8)       --              (9.8)
Provision for deferred federal income taxes.................      (5.1)         (3.9)         (9.0)
                                                              ----------      ------       -------
                                                                   9.4           8.6          18.0
                                                              ----------      ------       -------
Net appreciation, end of year...............................    $ 22.1        $ 16.4       $  38.5
                                                              ----------      ------       -------
                                                              ----------      ------       -------

1996
Net appreciation, beginning of year.........................    $ 20.4        $  3.4       $  23.8
                                                              ----------      ------       -------
Net (depreciation) appreciation on available-for-sale
 securities.................................................     (20.8)          6.7         (14.1)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................       9.0        --               9.0
Benefit (provision) for deferred federal income taxes.......       4.1          (2.3)          1.8
                                                              ----------      ------       -------
                                                                  (7.7)          4.4          (3.3)
                                                              ----------      ------       -------
Net appreciation, end of year...............................    $ 12.7        $  7.8       $  20.5
                                                              ----------      ------       -------
                                                              ----------      ------       -------

(1) Includes net appreciation on other investments of $.9 million, $1.3 million, and $2.2 million in 1998, 1997, and 1996, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

AFLIAC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

DECEMBER 31,
(IN MILLIONS)                                                  1998      1997
------------------------------------------------------------  -------   -------
Mortgage loans..............................................  $ 230.0   $ 228.2
Real estate held for sale...................................     14.5      12.0
                                                              -------   -------
Total mortgage loans and real estate........................  $ 244.5   $ 240.2
                                                              -------   -------
                                                              -------   -------

Reserves for mortgage loans were $3.3 million and $9.4 million at December 31, 1998 and 1997, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. At December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, during 1997, real estate assets with a carrying amount of $15.7 million were written down to the estimated fair value less cost to sell of $12.0 million, and a net realized investment loss of $3.7 million was recognized. Depreciation was not recorded on these assets while they were held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1998 and 1997. During 1996, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $0.9 million.

There were no contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 1998. These commitments generally expire within one year.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                  1998    1997
------------------------------------------------------------  ------  ------
Property type:
  Office building...........................................  $129.2  $101.7
  Residential...............................................    18.9    19.3
  Retail....................................................    37.4    42.2
  Industrial/warehouse......................................    59.2    61.9
  Other.....................................................     3.1    24.5
  Valuation allowances......................................    (3.3)   (9.4)
                                                              ------  ------
Total.......................................................  $244.5  $240.2
                                                              ------  ------
                                                              ------  ------

DECEMBER 31,
(IN MILLIONS)                                                  1998    1997
------------------------------------------------------------  ------  ------
Geographic region:
  South Atlantic............................................  $ 55.5  $ 68.7
  Pacific...................................................    80.0    56.6
  East North Central........................................    41.4    61.4
  Middle Atlantic...........................................    22.5    29.8
  West South Central........................................     6.7     6.9
  New England...............................................    26.9    12.4
  Other.....................................................    14.8    13.8
  Valuation allowances......................................    (3.3)   (9.4)
                                                              ------  ------
Total.......................................................  $244.5  $240.2
                                                              ------  ------
                                                              ------  ------

At December 31, 1998, scheduled mortgage loan maturities were as follows: 1999 -- $24.8 million; 2000 -- $43.5 million; 2001 -- $6.6 million; 2002 -- $11.5 million; 2003 -- $0.6 million; and $143.0 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1998, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the balance sheet and changes thereto are shown below.

FOR THE YEARS ENDED DECEMBER 31,                              BALANCE AT                             BALANCE AT
(IN MILLIONS)                                                 JANUARY 1    PROVISIONS   WRITE-OFFS   DECEMBER 31
------------------------------------------------------------  ----------   ----------   ----------   -----------
1998
Mortgage loans..............................................    $ 9.4        $(4.5)        $1.6         $ 3.3
                                                                -----        -----          ---         -----
                                                                -----        -----          ---         -----
1997
Mortgage loans..............................................    $ 9.5        $ 1.1         $1.2         $ 9.4
Real estate.................................................      1.7          3.7          5.4         --
                                                                -----        -----          ---         -----
    Total...................................................    $11.2        $ 4.8         $6.6         $ 9.4
                                                                -----        -----          ---         -----
                                                                -----        -----          ---         -----
1996
Mortgage loans..............................................    $12.5        $ 4.5         $7.5         $ 9.5
Real estate.................................................      2.1        --             0.4           1.7
                                                                -----        -----          ---         -----
    Total...................................................    $14.6        $ 4.5         $7.9         $11.2
                                                                -----        -----          ---         -----
                                                                -----        -----          ---         -----

Provisions on mortgages during 1998 reflect the release of redundant reserves. Write-offs of $5.4 million to the investment valuation allowance related to real estate in 1997 primarily reflect write downs to the estimated fair value less cost to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $15.3 million and $20.6 million, with related reserves of $1.5 million and $7.1 million as of December 31, 1998 and 1997, respectively. All impaired loans were reserved as of December 31, 1998 and 1997.

The average carrying value of impaired loans was $17.0 million, $19.8 million and $26.3 million, with related interest income while such loans were impaired of $2.0 million, $2.2 million and $3.4 million as of December 31, 1998, 1997 and 1996, respectively.

D.  OTHER

At December 31, 1998, AFLIAC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Fixed maturities............................................  $107.7  $130.0  $137.2
Mortgage loans..............................................    25.5    20.4    22.0
Equity securities...........................................     0.3     1.3     0.7
Policy loans................................................    11.7    10.8    10.2
Real estate.................................................     3.3     3.9     6.2
Other long-term investments.................................     1.5     1.0     0.8
Short-term investments......................................     4.2     1.4     1.4
                                                              ------  ------  ------
Gross investment income.....................................   154.2   168.8   178.5
Less investment expenses....................................    (2.9)   (4.6)   (6.8)
                                                              ------  ------  ------
Net investment income.......................................  $151.3  $164.2  $171.7
                                                              ------  ------  ------
                                                              ------  ------  ------

There were no mortgage loans or fixed maturities on non-accrual status at December 31, 1998. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investment, had no impact in 1998 and 1997, and reduced net income by $0.1 million in 1996.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $12.6 million, $21.1 million and $25.4 million at December 31, 1998, 1997 and 1996, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $1.4 million, $1.9 million and $3.6 million in 1998, 1997, and 1996, respectively. Actual interest income on these loans included in net investment income aggregated $1.8 million, $2.1 million and $2.2 million in 1998, 1997, and 1996, respectively.

There were no fixed maturities or mortgage loans which, were non-income producing for the twelve months ended December 31, 1998.

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Fixed maturities............................................  $ (6.1) $  3.0  $ (3.3)
Mortgage loans..............................................     8.0    (1.1)   (3.2)
Equity securities...........................................    15.7     0.5     0.3
Real estate.................................................     2.4    (1.5)    2.5
Other.......................................................    --       2.0     0.1
                                                              ------  ------  ------
Net realized investment gains (losses)......................  $ 20.0  $  2.9  $ (3.6)
                                                              ------  ------  ------
                                                              ------  ------  ------

C.  OTHER COMPREHENSIVE INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized gains to the net balance shown in the Statement of Comprehensive income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998      1997      1996
------------------------------------------------------------  -------   -------   -------
Unrealized gains on securities:
Unrealized holding gains arising during period (net of taxes of $(5.6) million, $10.2 million and $(2.9) million in
 1998, 1997 and 1996 respectively)..........................  $  (8.2)  $  20.3   $  (5.3)
Less: reclassification adjustment for gains included in net
 income (net of taxes of $3.4 million, $1.2 million and
 $(1.0) million in 1998, 1997 and 1996 respectively)........      6.2       2.3      (2.0)
                                                              -------   -------   -------
Other comprehensive income..................................  $ (14.4)  $  18.0   $  (3.3)
                                                              -------   -------   -------
                                                              -------   -------   -------

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures about Fair Value of Financial Instruments" ("Statement No, 107"), requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans is limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the balance sheet approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under investment type contracts are estimated based on current surrender values.

The estimated fair values of the financial instruments were as follows:

                                                                      1998                    1997
                                                              ---------------------   ---------------------
DECEMBER 31,                                                  CARRYING      FAIR      CARRYING      FAIR
(IN MILLIONS)                                                   VALUE       VALUE       VALUE       VALUE
------------------------------------------------------------  ---------   ---------   ---------   ---------
FINANCIAL ASSETS
  Cash and cash equivalents.................................  $   217.9   $   217.9   $    31.1   $    31.1
  Fixed maturities..........................................    1,330.4     1,330.4     1,402.5     1,402.5
  Equity securities.........................................       31.8        31.8        54.0        54.0
  Mortgage loans............................................      230.0       241.9       228.2       239.8
  Policy loans..............................................      151.5       151.5       140.1       140.1
                                                              ---------   ---------   ---------   ---------
                                                              $ 1,961.6   $ 1,973.5   $ 1,855.9   $ 1,867.5
                                                              ---------   ---------   ---------   ---------
                                                              ---------   ---------   ---------   ---------
FINANCIAL LIABILITIES
  Individual fixed annuity contracts........................  $ 1,069.4   $ 1,034.6   $   876.0   $   850.6
  Supplemental contracts without life Contingencies.........       16.6        16.6        15.3        15.3
                                                              ---------   ---------   ---------   ---------
                                                              $ 1,086.0   $ 1,051.2   $   891.3   $   865.9
                                                              ---------   ---------   ---------   ---------
                                                              ---------   ---------   ---------   ---------

6.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of Statement No. 109. A summary of the federal income tax expense (benefit) in the statement of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                 1998   1997   1996
------------------------------------------------------------  -----  -----  -----
Federal income tax expense (benefit)
  Current...................................................  $22.1  $13.9  $26.9
  Deferred..................................................   11.8    7.1   (9.8)
                                                              -----  -----  -----
Total.......................................................  $33.9  $21.0  $17.1
                                                              -----  -----  -----
                                                              -----  -----  -----

The provision for federal income taxes does not materially differ from the amount of federal income tax determined by applying the appropriate U.S. statutory income tax rate to income before federal income taxes.

The deferred tax liabilities are comprised of the following:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
------------------------------------------------------------  --------   --------
Deferred tax (assets) liabilities
  Policy reserves...........................................  $ (205.1)  $ (175.8)
  Deferred acquisition costs................................     278.8      226.4
  Investments, net..........................................      12.5       27.0
  Sales practice litigation.................................      (7.4)     --
  Bad debt reserve..........................................      (0.4)      (2.0)
  Other, net................................................       0.4        0.3
                                                              --------   --------
Deferred tax liability, net.................................  $   78.8   $   75.9
                                                              --------   --------
                                                              --------   --------

Gross deferred income tax liabilities totaled $291.7 million and $253.7 million at December 31, 1998 and 1997, respectively. Gross deferred income tax assets totaled $212.9 million and $177.8 at December 31, 1998 and 1997, respectively.

The Company believes, based on its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the consolidated group's federal income tax returns through 1994. The Company has appealed certain adjustments proposed by the IRS with respect to the consolidated group's federal income tax returns for 1992, 1993, and 1994. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In the Company's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

7.  RELATED PARTY TRANSACTIONS

The Company has no employees of its own, but has agreements under which FAFLIC provides management, space and other services, including accounting, electronic data processing, human resources, legal and other staff functions. Charges for these services are based on full cost including all direct and indirect overhead costs, and amounted to $145.4 million and $124.1 million in 1998 and 1997. The net amounts payable to FAFLIC and affiliates for accrued expenses and various other liabilities and receivables were $16.4 million and $15.0 million at December 31, 1998 and 1997, respectively.

8.  DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance.

No dividends were declared by the Company during 1998, 1997 and 1996. During 1999, AFLIAC could pay dividends of $26.1 million to FAFLIC without prior approval.

9.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of Statement No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("Statement No. 113").

The Company reinsures 100% of its traditional individual life and certain blocks of its universal life business, substantially all of its disability income business, and effective January 1, 1998, the mortality risk on the variable universal life and remaining universal life blocks of business in-force at December 31, 1997.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

Amounts recoverable from reinsurers at December 31, 1998 and 1997 for the disability income business were $230.8 million and $216.1 million, respectively, traditional life were $11.4 million and $15.2 million, respectively, and universal and variable universal life were $65.8 million and $19.8 million, respectively.

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Insurance premiums:
  Direct....................................................  $ 45.5  $ 48.8  $ 53.3
  Assumed...................................................    --       2.6     3.1
  Ceded.....................................................   (45.0)  (28.6)  (23.7)
                                                              ------  ------  ------
Net premiums................................................  $  0.5  $ 22.8  $ 32.7
                                                              ------  ------  ------
                                                              ------  ------  ------

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Insurance and other individual policy benefits, claims,
 losses and loss adjustment expenses:
  Direct....................................................  $204.0  $226.0  $206.4
  Assumed...................................................    --       4.2     4.5
  Ceded.....................................................   (50.1)  (42.4)  (18.3)
                                                              ------  ------  ------
Net policy benefits, claims, losses and loss adjustment
 expenses...................................................  $153.9  $187.8  $192.6
                                                              ------  ------  ------
                                                              ------  ------  ------

10.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Balance at beginning of year................................  $765.3  $632.7  $555.7
  Acquisition expenses deferred.............................   242.4   184.2   116.6
  Amortized to expense during the year......................   (64.6)  (53.1)  (49.9)
  Adjustment to equity during the year......................     7.4   (10.2)   10.3
  Adjustment for cession of disability income insurance.....    --     (38.6)   --
  Adjustment for revision of universal life and variable
    universal life insurance mortality assumptions..........    --      50.3    --
                                                              ------  ------  ------
Balance at end of year......................................  $950.5  $765.3  $632.7
                                                              ------  ------  ------
                                                              ------  ------  ------

On October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.3 million recapitalization of deferred policy acquisition costs.

11.  LIABILITIES FOR INDIVIDUAL DISABILITY INCOME BENEFITS

The Company regularly updates its estimates of liabilities for future policy benefits and outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's disability income business was $233.3 million and $219.9 million at December 31, 1998 and 1997. Due to the reinsurance agreement whereby the Company has ceded substantially all of its disability income business to a highly rated reinsurer, the Company believes that no material adverse development of losses will occur. However, the amount of the liabilities could be revised in the near term if the estimates are revised.

12.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries including AFLIAC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, AFC and the plaintiffs entered into a settlement agreement, to which the court granted preliminary approval on December 4, 1998. A hearing was held on March 19, 1999 to consider final approval of the settlement agreement. A decision by the court is expected to be rendered in the near future. Accordingly, AFLIAC recognized a $21.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, if any, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion of, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

13.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Statutory net income........................................  $ (8.2) $ 31.5  $  5.4
Statutory shareholder's surplus.............................  $309.7  $307.1  $234.0

14.  EVENTS SUBSEQUENT TO DATE OF INDEPENDENT ACCOUNTANTS' REPORT (UNAUDITED)

AFC has made certain changes to its corporate structure effective July 1, 1999. These changes include the transfer of FAFLIC's ownership of Allmerica Property & Casualty Companies, Inc., as well as several non-insurance subsidiaries, from FAFLIC to AFC. In addition, certain changes affected AFLIAC. SMAFCO transferred its ownership in AFLIAC to FAFLIC. Hence, AFLIAC became a wholly owned subsidiary of FAFLIC. Further, four non-insurance subsidiaries previously held by SMAFCO were contributed to AFLIAC. Under an agreement with the Commonwealth of Massachusetts Insurance Commissioner ("the Commissioner"), AFC has contributed to FAFLIC capital of $125.0 million and agreed to maintain FAFLIC's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 would require the prior approval of the Commissioner. This transaction was approved by the Commissioner on May 24, 1999.

In 1998, the net income of the subsidiaries, which was reported in SMAFCO's results of operations, to be transferred to AFLIAC from SMAFCO pursuant to the aforementioned change in corporate structure was $18.8 million. As of December 31, 1998, the total assets and total shareholders' equity of these subsidiaries were $16.8 million and $9.2 million, respectively.

On May 19, 1999, the Federal District Court in Worcester, Massachusetts issued an order relating to the litigation mentioned in Note 12, above, certifying the class for settlement purposes and granting final approval of the settlement agreement.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Allmerica Financial Life Insurance and Annuity Company and the Contractowners of Separate Account VA-K -- Delaware Medallion of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account VA-K -- Delaware Medallion of Allmerica Financial Life Insurance and Annuity Company at December 31, 1998, the results of each of their operations and the changes in each of their net assets for each of the periods indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Allmerica Financial Life Insurance and Annuity Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with DGPF, provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 26, 1999

                  SEPARATE ACCOUNT VA-K -- DELAWARE MEDALLION
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1998

                                   DECATUR                        CAPITAL          CASH
                                TOTAL RETURN     DELCHESTER       RESERVES       RESERVE
                                -------------   -------------   ------------   ------------
ASSETS:
Investments in shares of
 Delaware Group Premium Fund,
 Inc..........................  $390,101,763    $ 112,763,316   $ 38,855,045   $ 39,192,612
Investment income
 receivable...................            --          282,396         52,545         46,889
Receivable from Allmerica
 Financial Life Insurance and
 Annuity Company (Sponsor)....            --               97            341             --
                                -------------   -------------   ------------   ------------
  Total assets................   390,101,763      113,045,809     38,907,931     39,239,501

LIABILITIES:
Payable to Allmerica Financial
 Life Insurance and Annuity
 Company (Sponsor)............           454               --             --             90
                                -------------   -------------   ------------   ------------
  Net assets..................  $390,101,309    $ 113,045,809   $ 38,907,931   $ 39,239,411
                                -------------   -------------   ------------   ------------
                                -------------   -------------   ------------   ------------

Net asset distribution by
 category:
  Qualified variable annuity
    contracts.................  $ 89,710,419    $  26,532,126   $  9,294,638   $  9,487,361
  Non-qualified variable
    annuity contracts.........   300,390,890       86,513,683     29,613,293     29,752,050
                                -------------   -------------   ------------   ------------
                                $390,101,309    $ 113,045,809   $ 38,907,931   $ 39,239,411
                                -------------   -------------   ------------   ------------
                                -------------   -------------   ------------   ------------
Qualified units outstanding,
 December 31, 1998............    33,577,287       16,588,644      6,704,642      7,858,154
Net asset value per qualified
 unit, December 31, 1998......  $   2.671759    $    1.599415   $   1.386299   $   1.207327
Non-qualified units
 outstanding, December 31,
 1998.........................   112,431,881       54,090,764     21,361,386     24,642,982
Net asset value per
 non-qualified unit, December
 31, 1998.....................  $   2.671759    $    1.599415   $   1.386299   $   1.207327

                                                                INTERNATIONAL     SMALL CAP
                                   DELCAP         DELAWARE         EQUITY          VALUE*
                                -------------   -------------   -------------   -------------
ASSETS:
Investments in shares of
 Delaware Group Premium Fund,
 Inc..........................  $ 125,403,183   $ 191,775,670    $91,113,904    $  99,559,239
Investment income
 receivable...................             --              --             --               --
Receivable from Allmerica
 Financial Life Insurance and
 Annuity Company (Sponsor)....             --              --             --               --
                                -------------   -------------   -------------   -------------
  Total assets................    125,403,183     191,775,670     91,113,904       99,559,239
LIABILITIES:
Payable to Allmerica Financial
 Life Insurance and Annuity
 Company (Sponsor)............             --           2,178             23                1
                                -------------   -------------   -------------   -------------
  Net assets..................  $ 125,403,183   $ 191,773,492    $91,113,881    $  99,559,238
                                -------------   -------------   -------------   -------------
                                -------------   -------------   -------------   -------------
Net asset distribution by
 category:
  Qualified variable annuity
    contracts.................  $  31,051,080   $  44,642,292    $21,740,535    $  24,105,731
  Non-qualified variable
    annuity contracts.........     94,352,103     147,131,200     69,373,346       75,453,507
                                -------------   -------------   -------------   -------------
                                $ 125,403,183   $ 191,773,492    $91,113,881    $  99,559,238
                                -------------   -------------   -------------   -------------
                                -------------   -------------   -------------   -------------
Qualified units outstanding,
 December 31, 1998............     14,473,673      18,939,346     12,339,690       13,349,887
Net asset value per qualified
 unit, December 31, 1998......  $    2.145349   $    2.357119    $  1.761838    $    1.805688
Non-qualified units
 outstanding, December 31,
 1998.........................     43,979,838      62,419,928     39,375,554       41,786,571
Net asset value per
 non-qualified unit, December
 31, 1998.....................  $    2.145349   $    2.357119    $  1.761838    $    1.805688

* Name changed. See Note 1.

   The accompanying notes are an integral part of these financial statements.

                  SEPARATE ACCOUNT VA-K -- DELAWARE MEDALLION
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1998

                                                 GLOBAL       STRATEGIC
                                   TREND          BOND          INCOME         DEVON
                                ------------   -----------   ------------   ------------
ASSETS:
Investments in shares of
 Delaware Group Premium Fund,
 Inc..........................  $ 74,458,922   $ 5,847,347   $ 18,661,498   $ 65,866,874
Investment income
 receivable...................            --            --             --             --
Receivable from Allmerica
 Financial Life Insurance and
 Annuity Company
 (Sponsor)....................            --            --             --             --
                                ------------   -----------   ------------   ------------
  Total assets................    74,458,922     5,847,347     18,661,498     65,866,874

LIABILITIES:
Payable to Allmerica Financial
 Life Insurance and Annuity
 Company (Sponsor)............            --            --             --             --
                                ------------   -----------   ------------   ------------
  Net assets..................  $ 74,458,922   $ 5,847,347   $ 18,661,498   $ 65,866,874
                                ------------   -----------   ------------   ------------
                                ------------   -----------   ------------   ------------

Net asset distribution by
 category:
  Qualified variable annuity
    contracts.................  $ 19,692,515   $ 1,412,566   $  4,700,913   $ 16,554,763
  Non-qualified variable
    annuity contracts.........    54,766,407     4,434,781     13,960,585     49,312,111
                                ------------   -----------   ------------   ------------
                                $ 74,458,922   $ 5,847,347   $ 18,661,498   $ 65,866,874
                                ------------   -----------   ------------   ------------
                                ------------   -----------   ------------   ------------
Qualified units outstanding,
 December 31, 1998............     9,672,206     1,205,751      4,414,484     10,729,655
Net asset value per qualified
 unit, December 31, 1998......  $   2.035990   $  1.171524   $   1.064884   $   1.542898
Non-qualified units
 outstanding, December 31,
 1998.........................    26,899,153     3,785,479     13,109,958     31,960,708
Net asset value per
 non-qualified unit, December
 31, 1998.....................  $   2.035990   $  1.171524   $   1.064884   $   1.542898

                                 EMERGING     CONVERTIBLE      SOCIAL
                                  MARKETS     SECURITIES     AWARENESS*       REIT
                                -----------   -----------   ------------   -----------
ASSETS:
Investments in shares of
 Delaware Group Premium Fund,
 Inc..........................  $ 3,902,748   $5,401,350    $ 25,808,445   $ 1,112,819
Investment income
 receivable...................           --           --              --            --
Receivable from Allmerica
 Financial Life Insurance and
 Annuity Company
 (Sponsor)....................           --           --              --            --
                                -----------   -----------   ------------   -----------
  Total assets................    3,902,748    5,401,350      25,808,445     1,112,819
LIABILITIES:
Payable to Allmerica Financial
 Life Insurance and Annuity
 Company (Sponsor)............           --           --              --            --
                                -----------   -----------   ------------   -----------
  Net assets..................  $ 3,902,748   $5,401,350    $ 25,808,445   $ 1,112,819
                                -----------   -----------   ------------   -----------
                                -----------   -----------   ------------   -----------
Net asset distribution by
 category:
  Qualified variable annuity
    contracts.................  $   956,328   $  973,542    $  9,161,463   $    93,973
  Non-qualified variable
    annuity contracts.........    2,946,420    4,427,808      16,646,982     1,018,846
                                -----------   -----------   ------------   -----------
                                $ 3,902,748   $5,401,350    $ 25,808,445   $ 1,112,819
                                -----------   -----------   ------------   -----------
                                -----------   -----------   ------------   -----------
Qualified units outstanding,
 December 31, 1998............    1,632,531      863,921       6,325,287       104,315
Net asset value per qualified
 unit, December 31, 1998......  $  0.585795   $ 1.126888    $   1.448387   $  0.900857
Non-qualified units
 outstanding, December 31,
 1998.........................    5,029,779    3,929,236      11,493,463     1,130,975
Net asset value per
 non-qualified unit, December
 31, 1998.....................  $  0.585795   $ 1.126888    $   1.448387   $  0.900857

* Name changed. See Note 1.

   The accompanying notes are an integral part of these financial statements.

                  SEPARATE ACCOUNT VA-K -- DELAWARE MEDALLION
               STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                   DECATUR TOTAL RETURN            DELCHESTER
                                --------------------------  -------------------------
                                 YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,
                                    1998          1997          1998         1997
                                ------------  ------------  ------------  -----------
INVESTMENT INCOME (LOSS):
  Dividends...................  $  5,947,723  $  4,158,362  $ 10,589,289  $ 6,944,014
  Mortality and expense risk
    fees......................    (4,206,651)   (2,451,690)   (1,343,864)    (941,250)
  Administrative expense
    fees......................      (519,923)     (303,018)     (166,095)    (116,334)
                                ------------  ------------  ------------  -----------
    Net investment income
      (loss)..................     1,221,149     1,403,654     9,079,330    5,886,430
                                ------------  ------------  ------------  -----------

REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors...    15,814,352    11,082,819        30,256           --
  Net realized gain (loss)
    from sales of
    investments...............     5,856,290     1,824,726      (290,382)     188,009
                                ------------  ------------  ------------  -----------
  Net realized gain (loss)....    21,670,642    12,907,545      (260,126)     188,009
  Net unrealized gain
    (loss)....................     6,856,148    33,563,598   (12,862,981)   2,650,381
                                ------------  ------------  ------------  -----------
    Net realized and
      unrealized gain
      (loss)..................    28,526,790    46,471,143   (13,123,107)   2,838,390
                                ------------  ------------  ------------  -----------

  Net increase (decrease) in
    net assets from
    operations................    29,747,939    47,874,797    (4,043,777)   8,724,820
                                ------------  ------------  ------------  -----------

CONTRACT TRANSACTIONS:
  Net purchase payments.......   100,763,563    87,651,571    30,566,475   22,061,325
  Withdrawals.................   (19,418,404)   (9,728,446)   (7,054,162)  (4,437,910)
  Contract benefits...........    (7,579,190)   (4,712,412)   (2,098,590)  (1,898,693)
  Contract charges............       (64,275)      (37,674)      (22,198)     (16,574)
  Transfers between
    sub-accounts (including
    fixed account), net.......    (1,623,886)   26,190,929    (1,325,228)   7,005,426
  Other transfers from (to)
    the General Account.......    12,093,225     4,686,870     3,291,412      731,002
  Net increase (decrease) in
    investment by Sponsor.....            --            --            --           --
                                ------------  ------------  ------------  -----------
  Net increase (decrease) in
    net assets from contract
    transactions..............    84,171,033   104,050,838    23,357,709   23,444,576
                                ------------  ------------  ------------  -----------

  Net increase (decrease) in
    net assets................   113,918,972   151,925,635    19,313,932   32,169,396

NET ASSETS:
  Beginning of year...........   276,182,337   124,256,702    93,731,877   61,562,481
                                ------------  ------------  ------------  -----------
  End of year.................  $390,101,309  $276,182,337  $113,045,809  $93,731,877
                                ------------  ------------  ------------  -----------
                                ------------  ------------  ------------  -----------

                                    CAPITAL RESERVES            CASH RESERVE
                                ------------------------  ------------------------

                                YEAR ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,
                                   1998         1997         1998         1997
                                -----------  -----------  -----------  -----------
INVESTMENT INCOME (LOSS):
  Dividends...................  $ 1,816,567  $ 1,599,356  $ 1,953,400  $ 1,361,016
  Mortality and expense risk
    fees......................     (402,577)    (313,520)    (489,923)    (338,306)
  Administrative expense
    fees......................      (49,757)     (38,749)     (60,552)     (41,814)
                                -----------  -----------  -----------  -----------
    Net investment income
      (loss)..................    1,364,233    1,247,087    1,402,925      980,896
                                -----------  -----------  -----------  -----------
REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors...           --           --           --           --
  Net realized gain (loss)
    from sales of
    investments...............      (27,161)    (133,028)          --           --
                                -----------  -----------  -----------  -----------
  Net realized gain (loss)....      (27,161)    (133,028)          --           --
  Net unrealized gain
    (loss)....................      317,186      395,201           --           --
                                -----------  -----------  -----------  -----------
    Net realized and
      unrealized gain
      (loss)..................      290,025      262,173           --           --
                                -----------  -----------  -----------  -----------
  Net increase (decrease) in
    net assets from
    operations................    1,654,258    1,509,260    1,402,925      980,896
                                -----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
  Net purchase payments.......   11,052,806    7,031,746   23,203,992   86,330,576
  Withdrawals.................   (2,372,737)  (1,899,348)  (5,207,009)  (2,909,292)
  Contract benefits...........   (1,105,861)    (581,015)  (1,120,184)    (908,414)
  Contract charges............       (5,462)      (4,926)      (4,317)      (3,195)
  Transfers between
    sub-accounts (including
    fixed account), net.......    1,861,393   (4,682,310)  (4,113,162) (79,926,396)
  Other transfers from (to)
    the General Account.......    1,181,979      174,185   (2,900,560)     225,151
  Net increase (decrease) in
    investment by Sponsor.....           --           --           --           --
                                -----------  -----------  -----------  -----------
  Net increase (decrease) in
    net assets from contract
    transactions..............   10,612,118       38,332    9,858,760    2,808,430
                                -----------  -----------  -----------  -----------
  Net increase (decrease) in
    net assets................   12,266,376    1,547,592   11,261,685    3,789,326
NET ASSETS:
  Beginning of year...........   26,641,555   25,093,963   27,977,726   24,188,400
                                -----------  -----------  -----------  -----------
  End of year.................  $38,907,931  $26,641,555  $39,239,411  $27,977,726
                                -----------  -----------  -----------  -----------
                                -----------  -----------  -----------  -----------

   The accompanying notes are an integral part of these financial statements.

                   SEPARATE ACCOUNT VA-K-- DELAWARE MEDALLION
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                           DELCAP                       DELAWARE
                                 ---------------------------   ---------------------------
                                   YEAR ENDED DECEMBER 31,       YEAR ENDED DECEMBER 31,
                                     1998           1997           1998           1997
                                 ------------   ------------   ------------   ------------
INVESTMENT INCOME (LOSS):
  Dividends...................   $         --   $         --   $  3,016,872   $  2,301,238
  Mortality and expense risk
    fees......................     (1,338,960)    (1,100,795)    (1,892,131)    (1,116,089)
  Administrative expense
    fees......................       (165,489)      (136,053)      (233,859)      (137,944)
                                 ------------   ------------   ------------   ------------
    Net investment income
      (loss)..................     (1,504,449)    (1,236,848)       890,882      1,047,205
                                 ------------   ------------   ------------   ------------

REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors...      9,365,438      4,097,064     12,120,158      4,313,867
  Net realized gain (loss)
    from sales of
    investments...............      2,271,184        853,448        390,434        766,387
                                 ------------   ------------   ------------   ------------
  Net realized gain (loss)....     11,636,622      4,950,512     12,510,592      5,080,254
  Net unrealized gain
    (loss)....................      7,674,824      7,541,834     11,816,010     14,032,322
                                 ------------   ------------   ------------   ------------
    Net realized and
      unrealized gain
      (loss)..................     19,311,446     12,492,346     24,326,602     19,112,576
                                 ------------   ------------   ------------   ------------

  Net increase (decrease) in
    net assets from
    operations................     17,806,997     11,255,498     25,217,484     20,159,781
                                 ------------   ------------   ------------   ------------

CONTRACT TRANSACTIONS:
  Net purchase payments.......     16,930,008     20,251,239     40,643,905     28,079,177
  Withdrawals.................     (7,564,963)    (5,335,134)    (7,987,124)    (5,567,318)
  Contract benefits...........     (2,178,722)    (1,474,199)    (3,847,322)    (1,498,054)
  Contract charges............        (31,390)       (27,531)       (28,390)       (20,423)
  Transfers between
    sub-accounts (including
    fixed account), net.......     (5,338,420)     6,906,205     10,706,018      9,462,965
  Other transfers from (to)
    the General Account.......      1,365,104        659,602      8,669,227      1,749,505
  Net increase (decrease) in
    investment by Sponsor.....             --             --             --             --
                                 ------------   ------------   ------------   ------------
  Net increase (decrease) in
    net assets from contract
    transactions..............      3,181,617     20,980,182     48,156,314     32,205,852
                                 ------------   ------------   ------------   ------------

  Net increase (decrease) in
    net assets................     20,988,614     32,235,680     73,373,798     52,365,633

NET ASSETS:
  Beginning of year...........    104,414,569     72,178,889    118,399,694     66,034,061
                                 ------------   ------------   ------------   ------------
  End of year.................   $125,403,183   $104,414,569   $191,773,492   $118,399,694
                                 ------------   ------------   ------------   ------------
                                 ------------   ------------   ------------   ------------

                                   INTERNATIONAL EQUITY          SMALL CAP VALUE*
                                 -------------------------   -------------------------

                                  YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,
                                    1998          1997          1998          1997
                                 -----------   -----------   -----------   -----------
INVESTMENT INCOME (LOSS):
  Dividends...................   $ 3,000,231   $ 1,809,863   $   631,521   $   193,121
  Mortality and expense risk
    fees......................    (1,069,113)     (838,686)   (1,147,575)     (619,623)
  Administrative expense
    fees......................      (132,138)     (103,658)     (141,836)      (76,582)
                                 -----------   -----------   -----------   -----------
    Net investment income
      (loss)..................     1,798,980       867,519      (657,890)     (503,084)
                                 -----------   -----------   -----------   -----------
REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors...            --            --     2,315,576     1,632,754
  Net realized gain (loss)
    from sales of
    investments...............     3,509,062     1,086,958       649,106       440,827
                                 -----------   -----------   -----------   -----------
  Net realized gain (loss)....     3,509,062     1,086,958     2,964,682     2,073,581
  Net unrealized gain
    (loss)....................     1,253,698      (207,547)   (9,004,444)   11,414,705
                                 -----------   -----------   -----------   -----------
    Net realized and
      unrealized gain
      (loss)..................     4,762,760       879,411    (6,039,762)   13,488,286
                                 -----------   -----------   -----------   -----------
  Net increase (decrease) in
    net assets from
    operations................     6,561,740     1,746,930    (6,697,652)   12,985,202
                                 -----------   -----------   -----------   -----------
CONTRACT TRANSACTIONS:
  Net purchase payments.......    15,238,339    26,179,348    31,957,489    33,479,580
  Withdrawals.................    (4,962,570)   (2,928,122)   (4,167,414)   (1,838,474)
  Contract benefits...........    (1,710,191)   (1,217,294)   (1,946,353)     (989,577)
  Contract charges............       (21,915)      (16,834)      (19,890)       (9,374)
  Transfers between
    sub-accounts (including
    fixed account), net.......    (5,233,280)    6,225,132    (6,544,055)   14,983,535
  Other transfers from (to)
    the General Account.......     2,196,776     1,479,683     3,760,321     1,534,160
  Net increase (decrease) in
    investment by Sponsor.....            --            --            --            --
                                 -----------   -----------   -----------   -----------
  Net increase (decrease) in
    net assets from contract
    transactions..............     5,507,159    29,721,913    23,040,098    47,159,850
                                 -----------   -----------   -----------   -----------
  Net increase (decrease) in
    net assets................    12,068,899    31,468,843    16,342,446    60,145,052
NET ASSETS:
  Beginning of year...........    79,044,982    47,576,139    83,216,792    23,071,740
                                 -----------   -----------   -----------   -----------
  End of year.................   $91,113,881   $79,044,982   $99,559,238   $83,216,792
                                 -----------   -----------   -----------   -----------
                                 -----------   -----------   -----------   -----------

* Name changed. See Note 1.

   The accompanying notes are an integral part of these financial statements.

                   SEPARATE ACCOUNT VA-K-- DELAWARE MEDALLION
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                            TREND                       GLOBAL BOND
                                 ----------------------------    --------------------------
                                   YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                     1998            1997           1998           1997
                                 ------------    ------------    -----------    -----------
INVESTMENT INCOME (LOSS):
  Dividends...................   $     67,852    $    118,730    $   280,141    $   107,550
  Mortality and expense risk
    fees......................       (800,140)       (550,964)       (62,590)       (33,939)
  Administrative expense
    fees......................        (98,893)        (68,097)        (7,735)        (4,194)
                                 ------------    ------------    -----------    -----------
    Net investment income
      (loss)..................       (831,181)       (500,331)       209,816         69,417
                                 ------------    ------------    -----------    -----------

REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors...      1,160,263         427,430          4,261          8,738
  Net realized gain (loss)
    from sales of
    investments...............      7,559,688         461,748        (11,687)        (4,984)
                                 ------------    ------------    -----------    -----------
  Net realized gain (loss)....      8,719,951         889,178         (7,426)         3,754
  Net unrealized gain
    (loss)....................      1,728,900       7,695,169        109,623        (41,472)
                                 ------------    ------------    -----------    -----------
    Net realized and
      unrealized gain
      (loss)..................     10,448,851       8,584,347        102,197        (37,718)
                                 ------------    ------------    -----------    -----------

  Net increase (decrease) in
    net assets from
    operations................      9,617,670       8,084,016        312,013         31,699
                                 ------------    ------------    -----------    -----------

CONTRACT TRANSACTIONS:
  Net purchase payments.......     14,280,685      15,952,787      1,339,335      2,726,329
  Withdrawals.................     (3,358,771)     (1,693,912)      (328,238)      (158,288)
  Contract benefits...........     (2,913,025)       (706,139)      (187,197)       (30,780)
  Contract charges............        (18,361)        (12,875)          (996)          (244)
  Transfers between
    sub-accounts (including
    fixed account), net.......     (3,939,068)      4,388,860        213,652        658,755
  Other transfers from (to)
    the General Account.......      1,620,358         884,943        147,228        143,023
  Net increase (decrease) in
    investment by Sponsor.....             --              --             --             --
                                 ------------    ------------    -----------    -----------
  Net increase (decrease) in
    net assets from contract
    transactions..............      5,671,818      18,813,664      1,183,784      3,338,795
                                 ------------    ------------    -----------    -----------

  Net increase (decrease) in
    net assets................     15,289,488      26,897,680      1,495,797      3,370,494

NET ASSETS:
  Beginning of year...........     59,169,434      32,271,754      4,351,550        981,056
                                 ------------    ------------    -----------    -----------
  End of year.................   $ 74,458,922    $ 59,169,434    $ 5,847,347    $ 4,351,550
                                 ------------    ------------    -----------    -----------
                                 ------------    ------------    -----------    -----------


                                           STRATEGIC INCOME                             DEVON
                                 ------------------------------------    ------------------------------------
                                  YEAR ENDED         PERIOD FROM          YEAR ENDED         PERIOD FROM
                                   12/31/98      5/1/97** TO 12/31/97      12/31/98      5/1/97** TO 12/31/97
                                 ------------    --------------------    ------------    --------------------
INVESTMENT INCOME (LOSS):
  Dividends...................   $   167,734          $       --         $   108,978          $        --
  Mortality and expense risk
    fees......................      (165,619)            (18,875)           (436,806)             (49,913)
  Administrative expense
    fees......................       (20,470)             (2,333)            (53,988)              (6,169)
                                 ------------        -----------         ------------    --------------------
    Net investment income
      (loss)..................       (18,355)            (21,208)           (381,816)             (56,082)
                                 ------------        -----------         ------------    --------------------
REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors...        15,531                  --             279,256                   --
  Net realized gain (loss)
    from sales of
    investments...............       (22,570)             14,572              (2,282)              21,536
                                 ------------        -----------         ------------    --------------------
  Net realized gain (loss)....        (7,039)             14,572             276,974               21,536
  Net unrealized gain
    (loss)....................        62,975              69,661           8,087,869            1,105,203
                                 ------------        -----------         ------------    --------------------
    Net realized and
      unrealized gain
      (loss)..................        55,936              84,233           8,364,843            1,126,739
                                 ------------        -----------         ------------    --------------------
  Net increase (decrease) in
    net assets from
    operations................        37,581              63,025           7,983,027            1,070,657
                                 ------------        -----------         ------------    --------------------
CONTRACT TRANSACTIONS:
  Net purchase payments.......    13,508,105           4,823,077          29,931,090            8,738,532
  Withdrawals.................      (425,805)            (27,107)         (1,495,920)            (133,441)
  Contract benefits...........      (157,849)            (16,144)         (1,644,148)             (56,370)
  Contract charges............        (1,073)                (20)             (5,604)                (359)
  Transfers between
    sub-accounts (including
    fixed account), net.......    (1,929,736)            646,233          12,164,583            4,527,356
  Other transfers from (to)
    the General Account.......     1,968,136             173,076           4,322,548              464,927
  Net increase (decrease) in
    investment by Sponsor.....            --                  (1)                 --                   (4)
                                 ------------        -----------         ------------    --------------------
  Net increase (decrease) in
    net assets from contract
    transactions..............    12,961,778           5,599,114          43,272,549           13,540,641
                                 ------------        -----------         ------------    --------------------
  Net increase (decrease) in
    net assets................    12,999,359           5,662,139          51,255,576           14,611,298
NET ASSETS:
  Beginning of year...........     5,662,139                  --          14,611,298                   --
                                 ------------        -----------         ------------    --------------------
  End of year.................   $18,661,498          $5,662,139         $65,866,874          $14,611,298
                                 ------------        -----------         ------------    --------------------
                                 ------------        -----------         ------------    --------------------

** Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                   SEPARATE ACCOUNT VA-K-- DELAWARE MEDALLION
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                           EMERGING MARKETS                     CONVERTIBLE SECURITIES
                                 ------------------------------------    ------------------------------------
                                  YEAR ENDED         PERIOD FROM          YEAR ENDED         PERIOD FROM
                                   12/31/98      5/1/97** TO 12/31/97      12/31/98      5/1/97** TO 12/31/97
                                 ------------    --------------------    ------------    --------------------
INVESTMENT INCOME (LOSS):
  Dividends...................   $    13,001          $       --         $    45,589          $        --
  Mortality and expense risk
    fees......................       (50,677)            (19,357)            (44,044)              (4,720)
  Administrative expense
    fees......................        (6,263)             (2,393)             (5,444)                (583)
                                 ------------        -----------         ------------         -----------
    Net investment income
      (loss)..................       (43,939)            (21,750)             (3,899)              (5,303)
                                 ------------        -----------         ------------         -----------

REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors...        95,341                  --              10,463                   --
  Net realized gain (loss)
    from sales of
    investments...............      (352,401)            (35,769)           (130,714)               4,255
                                 ------------        -----------         ------------         -----------
  Net realized gain (loss)....      (257,060)            (35,769)           (120,251)               4,255
  Net unrealized gain
    (loss)....................    (1,411,656)           (605,410)            (80,974)              46,234
                                 ------------        -----------         ------------         -----------
    Net realized and
      unrealized gain
      (loss)..................    (1,668,716)           (641,179)           (201,225)              50,489
                                 ------------        -----------         ------------         -----------

  Net increase (decrease) in
    net assets from
    operations................    (1,712,655)           (662,929)           (205,124)              45,186
                                 ------------        -----------         ------------         -----------

CONTRACT TRANSACTIONS:
  Net purchase payments.......     1,805,607           3,262,385           2,676,237            1,264,048
  Withdrawals.................      (110,356)            (24,233)           (358,490)             (20,946)
  Contract benefits...........       (35,621)             (3,857)             (1,927)                  --
  Contract charges............          (756)                (71)               (381)                  (3)
  Transfers between
    sub-accounts (including
    fixed account), net.......      (380,176)          1,373,992           1,111,771              190,800
  Other transfers from (to)
    the General Account.......       338,220              53,199             686,411               13,772
  Net increase (decrease) in
    investment by Sponsor.....            --                  (1)                 --                   (4)
                                 ------------        -----------         ------------         -----------
  Net increase (decrease) in
    net assets from contract
    transactions..............     1,616,918           4,661,414           4,113,621            1,447,667
                                 ------------        -----------         ------------         -----------

  Net increase (decrease) in
    net assets................       (95,737)          3,998,485           3,908,497            1,492,853

NET ASSETS:
  Beginning of year...........     3,998,485                  --           1,492,853                   --
                                 ------------        -----------         ------------         -----------
  End of year.................   $ 3,902,748          $3,998,485         $ 5,401,350          $ 1,492,853
                                 ------------        -----------         ------------         -----------
                                 ------------        -----------         ------------         -----------

                                          SOCIAL AWARENESS*                      REIT
                                 ------------------------------------    --------------------
                                  YEAR ENDED         PERIOD FROM             PERIOD FROM
                                   12/31/98      5/1/97** TO 12/31/97    5/1/98** TO 12/31/98
                                 ------------    --------------------    --------------------
INVESTMENT INCOME (LOSS):
  Dividends...................   $    25,765          $       --              $       --
  Mortality and expense risk
    fees......................      (179,472)            (18,885)                 (4,198)
  Administrative expense
    fees......................       (22,182)             (2,334)                   (519)
                                 ------------        -----------             -----------
    Net investment income
      (loss)..................      (175,889)            (21,219)                 (4,717)
                                 ------------        -----------             -----------
REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors...        95,332                  --                      --
  Net realized gain (loss)
    from sales of
    investments...............        (6,208)               (157)                 (3,467)
                                 ------------        -----------             -----------
  Net realized gain (loss)....        89,124                (157)                 (3,467)
  Net unrealized gain
    (loss)....................     2,159,220             357,646                  (7,197)
                                 ------------        -----------             -----------
    Net realized and
      unrealized gain
      (loss)..................     2,248,344             357,489                 (10,664)
                                 ------------        -----------             -----------
  Net increase (decrease) in
    net assets from
    operations................     2,072,455             336,270                 (15,381)
                                 ------------        -----------             -----------
CONTRACT TRANSACTIONS:
  Net purchase payments.......    11,110,820           4,358,237                 861,911
  Withdrawals.................      (507,801)            (56,777)                 (1,289)
  Contract benefits...........      (258,555)                 --                      --
  Contract charges............        (1,830)                (47)                    (40)
  Transfers between
    sub-accounts (including
    fixed account), net.......     4,677,106             893,629                 214,472
  Other transfers from (to)
    the General Account.......     2,972,908             212,035                  53,146
  Net increase (decrease) in
    investment by Sponsor.....            --                  (5)                     --
                                 ------------        -----------             -----------
  Net increase (decrease) in
    net assets from contract
    transactions..............    17,992,648           5,407,072               1,128,200
                                 ------------        -----------             -----------
  Net increase (decrease) in
    net assets................    20,065,103           5,743,342               1,112,819
NET ASSETS:
  Beginning of year...........     5,743,342                  --                      --
                                 ------------        -----------             -----------
  End of year.................   $25,808,445          $5,743,342              $1,112,819
                                 ------------        -----------             -----------
                                 ------------        -----------             -----------

*  Name changed. See Note 1.

** Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                   SEPARATE ACCOUNT VA-K (DELAWARE MEDALLION)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

    Separate Account VA-K, which funds the Delaware Medallion variable annuity contracts (the Delaware contracts) in addition to other contracts (the Allmerica Advantage and ExecAnnuity Plus variable annuity contracts), is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the Company), established on November 1, 1990 for the purpose of separating from the general assets of the Company those assets used to fund certain variable annuity contracts issued by the Company. The Company is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company (First Allmerica). First Allmerica is a wholly-owned subsidiary of Allmerica Financial Corporation (AFC). Under applicable insurance law, the assets and liabilities of Separate Account VA-K are clearly identified and distinguished from the other assets and liabilities of the Company. Separate Account VA-K cannot be charged with liabilities arising out of any other business of the Company.

    Separate Account VA-K is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Separate Account VA-K currently offers sixteen Sub-Accounts under the Delaware contracts. Each Sub-Account invests exclusively in a corresponding investment portfolio of the Delaware Group Premium Fund, Inc. (DGPF), managed by Delaware Management Company, or Delaware International Advisers Ltd. DGPF is an open-end, management investment company registered under the 1940 Act.

    Separate Account VA-K funds two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Section 401, 403, or 408 of the Internal Revenue Code (the
Code), while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary according to whether they are made from a qualified contract or a non-qualified contract.

    Effective May 1, 1998, the sub-accounts formerly known as Quantum and Value changed their names to Social Awareness and Small Cap Value, respectively.

    Certain prior year balances have been reclassified to conform with current year presentation.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS -- Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of DGPF. Net realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of DGPF at net asset value.

    FEDERAL INCOME TAXES -- The Company is taxed as a "life insurance company" under Subchapter L of the Code and files a consolidated federal income tax return with First Allmerica. The Company anticipates no tax liability resulting from the operations of Separate Account VA-K. Therefore, no provision for income taxes has been charged against Separate Account VA-K.

                   SEPARATE ACCOUNT VA-K (DELAWARE MEDALLION)

NOTE 3 -- INVESTMENTS

    The number of shares owned, aggregate cost, and net asset value per share of each Sub-Account's investment in DGPF at December 31, 1998 were as follows:

                                                 PORTFOLIO INFORMATION
                                          ------------------------------------
                                                                     NET ASSET
                                           NUMBER OF    AGGREGATE      VALUE
INVESTMENT PORTFOLIO                        SHARES         COST      PER SHARE
----------------------------------------  -----------  ------------  ---------
Decatur Total Return....................  20,087,629   $328,102,601   $19.420
Delchester..............................  13,328,997    122,651,903     8.460
Capital Reserves........................   3,932,697     38,798,579     9.880
Cash Reserve............................   3,919,261     39,192,612    10.000
DelCap..................................   6,760,279     97,935,112    18.550
Delaware................................   9,569,644    153,695,142    20.040
International Equity....................   5,528,756     82,183,265    16.480
Small Cap Value*........................   6,052,233     92,809,933    16.450
Trend...................................   3,770,072     62,500,439    19.750
Global Bond.............................     547,504      5,757,740    10.680
Strategic Income........................   1,760,519     18,528,862    10.600
Devon...................................   4,265,989     56,673,802    15.440
Emerging Markets........................     671,729      5,919,814     5.810
Convertible Securities..................     483,992      5,436,090    11.160
Social Awareness*.......................   1,773,776     23,291,579    14.550
REIT....................................     122,288      1,120,016     9.100

* Name changed. See Note 1.

NOTE 4 -- RELATED PARTY TRANSACTIONS

    The Company makes a charge of 1.25% per annum based on the average daily net assets of each Sub-Account at each valuation date for mortality and expense risks. The Company also charges each Sub-Account 0.15% per annum based on the average daily net assets of each Sub-Account for administrative expenses. These charges are deducted from the daily value of each Sub-Account and are paid to the Company on a daily basis.

    A contract fee is currently deducted on the contract anniversary and upon full surrender of the contract when the accumulated value is $50,000 or less on contracts issued on Form A3019-92 and A3022-93 (Delaware Medallion I & II) and less than $50,000 on contracts issued on Form A3025-96 (Delaware Medallion III). The fee is currently waived for the above contracts issued to and maintained by the trustee of a 401(k) plan.

    Allmerica Investments, Inc. (Allmerica Investments), a wholly-owned subsidiary of First Allmerica, is principal underwriter and general distributor of Separate Account VA-K, and does not receive any compensation for sales of the contracts. Commissions are paid by the Company to registered representatives of Allmerica Investments and to certain independent broker-dealers. The current series of contracts have a contingent deferred sales charge and no deduction is made for sales charges at the time of the sale. For the

                   SEPARATE ACCOUNT VA-K (DELAWARE MEDALLION)

NOTE 4 -- RELATED PARTY TRANSACTIONS (CONTINUED)

years ended December 31, 1998 and 1997, the Company received $11,635 and $35,112, respectively, for contingent deferred sales charges applicable to Separate Account VA-K.

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS

    Transactions from contractowners and sponsor were as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                            1998                             1997
                                               ------------------------------   ------------------------------
                                                   UNITS           AMOUNT           UNITS           AMOUNT
                                               -------------   --------------   -------------   --------------
Decatur Total Return
  Issuance of Units..........................     72,256,043   $  186,713,382      68,270,519   $  146,192,020
  Redemption of Units........................    (39,752,778)    (102,542,349)    (20,756,214)     (42,141,182)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................     32,503,265   $   84,171,033      47,514,305   $  104,050,838
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
Delchester
  Issuance of Units..........................     33,686,804   $   58,491,249      29,125,526   $   44,257,190
  Redemption of Units........................    (19,740,806)     (35,133,540)    (14,151,785)     (20,812,614)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................     13,945,998   $   23,357,709      14,973,741   $   23,444,576
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
Capital Reserves
  Issuance of Units..........................     21,141,167   $   28,143,452       8,221,438   $   10,561,345
  Redemption of Units........................    (13,309,887)     (17,531,334)     (8,212,795)     (10,523,013)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................      7,831,280   $   10,612,118           8,643   $       38,332
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
Cash Reserve
  Issuance of Units..........................    105,766,168   $  123,292,954     131,928,339   $  140,946,919
  Redemption of Units........................    (97,279,155)    (113,434,194)   (129,433,053)    (138,138,489)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................      8,487,013   $    9,858,760       2,495,286   $    2,808,430
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
DelCap
  Issuance of Units..........................     18,993,738   $   36,826,872      26,495,301   $   43,296,401
  Redemption of Units........................    (17,565,272)     (33,645,255)    (14,137,262)     (22,316,219)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................      1,428,466   $    3,181,617      12,358,039   $   20,980,182
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
Delaware
  Issuance of Units..........................     32,824,679   $   70,645,731      27,585,743   $   48,944,960
  Redemption of Units........................    (10,224,529)     (22,489,417)     (9,681,899)     (16,739,108)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................     22,600,150   $   48,156,314      17,903,844   $   32,205,852
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
International Equity
  Issuance of Units..........................     36,990,583   $   63,710,188      30,763,158   $   50,328,666
  Redemption of Units........................    (34,088,062)     (58,203,029)    (12,838,737)     (20,606,753)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................      2,902,521   $    5,507,159      17,924,421   $   29,721,913
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------

                   SEPARATE ACCOUNT VA-K (DELAWARE MEDALLION)

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                                   YEAR ENDED DECEMBER 31,
                                                            1998                             1997
                                               ------------------------------   ------------------------------
                                                   UNITS           AMOUNT           UNITS           AMOUNT
                                               -------------   --------------   -------------   --------------
Small Cap Value*
  Issuance of Units..........................     25,586,584   $   47,201,731      34,444,086   $   58,324,155
  Redemption of Units........................    (13,719,549)     (24,161,633)     (6,900,158)     (11,164,305)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................     11,867,035   $   23,040,098      27,543,928   $   47,159,850
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
Trend
  Issuance of Units..........................     52,031,588   $   94,450,667      19,609,154   $   31,318,712
  Redemption of Units........................    (48,716,468)     (88,778,849)     (8,063,478)     (12,505,048)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................      3,315,120   $    5,671,818      11,545,676   $   18,813,664
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
Global Bond
  Issuance of Units..........................      2,199,754   $    2,476,492       3,952,054   $    4,369,828
  Redemption of Units........................     (1,158,115)      (1,292,708)       (888,337)      (1,031,033)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................      1,041,639   $    1,183,784       3,063,717   $    3,338,795
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
Strategic Income
  Issuance of Units..........................     18,654,736   $   19,875,082       7,008,292   $    6,633,553
  Redemption of Units........................     (6,511,537)      (6,913,304)     (1,627,049)      (1,034,439)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................     12,143,199   $   12,961,778       5,381,243   $    5,599,114
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
Devon
  Issuance of Units..........................     39,665,749   $   53,748,557      13,727,287   $   15,666,740
  Redemption of Units........................     (8,559,979)     (10,476,008)     (2,142,694)      (2,126,099)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................     31,105,770   $   43,272,549      11,584,593   $   13,540,641
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
Emerging Markets
  Issuance of Units..........................      4,671,527   $    3,320,918       5,638,069   $    5,619,161
  Redemption of Units........................     (2,554,039)      (1,704,000)     (1,093,247)        (957,747)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................      2,117,488   $    1,616,918       4,544,822   $    4,661,414
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
Convertible Securities
  Issuance of Units..........................      5,107,726   $    5,894,804       1,415,849   $    1,492,628
  Redemption of Units........................     (1,605,693)      (1,781,183)       (124,725)         (44,961)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................      3,502,033   $    4,113,621       1,291,124   $    1,447,667
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
Social Awareness*
  Issuance of Units..........................     15,736,749   $   21,256,948       5,699,433   $    6,653,701
  Redemption of Units........................     (2,432,652)      (3,264,300)     (1,184,780)      (1,246,629)
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................     13,304,097   $   17,992,648       4,514,653   $    5,407,072
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------
REIT
  Issuance of Units..........................      1,267,985   $    1,159,190              --   $           --
  Redemption of Units........................        (32,694)         (30,990)             --               --
                                               -------------   --------------   -------------   --------------
    Net increase (decrease)..................      1,235,291   $    1,128,200              --   $           --
                                               -------------   --------------   -------------   --------------
                                               -------------   --------------   -------------   --------------

* Name changed. See Note 1.

                   SEPARATE ACCOUNT VA-K (DELAWARE MEDALLION)

NOTE 6 -- DIVERSIFICATION REQUIREMENTS

    Under the provisions of Section 817(h) of the Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal income tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury.

    The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that Separate Account VA-K satisfies the current requirements of the regulations, and it intends that Separate Account VA-K will continue to meet such requirements.

NOTE 7 -- PURCHASES AND SALES OF SECURITIES

    Cost of purchases and proceeds from sales of shares of DGPF by Separate Account VA-K during the year ended December 31, 1998 were as follows:

INVESTMENT PORTFOLIO                                      PURCHASES       SALES
-------------------------------------------------------  ------------  ------------
Decatur Total Return...................................  $141,863,822  $ 40,658,888
Delchester.............................................    48,781,837    16,597,087
Capital Reserves.......................................    23,125,388    11,200,709
Cash Reserve...........................................    90,535,760    79,320,787
DelCap.................................................    28,170,856    17,128,250
Delaware...............................................    64,238,063     3,068,072
International Equity...................................    48,049,472    40,743,530
Small Cap Value*.......................................    33,671,931     8,974,146
Trend..................................................    80,035,020    74,034,120
Global Bond............................................     2,336,871       939,010
Strategic Income.......................................    15,348,121     2,389,167
Devon..................................................    46,307,962     3,137,973
Emerging Markets.......................................     2,753,952     1,085,632
Convertible Securities.................................     5,537,216     1,417,031
Social Awareness*......................................    18,787,302       875,211
REIT...................................................     1,177,988        54,505
                                                         ------------  ------------
  Totals...............................................  $650,721,561  $301,624,118
                                                         ------------  ------------
                                                         ------------  ------------

* Name changed. See Note 1.

                            PART C. OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

  (a) FINANCIAL STATEMENTS

     Financial Statements Included in Part A
     None

     Financial Statements Included in Part B
     Financial Statements for Allmerica Financial Life Insurance and Annuity Company
     Financial Statements for Separate Account VA-K of Allmerica Financial Life Insurance and Annuity Company

     Financial Statements Included in Part C
     None

  (b) EXHIBITS

     EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated November 1, 1990 was previously filed on April 24, 1998 in Registration Statement No. 33-44830/ 811-6293, in Post-Effective Amendment No. 14, and is incorporated by reference herein.

     EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

     EXHIBIT 3    (a)  Underwriting and Administrative Services Agreement was
                       previously filed on April 24, 1998 in Registration Statement No. 33-44830/811-6293, Post-Effective Amendment No. 14, and is incorporated by reference herein.

                  (b) Wholesaling Agreement was previously filed on April 24, 1998 in Registration Statement No. 33-44830/811-6293, Post-Effective Amendment No. 14, and is incorporated by reference herein.

                  (c) Bonus Product Commissions Schedule is filed herewith. Sales Agreements with Commission Schedule were previously filed on April 24, 1998 in Registration Statement No. 33-44830/811-6293, Post-Effective Amendment No. 14, and are incorporated by reference herein.

                  (d) General Agent's Agreement was previously filed on April 24, 1998 in Registration Statement No. 33-44830/ 811-6293, Post-Effective Amendment No. 14, and is incorporated by reference herein.

                  (e) Career Agent Agreement was previously filed on April 24, 1998 in Registration Statement No. 33-44830/811-6293, Post-Effective Amendment No. 14, and is incorporated by reference herein.

                  (f) Registered Representative's Agreement was previously filed on April 24, 1998 in Registration Statement
                       No. 33-44830/811-6293, Post-Effective Amendment No. 14, and is incorporated by reference herein.

     Exhibit 4 The following documents were previously filed on June 18, 1999 in Registrant's initial Registration Statement No. 333-81281 and are incorporated by reference herein:

                  (a)  Contract Form A3028-99;
                  (b)  Specification Pages Form A8028-99;
                  (c)  Enhanced Death Benefit "EDB" Rider (Form 3263-99);
                  (d)  Enhanced Death Benefit "EDB" Rider (Form 3264-99);
                  (e)  Enhanced Death Benefit "EDB" Rider (Form 3265-99);
                  (f) Minimum Guaranteed Annuity Payout ("M-GAP") Rider (Form 3269-99);
                  (g)  Trail Employee Program Endorsement (Form 3274-99); and
                  (h)  Trail Employee Program Endorsement (Form 3275-99).

     EXHIBIT 5 Application Form 10876DG was previously filed on June 18, 1999 in Registrant's initial Registration Statement No. 333-81281 and is incorporated by reference herein.

     EXHIBIT 6 The Depositor's Articles of Incorporation, as amended effective October 1, 1995 to reflect its new name, was previously filed on September 28, 1995 in Registration Statement No. 33-44830/811-6293, Post-Effective
                  Amendment No. 9, and is incorporated by reference herein.

     EXHIBIT 7    Not Applicable.

     EXHIBIT 8    (a)  Fidelity Service Agreement was previously filed on
                       April 26, 1996 in Registration Statement No. 33-44830/ 811-6293, Post-Effective Amendment No. 10, and is incorporated by reference herein.

                  (b) An Amendment to the Fidelity Service Agreement, effective as of January 1, 1997, was previously filed on May 1, 1997 in Registration Statement No. 33-44830/811-6293, Post-Effective Amendment No. 13, and is incorporated by reference herein.

                  (c) Fidelity Service Contract, effective as of January 1, 1997, was previously filed on May 1, 1997 in Registration Statement No. 33-44830/811-6293, Post-Effective Amendment No. 13, and is incorporated by reference herein.

                  (d) BFDS Agreements for lockbox and mailroom services were previously filed on April 24, 1998 in Registration Statement No. 33-44830/811-6293, Post-Effective Amendment No. 14, and are incorporated by reference herein.

                  (e)  Directors' Power of Attorney is filed herewith.

     EXHIBIT 9    Opinion of Counsel is filed herewith.

     EXHIBIT 10   Consent of Independent Accountants is filed herewith.

     EXHIBIT 11   None.

     EXHIBIT 12   None.

     EXHIBIT 13 Schedule for Computation of Performance Quotations is filed herewith.

     EXHIBIT 14   Not Applicable.

     EXHIBIT 15 Participation Agreement with Delaware Group Premium Fund, Inc. and Amendment were previously filed on April 24, 1998 in Registration Statement No. 33-44830/811-6293, Post-Effective Amendment No. 14, and are incorporated by reference herein.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The principal business address of all the following Directors and Officers is:
     440 Lincoln Street
     Worcester, Massachusetts 01653

                DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

 NAME AND POSITION WITH COMPANY  PRINCIPAL OCCUPATION(s) DURING PAST FIVE YEARS
 ------------------------------  ----------------------------------------------
  Bruce C. Anderson              Director (since 1996), Vice President (since
   Director                      1984) and Assistant Secretary (since 1992) of
                                 First Allmerica

  Warren E. Barnes               Vice President (since 1996) and Corporate
   Vice President and            Controller (since 1998) of First Allmerica
   Corporate Controller

  Robert E. Bruce                Director and Chief Information Officer (since
   Director and Chief            1997) and Vice President (since 1995) of First
   Information Officer           Allmerica; and Corporate Manager (1979 to
                                 1995) of Digital Equipment Corporation

  Mary Eldridge                  Secretary (since 1999) of Allmerica Financial;
   Secretary                     Secretary (since 1999) of Allmerica
                                 Investments, Inc.; and Secretary (since 1999) of Allmerica Financial Investment Management
                                 Services, Inc.

  John P. Kavanaugh              Director and Chief Investment Officer (since
   Director, Vice President and  1996) and Vice President (since 1991) of First
   Chief Investment Officer      Allmerica; and Vice President (since 1998) of
                                 Allmerica Financial Investment Management
                                 Services, Inc.

  John F. Kelly                  Director (since 1996), Senior Vice President
   Director, Vice President and  (since 1986), General Counsel (since 1981) and
   General Counsel               Assistant Secretary (since 1991) of First
                                 Allmerica; Director (since 1985) of Allmerica
                                 Investments, Inc.; and Director (since 1990) of Allmerica Financial Investment Management
                                 Services, Inc.

  J. Barry May                   Director (since 1996) of First Allmerica;
  Director                       Director and President (since 1996) of The
                                 Hanover Insurance Company; and Vice President
                                 (1993 to 1996) of The Hanover Insurance
                                 Company

  James R. McAuliffe             Director (since 1996) of First Allmerica;
   Director                      Director (since 1992), President (since 1994)
                                 and Chief Executive Officer (since 1996) of

                                 Citizens Insurance Company of America

  John F. O'Brien                Director, President and Chief Executive
   Director and Chairman of      Officer (since 1989) of First Allmerica;
   the Board                     Director (since 1989) of Allmerica
                                 Investments, Inc.; and Director and Chairman of the Board (since 1990) of Allmerica
                                 Financial Investment Management Services, Inc.

  Edward J. Parry, III           Director and Chief Financial Officer (since
   Director, Vice President,     1996) and Vice President and Treasurer (since
   Chief Financial Officer and   1993) of First Allmerica; Treasurer (since
   Treasurer                     1993) of Allmerica Investments, Inc.; and
                                 Treasurer (since 1993) of Allmerica Financial
                                 Investment Management Services, Inc.

  Richard M. Reilly              Director (since 1996) and Vice President
   Director, President and       (since 1990) of First Allmerica; Director
   Chief Executive Officer       (since 1990) of Allmerica Investments, Inc.;
                                 and Director and President (since 1998) of
                                 Allmerica Financial Investment Management
                                 Services, Inc.

  Robert P. Restrepo, Jr.        Director and Vice President (since 1998) of
   Director                      First Allmerica; Chief Executive Officer (1996
                                 to 1998) of Travelers Property & Casualty;
                                 Senior Vice President (1993 to 1996) of Aetna
                                 Life & Casualty Company

  Eric A. Simonsen               Director (since 1996) and Vice President
  Director and Vice President    (since 1990) of First Allmerica; Director
                                 (since 1991) of Allmerica Investments, Inc.;
                                 and Director (since 1991) of Allmerica
                                 Financial Investment Management Services, Inc.

  Phillip E. Soule               Director (since 1996) and Vice President
   Director                      (since 1987) of First Allmerica

ITEM 26.  PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                                   Allmerica Financial Corporation

                                                              Delaware

       |               |               |               |               |               |               |               |
________________________________________________________________________________________________________________________________
      100%           100%             100%            100%            100%            100%            100%            100%
   Allmerica        Financial      Allmerica,       Allmerica   First Allmerica   AFC Capital     Allmerica      First Sterling
     Asset        Profiles, Inc.      Inc.          Funding     Financial Life      Trust I       Services          Limited
Management, Inc.                                     Corp.         Insurance                     Corporation
                                                                   Company

 Massachusetts    California     Massachusetts   Massachusetts   Massachusetts      Delaware     Massachusetts      Bermuda
       |                                                               |                                               |
       |                                    ___________________________________________                        ________________
       |                                      |               |               |                                        |
       |                                    100%            99.2%            100%                                     100%
       |                                 Advantage        Allmerica        Allmerica                              First Sterling
       |                                 Insurance          Trust        Financial Life                            Reinsurance
       |                                Network, Inc.    Company, N.A.    Insurance and                               Company
       |                                  Delaware                        Annuity Company                             Limited
       |
       |                                              Federally Chartered   Delaware                                 Bermuda
       |                                                                       |
       |                                       ________________________________________________________________
       |                                               |               |               |               |
       |                                              100%            100%            100%            100%
       |                                            Allmerica       Allmerica       Allmerica       Allmerica
       |                                          Investments,     Investment       Financial       Financial
       |                                              Inc.         Management      Investment       Services
       |                                                          Company, Inc.    Management       Insurance
       |                                                                         Services, Inc.    Agency, Inc.
       |
       |                                         Massachusetts   Massachusetts   Massachusetts   Massachusetts
       |
________________________________________________________________
       |              |                |               |
      100%           100%             100%            100%
    Allmerica   Sterling Risk       Allmerica       Allmerica
    Property      Management     Benefits, Inc.       Asset
  & Casualty   Services, Inc.                      Management,
Companies, Inc.                                      Limited

    Delaware       Delaware          Florida         Bermuda
       |
________________________________________________
       |              |                |
      100%           100%             100%
  The Hanover      Allmerica        Citizens
   Insurance       Financial       Insurance
    Company        Insurance        Company
                 Brokers, Inc.    of Illinois

 New Hampshire  Massachusetts       Illinois
       |
________________________________________________________________________________________________________________________________
       |               |               |               |               |               |               |               |
      100%           100%             100%            100%            100%            100%            100%            100%
    Allmerica      Allmerica      The Hanover    Hanover Texas      Citizens     Massachusetts      Allmerica        AMGRO
    Financial        Plus           American        Insurance     Corporation    Bay Insurance      Financial         Inc.
     Benefit       Insurance       Insurance       Management                       Company         Alliance
    Insurance     Agency, Inc.      Company       Company, Inc.                                    Insurance
    Company                                                                                         Company

  Pennsylvania  Massachusetts    New Hampshire       Texas          Delaware     New Hampshire   New Hampshire   Massachusetts
                                                                       |                                               |
                                                ________________________________________________                ________________
                                                       |               |               |                               |
                                                      100%            100%            100%                            100%
                                                    Citizens        Citizens        Citizens                      Lloyds Credit
                                                    Insurance       Insurance       Insurance                      Corporation
                                                     Company         Company         Company
                                                    of Ohio        of America        of the
                                                                                     Midwest

                                                      Ohio          Michigan        Indiana                      Massachusetts
                                                                       |
                                                               _________________
                                                                       |
                                                                      100%
                                                                    Citizens
                                                                   Management
                                                                      Inc.

                                                                    Michigan



_______________   _______________      _____________
   Allmerica          Greendale             AAM
    Equity             Special          Equity Fund
  Index Pool          Placements
                        Fund

 Massachusetts      Massachusetts      Massachusetts


-------- Grantor Trusts established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens


          _______________   ________________
             Allmerica         Allmerica
          Investment Trust     Securities
                                 Trust

           Massachusetts     Massachusetts


--------  Affiliated Management Investment Companies


                  ________________
                  Hanover Lloyd's
                    Insurance
                     Company

                      Texas


-------- Affiliated Lloyd's plan company, controlled by Underwriters for the benefit of The Hanover Insurance Company


          _______________   ________________
            AAM Growth       AAM High Yield
             & Income         Fund, L.L.C.
            Fund L.P.

            Delaware         Massachusetts

________ L.P. or L.L.C. established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

   NAME                                        ADDRESS                          TYPE OF BUSINESS
   ----                                        -------                          ----------------
   AAM Equity Fund                             440 Lincoln Street               Massachusetts Grantor Trust
                                               Worcester MA 01653

   AAM Growth & Income Fund, L.P.              440 Lincoln Street               Limited Partnership
                                               Worcester MA 01653

   Advantage Insurance Network, Inc.           440 Lincoln Street               Insurance Agency
                                               Worcester MA 01653

   AFC Capital Trust I                         440 Lincoln Street               Statutory Business Trust
                                               Worcester MA 01653

   Allmerica Asset Management Limited          440 Lincoln Street               Investment advisory services
                                               Worcester MA 01653

   Allmerica Asset Management, Inc.            440 Lincoln Street               Investment advisory services
                                               Worcester MA 01653

   Allmerica Benefits, Inc.                    440 Lincoln Street               Non-insurance medical services
                                               Worcester MA 01653

   Allmerica Equity Index Pool                 440 Lincoln Street               Massachusetts Grantor Trust
                                               Worcester MA 01653

   Allmerica Financial Alliance Insurance      100 North Parkway                Multi-line property and casualty
   Company                                     Worcester MA 01605               insurance

   Allmerica Financial Benefit Insurance       100 North Parkway                Multi-line property and casualty
   Company                                     Worcester MA 01605               insurance

   Allmerica Financial Corporation             440 Lincoln Street               Holding Company
                                               Worcester MA 01653

   Allmerica Financial Insurance Brokers,      440 Lincoln Street               Insurance Broker
   Inc.                                        Worcester MA 01653


   Allmerica Financial Life Insurance and      440 Lincoln Street               Life insurance, health insurance,
   accident and Annuity Company (formerly      Worcester MA 01653               annuities,variable annuities
   known as SMA Life Assurance Company)                                         and variable life insurance

   Allmerica Financial Services Insurance      440 Lincoln Street               Insurance Agency
   Agency, Inc.                                Worcester MA 01653

   Allmerica Funding Corp.                     440 Lincoln Street               Special purpose funding vehicle
                                               Worcester MA 01653               for commercial paper

   Allmerica, Inc.                             440 Lincoln Street               Common employer for Allmerica
                                               Worcester MA 01653               Financial Corporation entities

   Allmerica Financial Investment              440 Lincoln Street               Investment advisory services
   Management Services, Inc.                   Worcester MA 01653
   (formerly known as Allmerica
   Institutional Services, Inc.)

   Allmerica Investment Management             440 Lincoln Street               Investment advisory services
   Company, Inc.                               Worcester MA 01653

   Allmerica Investments, Inc.                 440 Lincoln Street               Securities, retail broker-dealer
                                               Worcester MA 01653

   Allmerica Investment Trust                  440 Lincoln Street               Investment Company
                                               Worcester MA 01653

   Allmerica Plus Insurance Agency, Inc.       440 Lincoln Street               Insurance Agency
                                               Worcester MA 01653

   Allmerica Property & Casualty               440 Lincoln Street               Holding Company
   Companies, Inc.                             Worcester MA 01653

   Allmerica Securities Trust                  440 Lincoln Street               Investment Company
                                               Worcester MA 01653

   Allmerica Services Corporation              440 Lincoln Street               Internal administrative services
                                               Worcester MA 01653               provider to Allmerica Financial
                                                                                Corporation entities

   Allmerica Trust Company, N.A.               440 Lincoln Street               Limited purpose national trust
                                               Worcester MA 01653               company

   AMGRO, Inc.                                 100 North Parkway                Premium financing
                                               Worcester MA 01605

   Citizens Corporation                        440 Lincoln Street               Holding Company
                                               Worcester MA 01653

   Citizens Insurance Company of America       645 West Grand River             Multi-line property and casualty
                                               Howell MI 48843                  insurance


   Citizens Insurance Company of Illinois      333 Pierce Road                  Multi-line property and casualty
                                               Itasca IL 60143                  insurance


   Citizens Insurance Company of the           3950 Priority Way South          Multi-line property and casualty
   Midwest                                     Drive, Suite 200                 insurance
                                               Indianapolis IN 46280

   Citizens Insurance Company of Ohio          8101 N. High Street              Multi-line property and casualty
                                               P.O. Box 342250                  insurance
                                               Columbus OH 43234

   Citizens Management, Inc.                   645 West Grand River             Services management company
                                               Howell MI 48843

   Financial Profiles                          5421 Avenida Encinas             Computer software company
                                               Carlsbad, CA  92008

   First Allmerica Financial Life              440 Lincoln Street               Life, pension, annuity, accident
   Insurance Company (formerly State           Worcester MA 01653               and health insurance company
   Mutual Life Assurance Company of
   America)

   First Sterling Limited                      440 Lincoln Street               Holding Company
                                               Worcester MA 01653

   First Sterling Reinsurance Company          440 Lincoln Street               Reinsurance Company
   Limited                                     Worcester MA 01653

   Greendale Special Placements Fund           440 Lincoln Street               Massachusetts Grantor Trust
                                               Worcester MA 01653

   The Hanover American Insurance              100 North Parkway                Multi-line property and casualty
   Company                                     Worcester MA 01605               insurance

   The Hanover Insurance Company               100 North Parkway                Multi-line property and casualty
                                               Worcester MA 01605               insurance

   Hanover Texas Insurance Management          801 East Campbell Road           Attorney-in-fact for Hanover
   Company, Inc.                               Richardson TX 75081              Llyod's Insurance Company

   Hanover Lloyd's Insurance Company           801 East Campbell Road           Multi-line property and casualty
                                               Richardson TX 75081              insurance

   Lloyds Credit Corporation                   440 Lincoln Street               Premium financing service
                                               Worcester MA 01653               franchises

   Massachusetts Bay Insurance Company         100 North Parkway                Multi-line property and casualty
                                               Worcester MA 01605               insurance

   Sterling Risk Management Services, Inc.     440 Lincoln Street               Risk management services
                                               Worcester MA 01653

ITEM 27. NUMBER OF CONTRACT OWNERS

     As of July 31, 1999, there were 6,946 Contract holders of qualified Contracts and 14,104 Contract holders of non-qualified Contracts.

ITEM 28. INDEMNIFICATION

Article VIII of the Bylaws of the Depositor state: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgement, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

          X VEL Account, VEL II Account, VEL Account III, Select Account III, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

          X Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company.

          -    Allmerica Investment Trust

     (b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
          440 Lincoln Street
          Worcester, Massachusetts 01653

         NAME                    POSITION OR OFFICE WITH UNDERWRITER
         ----                    -----------------------------------
     Emil J. Aberizk, Jr.        Vice President

     Edward T. Berger            Vice President and Chief Compliance Officer

     Mary Eldridge               Secretary

     Philip L. Heffernan         Vice President

     John F. Kelly               Director

     Daniel Mastrototaro         Vice President

     William F. Monroe, Jr.      Vice President

     David J. Mueller            Vice President and Controller

     John F. O'Brien             Director

     Stephen Parker              President, Director and Chief Executive Officer

     Edward J. Parry, III        Treasurer

     Richard M. Reilly           Director

     Eric A. Simonsen            Director

     Mark G. Steinberg           Senior Vice President

(c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), there were no commissions retained by Allmerica Investments, Inc., the principal underwriter of the Contracts, for sales of variable contracts funded by the Registrant in 1998. No commissions or other compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.

ITEM 31. MANAGEMENT SERVICES

     Effective March 31, 1995, the Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32.      UNDERTAKINGS

     (a) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

     (b) The Registrant hereby undertakes to include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Policies are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(B) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Registrant, a separate account of Allmerica Financial Life Insurance and Annuity Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption restrictions imposed by the Program and by Section 403(b)(11) to the attention of potential participants.

     4.   A signed statement acknowledging the participant's understanding of
          (I) the restrictions on redemption imposed by the Program and by
          Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

     Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Pre-effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 7th day of October, 1999.

                            SEPARATE ACCOUNT VA-K OF
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                          By: /s/ Mary Eldridge
                              -------------------------------
                              Mary Eldridge, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES                               TITLE                                         DATE

/s/ Warren E. Barnes                     Vice President and Corporate Controller       October 7, 1999
------------------------------------
Warren E. Barnes

Edward J. Parry III*                     Director, Vice President, Chief Financial
------------------------------------     Officer and Treasurer


Richard M. Reilly*                       Director, President and
------------------------------------     Chief Executive Officer


John F. O'Brien*                         Director and Chairman of the Board
------------------------------------

Bruce C. Anderson*                       Director
------------------------------------

Robert E. Bruce*                         Director and Chief Information Officer
------------------------------------

John P. Kavanaugh*                       Director, Vice President and
------------------------------------     Chief Investment Officer


John F. Kelly*                           Director, Vice President and
------------------------------------     General Counsel


J. Barry May*                            Director
------------------------------------

James R. Mcauliffe*                      Director
------------------------------------

Robert P. Restrepo, Jr.*                 Director
------------------------------------

Eric A. Simonsen*                        Director and Vice President
------------------------------------

Phillip E. Soule*                        Director
------------------------------------

*Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated July 1, 1999 duly executed by such persons.

/s/ Sheila B. St. Hilaire
---------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                                  EXHIBIT TABLE

Exhibit 3(c)     Bonus Product Commissions Schedule

Exhibit 8(e)     Directors' Power of Attorney

Exhibit 9        Opinion of Counsel

Exhibit 10       Consent of Independent Accountants

Ehibit 13        Schedule for Computation of Performance Quotations